As filed with the Securities and Exchange Commission on February 14, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Builders FirstSource, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5211	52-2084569
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2001 Bryan Street, Suite 1600

Dallas, Texas 75201
(214) 880-3500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald F. McAleenan, Esq.

Senior Vice President and General Counsel
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201
(214) 880-3500
(Names and addresses, including zip codes, and telephone
numbers, including area codes, of agents for service)

Robert B. Pincus, Esq. Allison L. Amorison, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square, P.O. Box 636 Wilmington, Delaware 19899-0636 (302) 651-3000	J. Scott Hodgkins, Esq. Latham & Watkins LLP 633 West Fifth Street, Suite 4000 Los Angeles, California 90071 (213) 485-1234

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)	Registration Fee(2)

Common Stock	$275,000,000	$32,368

(1)	Includes shares of common stock that the underwriters will have the right to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	, 2005
Subject to Completion, dated

                             Shares

Common Stock

This is the initial public offering of shares of our common stock. No public market currently exists for our common stock. We are offering           shares and the selling stockholder is offering  shares of our common stock. We expect the public offering price to be between $          and $           per share. We will not receive any proceeds from the sale of any shares of our common stock sold by the selling stockholder.

We intend to apply to have our common stock approved for listing on The Nasdaq National Market under the symbol “BLDR.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock under “Risk factors” beginning on page      of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to selling stockholder	$	$

The underwriters may also purchase up to an additional                shares of our common stock from us and from the selling stockholder at the public offering price, less underwriting discounts and commissions payable by us and the selling stockholder, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $          , our total proceeds, before expenses, will be $          and the total proceeds, before expenses, to the selling stockholder will be $           .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about                     , 2005.

Joint Book-Running Managers

UBS Investment Bank	Deutsche Bank Securities

________________________________________________________________________________

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where those offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

TABLE OF CONTENTS

About this prospectus	i
Prospectus summary	1
Risk factors	10
Forward-looking statements	21
Non-GAAP financial measures	22
Use of proceeds	23
Dividend policy	23
Capitalization	24
Dilution	25
Selected historical consolidated financial data	32
Management’s discussion and analysis of financial condition and results of operations	34
Industry overview and trends	49
Business	53
Management	64
Executive compensation	67
Principal and selling stockholders	71
Certain related party transactions	73
Description of capital stock	74
Description of certain indebtedness	77
Shares eligible for future sale	80
Certain material U.S. income tax consequences for non-U.S. holders	82
Underwriting	85
Legal matters	89
Experts	89
Where you can find more information	89
Index to consolidated financial statements	F-1

Through and including                     , 2005 (the 25th day after the date of this prospectus), federal securities law may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

About this prospectus

As used in this prospectus, unless the context requires otherwise, “we,” “us,” “our,” or the “Company” refers to Builders FirstSource, Inc. and its consolidated subsidiaries. All references to fiscal years of the Company in this prospectus refer to years commencing on January 1 of that year and ending on December 31. Unless otherwise indicated, the information in this prospectus assumes no exercise of the Underwriters’ over-allotment option.

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by independent market research firms, or other published independent sources. Some data are based on our good faith estimates that are derived from our review of internal surveys and independent sources. Although we believe that all of the foregoing sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Statements as to our market position relative to our competitors are generally based on management estimates as of the end of the third quarter of fiscal year 2004. We cannot assure you that more recent data would not produce different estimates of our market position.

i

Prospectus summary

The following summary contains basic information about us and this offering. It likely does not contain all the information that is important to you. For a more complete understanding of us and this offering, we encourage you to read this entire document carefully, including the “Risk Factors” section beginning on page      and the financial statements that are included elsewhere in this prospectus.

OUR COMPANY

We are a leading supplier and a fast-growing manufacturer of structural and related building products for residential new construction in the U.S. We are one of the top two suppliers of our product categories to Production Homebuilders, which we define as those U.S. homebuilders that build more than 100 homes per year. Our large scale, full product and service offerings, and unique business model position us to continue growing our sales to Production Homebuilders, the fastest-growing segment of residential homebuilders. We have operations principally in the southern and eastern U.S. with 63 distribution centers and 42 manufacturing facilities. For the year ended December 31, 2004, we generated sales of $           million, net income of $           million, and EBITDA of $           million. EBITDA is defined in “Non-GAAP financial measures” included elsewhere in this prospectus.

We provide an integrated solution to our customers that combines the manufacturing, supply, and installation of a full range of structural and related building products. Over the past several years, we have significantly increased our sales of products that we manufacture. These products include our factory-built roof and floor trusses, wall panels and stairs, as well as engineered wood products that we design and cut for each home (collectively “Prefabricated Components”). We also manufacture custom millwork and trim that we market under the Synboard® brand name, as well as aluminum and vinyl windows, and we assemble interior and exterior doors into pre-hung units. Our revenue from these manufactured products totaled $           million for the year ended December 31, 2004, representing       % of total sales. In addition, we supply our customers with a broad offering of professional grade building products not manufactured by us such as dimensional lumber and lumber sheet goods, various window, door and millwork lines, as well as cabinets, roofing, and gypsum wallboard. Our full range of construction-related services includes professional installation, turn-key framing and shell construction, and spans all our product categories.

We group our building products and services into five principal product categories: Prefabricated Components, Windows & Doors, Lumber & Lumber Sheet Goods, Millwork, and Other Building Products & Services. Over the past five years we have more than doubled the sales of our Prefabricated Components, Windows & Doors, and Millwork product categories, each of which includes both manufactured and distributed products. Products in these categories typically carry a higher margin and provide us with opportunities to cross-sell other products and services, thereby increasing customer penetration. The chart below provides a breakdown of each product category’s contribution to sales in the year ended December 31, 2004.

Sales by Product Category—Year Ended December 31, 2004

Total Sales—$           million

* Includes both manufactured and distributed products

We serve a broad customer base ranging from Production Homebuilders to small custom homebuilders and believe that we are the number one or two building products supplier for single-family residential new construction in approximately 75% of the geographic markets in which we operate. According to 2003 U.S. Census data, we have operations in 20 of the top 50 U.S. Metropolitan Statistical Areas, as ranked by single family housing permits, and approximately 44% of U.S. housing starts occurred in states in which we operate. Our comprehensive product offering featuring over 250,000 SKUs company-wide and our full range of construction services, combined with our scale and experienced sales force, have driven market share gains, particularly with Production Homebuilders.

INDUSTRY OVERVIEW AND TRENDS

Our Industry. We compete in the professional segment (“Pro Segment”) of the U.S. residential new construction building products supply market, which has estimated 2004 annual sales of $117 billion. The Pro Segment of this market is highly fragmented, with the top ten suppliers accounting for less than 15% of the total market. This segment consists predominantly of small, privately owned companies, most of which have limited access to capital and manufacturing capabilities, and lack the ability to provide a full range of construction services. The industry’s fragmentation is due to the large overall size of the market, the diversity of the target customer base, and variations in local building preferences and practices. We focus on a distinctly different target market than that of home center retailers, such as Home Depot and Lowe’s, who primarily serve do-it-yourself and professional remodeling customers. By contrast, our customers consist of professional homebuilders and those that provide construction services to them, with whom we develop strong relationships.

Housing. Our business is driven primarily by the residential new construction market. According to the National Association of Homebuilders, U.S. housing starts were 1.85 million in 2003 and are projected to be 1.95 million in 2004 and 1.88 million in 2005. While these levels are above the historical average of 1.62 million over the past ten years, several industry sources expect that strong housing demand will continue to be driven over the next decade by new household formations, increasing homeownership rates, the size and age of the population, an aging housing stock (approximately 36% of existing homes were built before 1960), improved financing options for buyers, and immigration trends. The Homeownership Alliance, for example, predicts that these demand drivers will lead to 1.85 million to 2.17 million new U.S. housing starts per year through 2014. Over the past decade, the homebuilding sector has undergone significant structural changes that we believe have contributed to greater stability in the industry. These developments include the introduction of more professional management teams, a reduction in speculative land positions, lower levels of unsold inventory, more conservatively financed balance sheets, geographic diversification and increased consolidation. As a result of the recent consolidation activity within the homebuilding industry and market share gains of the larger builders, our customer base has shifted increasingly to Production Homebuilders. The market share of the ten largest Production Homebuilders tripled from approximately 7% in 1990 to a projected 22% in 2004 and is expected to increase to 40% by 2010. While Production Homebuilders have continued to consolidate their industry, homebuilding remains a locally oriented business, even within the Production Homebuilders’ organizations, as building codes and architectural preferences vary widely by locale. For example, building codes in coastal areas are generally much different from codes in inland areas or those in earthquake zones, requiring different products and construction techniques. One of our key success factors is to maintain the local flexibility required to meet customer demand while maximizing the benefits of operating a large-scale, integrated company.

Prefabricated Components. The growing use of Prefabricated Components in the homebuilding process represents a major trend within the residential new construction building products supply market. According to the Engineered Wood Association, the use of manufactured panels in new homes increased by over 60% from 1997 to 2003. In addition, according to the USDA Forest Service, roof trusses, the largest component of our Prefabricated Components category, have replaced conventional site-built roof framing in approximately 70% of all single-family construction today. In response to this trend, we have increased our manufacturing capacity and our ability to provide customers with Prefabricated Components such as roof and floor trusses, stairs, wall panels, and engineered wood. Builders value the many benefits of using these products, including reduced cycle time and carrying costs, increased product quality, and cost savings from the reduction of expensive on-site labor and material waste. Once established as a preferred supplier of Prefabricated Components, we are typically able to cross-sell additional products and services as our customers increasingly seek integrated solutions.

OUR COMPETITIVE STRENGTHS

We believe our sales, earnings and cash flow will be driven by our competitive strengths:

Leading Positions in Growing Markets. We believe that we are the number one or two building products supplier for single-family residential new construction in approximately 75% of the geographic markets in which we operate. We are also the largest supplier of our product categories to the Production Homebuilders in our geographic markets as a whole. These leading market positions allow us to develop and sustain strong relationships with local customers and attain economies of scale that enhance profitability and reduce the risk of losing customers to our competitors. This in turn positions us favorably to continue to gain market share. Our facilities are strategically located in many of the fastest-growing markets in the southern and eastern U.S., where we expect continued growth. We believe that we are well positioned to grow with the Production Homebuilders as they increase their market share in these growing markets.

Unique Business Model. Our unique business model allows us to cost-effectively supply our customers and target Production Homebuilders, the fastest-growing segment of our customer base. We operate an integrated business model across our network of 63 distribution centers and 42 manufacturing facilities that differentiates us from many of our competitors who operate in a decentralized manner with a collection of facilities. This has enabled us to achieve an appropriate balance of maximizing the benefits of a centrally directed, large-scale company while maintaining the flexibility to build strong customer relationships and provide superior customer service at the local market level. The key components of our business model are the following:

•	We operate a highly customized, proprietary information technology system that drives internal efficiencies while allowing us to rapidly respond to our customers and reduce their administrative costs.

•	We tailor the size of our facilities to each market to meet the needs of our customers, offering large-scale, full-service branches in larger markets and smaller, more tailored facilities in secondary markets.

•	We offer our customers a “one-stop-shop approach” that combines a full line of manufactured structural building products, lumber and lumber sheet goods, and turn-key construction services; this integrated approach substantially reduces the administrative burden and cost to our customers of dealing with multiple suppliers.

Full Offering of Manufactured Products and Construction Services. Over the past several years, we have significantly increased our sales of manufactured products, which provide us with higher margins and increased opportunities to cross-sell other products to our customers. Our ability to supply our own manufactured products, including Prefabricated Components, windows, pre-hung doors and our branded Synboard® millwork products, strengthens our customer relationships by helping homebuilders reduce costs and cycle time while ensuring high quality. We also provide our customers with a full range of services, including professional installation, turn-key framing and shell construction, and design. This combination of manufactured products and construction services offers competitive advantages versus the traditional single-product, “sell-and-deliver” business model employed by many of our competitors.

Superior Customer Service. We offer our customers superior service through our experienced sales force and reliable delivery capabilities. Our salespeople act as trusted advisors and on-site consultants to the homebuilder and are involved in each important step of the construction process to ensure constant communication and rapidly resolve any issues that may arise. We typically deploy a salesperson to the job site to take measurements, interpret blueprints, assist in product selection and help oversee product installation. Drawing on a deep base of experience and knowledge, our representatives advise on regional aesthetic preferences and opportunities for cost reductions. In addition, our large delivery fleet and comprehensive inventory management system enable us to provide “just-in-time” product delivery, ensuring a smoother and faster production cycle for the homebuilder.

Attractive Cost and Working Capital Position. We have used our position as one of the few large-scale competitors in our industry to create an attractive cost position. We have generated substantial savings over time by implementing centralized corporate purchasing agreements. Approximately 80% of our non-lumber product purchases are made pursuant to company-wide purchase agreements. Our distribution centers average $32.6 million of annual sales, which is higher than any of our competitors that have annual sales in excess of $1 billion. This scale allows us to leverage our fixed costs, including occupancy, location management, supervisory labor and corporate overhead, to lower our costs per sales dollar. We measure location productivity at a detailed level and actively manage efficiency and cost. We have implemented a comprehensive efficiency measurement system in our truss and wall panel plants and this system has enabled us to significantly improve productivity. We aggressively manage every component of working capital, including accounts receivable, inventory, and accounts payable, and we have improved our working capital, expressed as a percentage of sales, from 1999 as compared to the nine-month period ended September 30, 2004. All of these activities are designed to ensure that we serve our customers at the lowest cost possible.

Experienced Management Team. We have a dedicated management team with extensive experience and expertise in the manufacturing, distribution, and marketing of building products. Our senior management team, including our three regional group presidents, has a total of over 175 years of industry experience. This team has successfully led us through various industry cycles, economic conditions and capital structures, and has demonstrated the ability to grow manufacturing businesses, introduce new product lines, expand into new geographic markets, and target and integrate acquisitions, while improving operational and working capital efficiencies. Our seasoned operational team is led by three regional group presidents who average over 25 years of industry experience. Local facility management and sales representatives are knowledgeable about homebuilding and generally have longstanding relationships with the builders in their respective markets.

OUR STRATEGY

Our strategy is to leverage our competitive strengths to grow sales, earnings, and cash flow and remain the preferred supplier to the homebuilding industry.

Increase Customer Penetration Through Incremental Sales of Manufactured Products and Services. We plan to organically grow our unit volumes and revenues through further penetration of our customer base by providing existing customers with incremental value-added products and services. As part of this strategy, we intend to increase sales of manufactured products, which are higher margin and less price sensitive than lumber products, and are growing in demand by homebuilders. Prefabricated Components, such as trusses, wall panels, stairs and engineered wood, are highly valued by our customers, especially Production Homebuilders, because they reduce builders’ cycle times and carrying costs and generate cost savings through the reduction of on-site labor and lumber waste. Once established as a manufacturer of these products by our customers, we are generally able to cross-sell additional products. We also intend to grow our sales of construction services, such as professional installation, turn-key framing and shell construction, and design, as a complement to our existing product offerings. Our ability to provide full product and service solutions further strengthens customer loyalty and enables us to retain an advantage over our competitors.

Target Production Homebuilders. We intend to leverage our unique business model, geographic breadth, and scale to continue to grow our sales to the Production Homebuilders as they continue to gain market share. The ten largest Production Homebuilders, as measured by homes sold, tripled their market share from approximately 7% in 1990 to a projected 22% in 2004, and are expected to increase their market share to 40% by 2010. We have grown our sales to this group at an even faster rate. For example, from 2001 to 2004, the ten largest Production Homebuilders increased their market share from approximately 18% to a projected 22%. Over approximately the same period, we increased our sales to this customer group by approximately      % from $262.9 million in 2001 to $           million for the year ended December 31, 2004.

Expand through New Manufacturing and Distribution Centers in Existing and Contiguous Markets. We believe that several key markets in which we currently operate require increased manufacturing capacity or incremental distribution facilities to reach their full sales potential. In many locations, we believe that we can increase market penetration through the introduction of additional distribution and manufacturing facilities. In addition, we have identified several markets that we believe we can enter with a strong market share from the onset by leveraging our existing nearby facilities, customer relationships and local knowledge. We will also selectively seek expansion opportunities that will enable us to grow in the multi-family and commercial end markets where we currently have a limited presence. We expect these expansions can be realized with capital expenditures consistent with historical levels.

Focus on Cost, Working Capital and Operating Improvements. We are extremely focused on expenses and working capital to remain a low cost supplier. We maintain a continuous improvement, “best practices” operating philosophy and regularly implement new initiatives to reduce costs, increase efficiency and reduce working capital, thereby enhancing profitability and cash flow. For example, we are beginning to link our computer system to those of our customers to streamline the administrative aspects of the quoting, invoicing and billing processes. We are also analyzing our workforce productivity to determine the optimal labor mix that minimizes cost, and examining our logistics function to reduce the cost of inbound freight. Our focus on cost controls and our strategy of shifting the sales mix to value-added products and services have significantly improved profitability. Selling, general and administrative expenses have declined as a percentage of sales from 21.4% in 2001 to           % for the year ended December 31, 2004. We have also improved our working capital, expressed as a percentage of sales, from 1999 as compared to the nine-month period ended September 30, 2004.

Pursue Strategic Acquisitions. The highly fragmented nature of the Pro Segment presents substantial acquisition opportunities. Our acquisition strategy centers on geographic expansion and continued growth of our Prefabricated Components business. First, there are a number of attractive homebuilding markets, including in the western and southwestern U.S. and parts of the Midwest, where we do not currently operate. We believe that our proven operating model can be successfully adapted to these markets and the homebuilders in these markets, many of whom we currently serve elsewhere, and who value our broad product and service offering, professional expertise, and superior customer service. When entering a new market, our strategy is to acquire market-leading suppliers and subsequently expand their product offerings and/or add manufacturing facilities while integrating their operations into our centralized platform. This strategy allows us to quickly achieve the scale required to maximize profitability and leverage existing customer relationships in the local market. Second, we will selectively seek to acquire companies that manufacture Prefabricated Components such as roof and floor trusses, wall panels, stairs, and engineered wood, as well as other building products such as millwork. Prefabricated Components are growing in popularity with homebuilders and provide us with cross-selling opportunities and higher margins. Our senior management team has the experience and ability to identify acquisition candidates and integrate acquisitions, having acquired and integrated 23 companies since 1998.

OUR BACKGROUND

Our company was formed in 1998 through a partnership between JLL Partners, Inc. (“JLL Partners”), and certain members of the existing management team. Through strategic acquisitions and organic growth, we quickly grew into one of the nation’s largest suppliers of structural and related building products to homebuilders. Under the leadership of our experienced senior management team, we evolved from a portfolio of 23 acquired businesses into an integrated operating company organized into three regional operating groups with strong, centralized financial and operational oversight.

OUR PRINCIPAL INVESTORS

Affiliates of JLL Partners, Inc. control JLL Building Products, LLC which owns 94.6% of our outstanding common stock. Founded in 1988, JLL Partners is among the leading private equity investment firms in the country with $2.2 billion in committed capital currently under management. JLL’s investment philosophy is to partner with exceptional managers to grow and improve quality companies. JLL has invested in a wide variety of sectors, with portfolio companies that have included AdvancePCS, C.H.I. Overhead Doors, Foodbrands America, IASIS Healthcare, Mosaic Sales Solutions, Motor Coach Industries, and PGT Industries.

RECENT DEVELOPMENTS

On February 11, 2005 we entered into a $350.0 million senior secured credit facility with a syndicate of banks. The new credit facility is composed of a $225.0 million six-and-a-half year term loan, a $110.0 million five-year revolver, and a $15.0 million pre-funded letter of credit facility to be available at any time and from time to time during the six-and-a-half year term. In addition, on February 11, 2005, we issued $275.0 million aggregate principal amount of second priority senior secured floating rate notes due 2012. See “Description of Certain Indebtedness” for a summary of the terms of the new credit facility and the floating rate notes. With the proceeds from these transactions, we repaid existing indebtedness and paid a $201.2 million dividend to stockholders and a $35.8 million payment to holders of stock options, as well as expenses of the new credit facility and floating rate notes.

Our principal executive offices are located at 2001 Bryan Street, Suite 1600, Dallas, Texas 75201,

and our telephone number is (214) 880-3500.

The offering

Common stock offered by Builders FirstSource, Inc.	shares ( shares if the underwriters exercise their over-allotment option in full)

Common stock offered by the selling stockholder	shares ( shares if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their over-allotment option in full)

Use of Proceeds	We intend to use the net proceeds that we receive in this offering to repay a portion of our outstanding debt and for general corporate purposes. We will not receive any of the proceeds from the sale of our common stock by the selling stockholder.

Proposed Nasdaq symbol	“BLDR.”

Summary of historical financial information and other data

The following table sets forth a summary of consolidated financial information and other data for each of the periods or at each date indicated. The summary historical consolidated statement of operations and balance sheet data as of December 31, 2003 and 2002 and for each of the three fiscal years ended December 31, 2003 has been derived from the consolidated financial statements of the Company, which have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm for the Company. The selected balance sheet data as of December 31, 2001 has been derived from our audited consolidated financial statements not included herein. The summary historical financial information for the nine months ended September 30, 2003 and as of and for the nine months ended September 30, 2004 has been derived from the unaudited condensed consolidated financial statements of the Company included elsewhere herein and reflects all adjustments that, in the opinion of the management of the Company, are necessary for a fair presentation of such information.

All information included in the following tables should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the consolidated financial statements and related notes, included elsewhere in this prospectus.

	Nine months ended
	or at September 30,		Year ended or at December 31,

	2004	2003	2003	2002	2001

	(in thousands, except per share amounts)
Statement of operations data:
Sales	$1,552,453	$1,213,460	$1,675,093	$1,500,006	$1,513,545
Cost of sales	1,201,004	940,953	1,301,728	1,155,369	1,150,233

Gross margin	351,449	272,507	373,365	344,637	363,312
Selling, general and administrative expenses	275,551	240,893	326,419	307,317	323,741
Facility closure costs	—	1,051	1,171	750	8,288

Income from operations	75,898	30,563	45,775	36,570	31,283
Other expense, net	—	901	620	2,220	4,067
Interest expense	18,687	7,935	11,124	12,055	20,581

Income from continuing operations before income taxes	57,211	21,727	34,031	22,295	6,635
Income tax expense	22,026	8,330	13,048	8,955	2,609

Income from continuing operations	35,185	13,397	20,983	13,340	4,026
Income (loss) from discontinued operations, net of tax	103	(2,641)	(3,822)	(2,980)	(2,120)
Cumulative effect of change in accounting principle, net of tax	—	—	—	(19,504)	—

Net income (loss)	$35,288	$10,756	$17,161	$(9,144)	$1,906

Income from continuing operations per share— basic	$0.14	$0.05	$0.08	$0.05	$0.02
Income from continuing operations per share— diluted	0.13	0.05	0.08	0.05	0.02
Weighted average shares outstanding— basic	251,321	252,215	252,040	253,629	255,320
Weighted average shares outstanding— diluted	264,738	252,701	252,519	254,108	256,816
Balance sheet data (end of period):
Cash and cash equivalents	$22,799		$5,585	$2,248	$3,309
Total assets	734,909		626,161	535,185	567,729
Total debt, including current portion	314,055		168,533	129,706	154,010
Shareholders’ equity	197,186		301,631	285,902	295,743
Cash flow data:
Net cash provided by (used in) operating activities	$61,329	$(27,007)	$(40,162)	$48,530	$78,039
Net cash used in investing activities	(14,823)	(5,307)	(13,040)	(10,311)	(2,158)
Net cash provided by (used in) financing activities	(29,292)	34,375	56,539	(39,280)	(74,918)
Other financial data:
Depreciation and amortization (excluding discontinued operations)	$13,998	$14,942	$19,579	$20,002	$24,543
EBITDA(1)	89,896	45,505	65,354	56,572	55,826
Capital expenditures (excluding acquisitions)	16,394	11,019	15,592	15,061	22,491

(1)	EBITDA, a non-GAAP financial measure used by management to measure operating performance, is defined as net income (loss) plus income taxes, interest, depreciation, amortization, cumulative effect of change in accounting principle, other expense (net) and income (loss) from discontinued operations. We reference this non-GAAP financial measure as a management group frequently in our decision-making because it provides meaningful information regarding our operating performance and cash flows and facilitates comparisons to our historical operating results. For a reconciliation of EBITDA to net income, see “Selected Historical Consolidated Financial Information”

EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies use identical calculations, the presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use because it does not reflect certain cash requirements such as interest payments, income tax payments, and debt service requirements.

Risk factors

An investment in shares of our common stock involves risks. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before deciding to buy shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy shares of our common stock. The risks and uncertainties described below are not the only ones we face.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

The Industry in Which We Operate Is Dependent upon the Homebuilding Industry, the Economy, and Other Important Factors.

The building products supply industry is highly dependent on new home construction, which in turn is dependent upon a number of factors, including demographic trends, interest rates, tax policy, employment levels, consumer confidence, and the economy generally. Unfavorable changes in demographics or a weakening of the national economy or of any regional or local economy in which we operate could adversely affect consumer spending, result in decreased demand for homes, and adversely affect our business. Production of new homes may also decline because of shortages of qualified tradesmen, reliance on inadequately capitalized sub-contractors, and shortages of materials. In addition, the homebuilding industry is subject to various local, state, and federal statutes, ordinances, rules, and regulations concerning zoning, building design and safety, construction, and similar matters, including regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can be built within the boundaries of a particular area. Increased regulatory restrictions could limit demand for new homes and could negatively affect our sales and earnings. Because we have substantial fixed costs, relatively modest declines in our customers’ production levels could have a significant adverse impact on our financial condition, results of operations and cash flows.

The Building Supply Industry Is Cyclical and Seasonal.

The building products supply industry is subject to cyclical market pressures. Prices of building products are subject to fluctuations arising from changes in supply and demand, national and international economic conditions, labor costs, competition, market speculation, government regulation, and trade policies, as well as from periodic delays in the delivery of lumber and other products. For example, prices of wood products, including lumber and panel products, are subject to significant volatility and directly affect our sales and earnings. Our Lumber & Lumber Sheet Goods product category represented        % of total sales in the year ended December 31, 2004. We have no ability to control the timing and amount of pricing changes for building products. In addition, the supply of building products fluctuates based on available manufacturing capacity, and a shortage of capacity or excess capacity in the industry can result in significant increases or declines in market prices for those products, often within a short period of time. Such price fluctuations can adversely affect our financial condition, results of operations and cash flows.

In addition, although weather patterns affect our results of operations throughout the year, adverse weather historically has reduced construction activity in the first and fourth quarters in our markets. To the extent that hurricanes, severe storms, floods, or other natural disasters or similar events occur in the markets in which we operate, our business may be adversely affected. We anticipate that fluctuations from period to period will continue in the future.

Risk factors

Product Shortages, Loss of Key Suppliers, and Our Dependence on Third-Party Suppliers and Manufacturers Could Affect Our Financial Health.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from manufacturers and other suppliers. Generally, our products are obtainable from various sources and in sufficient quantities. However, the loss of, or a substantial decrease in the availability of, products from our suppliers or the loss of key supplier arrangements could adversely impact our financial condition, results of operations and cash flows.

Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Failure by our suppliers to continue to supply us with products on commercially reasonable terms, or at all, could have a material adverse effect on our financial condition, results of operations and cash flows.

The Loss of Any of Our Significant Customers Could Affect Our Financial Health.

Our 10 largest customers generated approximately      % of our sales in the year ended December 31, 2004, and our largest customer accounted for almost  % of our sales in that same period. We cannot guarantee that we will maintain or improve our relationships with these customers or that we will continue to supply these customers at current levels. Production Homebuilders and other customers may seek to purchase some of the products that we currently sell directly from manufacturers, or they may elect to establish their own building products manufacturing and distribution facilities. In addition, continued consolidation among Production Homebuilders could also result in a loss of some of our present customers to our competitors, and the loss of one or more of our significant customers or a deterioration in our relations with any of them could significantly affect our financial condition, results of operations and cash flows. Furthermore, our customers are not required to purchase any minimum amount of products from us. The contracts into which we have entered with most of our professional customers typically provide that we supply particular products or services for a certain period of time when and if ordered by the customer. Should our customers purchase our products in significantly lower quantities than they have in the past, such decreased purchases could have a material adverse effect on our financial condition, results of operations and cash flows.

Our Industry is Highly Fragmented and Competitive, and Increased Competitive Pressure May Adversely Affect Our Results.

The building products supply industry is highly fragmented and competitive. We face significant competition from local and regional building materials chains, as well as from privately-owned single site enterprises. Any of these competitors may (i) foresee the course of market development more accurately than do we, (ii) develop products that are superior to our products, (iii) have the ability to produce similar products at a lower cost, (iv) develop stronger relationships with local homebuilders, or (v) adapt more quickly to new technologies or evolving customer requirements than do we. As a result, we may not be able to compete successfully with them. In addition, home center retailers, which have historically concentrated their sales efforts on retail consumers and small contractors, may in the future intensify their marketing efforts to professional homebuilders. Furthermore, certain product manufacturers sell and distribute their products directly to Production Homebuilders, and the volume of such direct sales could increase in the future. Additional manufacturers of products distributed by us may elect to sell and distribute directly to homebuilders in the future or enter into exclusive supplier arrangements with other distributors. Finally, we may not be able to maintain our costs at a level sufficiently low for us to compete effectively. If we are unable to compete effectively, our financial condition, results of operations and cash flows will be adversely affected.

Risk factors

We Are Subject to Competitive Pricing Pressure From Our Customers.

Production Homebuilders historically have exerted significant pressure on their outside suppliers to keep prices low because of their increasing market share and their ability to leverage such market share in the highly fragmented building products supply industry. Continued consolidation among Production Homebuilders, and changes in Production Homebuilders’ purchasing policies or payment practices, could result in increased pricing pressure. If we are unable to generate sufficient cost savings in the future to offset any price reductions, our financial condition, results of operations, and cash flows may be adversely affected.

Our Level of Indebtedness Could Adversely Affect our Ability to Raise Additional Capital to Fund Our Operations, Limit Our Ability to React to Changes in the Economy or Our Industry, and Prevent Us from Meeting Our Obligations under Our Debt Instruments.

As of September 30, 2004, after giving effect to the application of the net proceeds of this offering, our new senior secured credit facility, our floating rate notes, and the application of the net proceeds therefrom, our total indebtedness would have been $     million. See “Capitalization” for additional information.

Our substantial debt could have important consequences for you, including:

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, and future business opportunities;

•	exposing us to the risk of increased interest rates because certain of our borrowings, including the floating rate notes and borrowings under the new senior secured credit facility, will be at variable rates of interest;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

We May Incur Additional Indebtedness

We may incur additional indebtedness under our new senior secured credit facility, which provides for up to $110 million of revolving credit borrowings and a $15 million pre-funded letter of credit facility. In addition, we and our subsidiaries may be able to incur substantial additional indebtedness in the future, including secured debt, subject to the restrictions contained in the credit agreement governing our new senior secured credit facility and the indenture relating to our floating rate notes. See “Description of Certain Indebtedness.” If new debt is added to our current debt levels, the related risks that we now face could intensify.

Our Debt Instruments Contain Various Covenants That Limit Our Ability to Operate Our Business.

Our financing arrangements, including our new senior secured credit facility and the indenture governing our floating rate notes, contain various provisions that limit our ability to, among other things:

•	transfer or sell assets, including the equity interests of our restricted subsidiaries, or use asset sale proceeds;

•	incur additional debt;

Risk factors

•	pay dividends or distributions on our capital stock or repurchase our capital stock;

•	make certain restricted payments or investments;

•	create liens to secure debt;

•	enter into transactions with affiliates;

•	merge or consolidate with another company; and

•	engage in unrelated business activities.

In addition, our new senior secured credit facility will require us to meet specified financial ratios. These covenants may restrict our ability to expand or fully pursue our business strategies. Our ability to comply with these and other provisions of the indenture governing our floating rate notes and the new senior secured credit facility may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments, or other events beyond our control. The breach of any of these covenants, including those contained in our new senior secured credit facility and the indenture governing our floating rate notes, could result in a default under our indebtedness, which could cause those and other obligations to become due and payable. If any of our indebtedness is accelerated, we may not be able to repay it.

We Are a Holding Company and Conduct All of Our Operations through Our Subsidiaries. Therefore, We Rely on Dividends, Interest, and Other Payments, Advances, and Transfers of Funds from Our Subsidiaries to Meet Our Debt Service and Other Obligations. As a Result, We May Not Be Able to Generate Sufficient Cash to Service All of Our Indebtedness and May Be Forced to Take Other Actions to Satisfy Our Obligations under Our Indebtedness, Which May Not Be Successful.

We are a holding company that derives all of our operating income from our subsidiaries. All of our assets are held by our direct and indirect subsidiaries, and we rely on the earnings and cash flows of our subsidiaries, which are paid to us by our subsidiaries in the form of dividends and other payments or distributions, to meet our debt service obligations. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends and other distributions to us), the terms of existing and future indebtedness and other agreements of our subsidiaries, the new senior secured credit facility, the terms of the indenture governing the floating rate notes, and the covenants of any future outstanding indebtedness we or our subsidiaries incur.

Our financial condition and operating performance and that of our subsidiaries is also subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium and liquidated damages, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The credit agreement governing our new senior secured credit facility and the indenture governing the floating rate notes will restrict our ability to dispose of assets and use the proceeds from such disposition. We may not be able to consummate those dispositions

Risk factors

or be able to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due.

Our Continued Success Will Depend on Our Ability to Retain Our Key Employees and to Attract and Retain New Qualified Employees.

Our success depends in part on our ability to attract, hire, train, and retain qualified managerial, sales, and marketing personnel. We face significant competition for these types of employees in our industry. We may be unsuccessful in attracting and retaining the personnel we require to conduct and expand our operations successfully. In addition, key personnel may leave us and compete against us. Our success also depends to a significant extent on the continued service of our senior management team. We may be unsuccessful in replacing key managers who either quit or retire. The loss of any member of our senior management team or other experienced, senior employees could impair our ability to execute our business plan and growth strategy, cause us to lose customers and reduce our net sales, or lead to employee morale problems and/or the loss of other key employees. In any such event, our financial condition, results of operations, and cash flows could be adversely affected.

The Nature of Our Business Exposes Us to Product Liability and Warranty Claims and Other Legal Proceedings.

We are involved in product liability and product warranty claims relating to the products we manufacture and distribute that, if adversely determined, could adversely affect our financial condition, results of operations and cash flows. We rely on manufacturers and other suppliers to provide us with many of the products we sell and distribute. Because we do not have direct control over the quality of such products manufactured or supplied by such third party suppliers, we are exposed to risks relating to the quality of such products. In addition, we are exposed to potential claims arising from the conduct of home builders and their sub-contractors, for which we may be contractually liable. Although we currently maintain what we believe to be suitable and adequate insurance in excess of our self-insured amounts, there can be no assurance that we will be able to maintain such insurance on acceptable terms or that such insurance will provide adequate protection against potential liabilities. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in our products and our company. In addition, we are involved on an ongoing basis in other legal proceedings. We cannot assure you that any current or future claims will not adversely affect our financial condition, results of operations, and cash flows.

A Range of Factors May Make Our Quarterly Revenues and Earnings Variable.

We have historically experienced, and in the future will continue to experience, variability in revenues and earnings on a quarterly basis. The factors expected to contribute to this variability include, among others, (i) the volatility of prices of lumber and wood products, (ii) the cyclical nature of the homebuilding industry, (iii) general economic conditions in the various local markets in which we compete, (iv) the pricing policies of our competitors, (v) the production schedules of our customers, and (vi) the effects of the weather. These factors, among others, make it difficult to project our operating results on a consistent basis.

We May be Adversely Affected by Any Disruption in Our Information Technology Systems.

Our operations are dependent upon our information technology systems, which encompass all of our major business functions. Our centralized financial reporting system currently draws data from our two enterprise resource planning (“ERP”) systems. We rely upon such information technology systems to manage and replenish inventory, to fill and ship customer orders on a timely basis, and to coordinate our

Risk factors

sales activities across all of our products and services. A substantial disruption in our information technology systems for any prolonged time period could result in delays in receiving inventory and supplies or filling customer orders and adversely affect our customer service and relationships. As part of our continuing integration of our computer systems, we plan to integrate our two ERPs into a single system. This integration may divert management’s attention from our core businesses. In addition, we may experience delays in such integration or problems with the functionality of the integrated system, which could increase the expected cost of the integration. There can be no assurance that such delays, problems, or costs will not have a material adverse effect on our financial condition, results of operations or cash flows.

We May be Adversely Affected by Any Natural or Man-Made Disruptions to Our Distribution and Manufacturing Facilities.

We currently maintain a broad network of distribution and manufacturing facilities throughout the southern and eastern U.S. Any serious disruption to our facilities resulting from fire, earthquake, weather-related events, an act of terrorism, or any other cause could damage a significant portion of our inventory and could materially impair our ability to distribute our products to customers. In addition, we could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace a damaged facility. If any of these events were to occur, our financial condition, results of operations and cash flows could be materially adversely affected.

We May be Unable to Successfully Implement Our Expansion Plans Included in Our Business Strategy.

Our business plan provides for continued growth through acquisitions, particularly in the western and southwestern U.S., and organic growth (see “Business—Our Strategy”). Failure to identify and acquire suitable acquisition candidates on appropriate terms could have a material adverse effect on our growth strategy. Moreover, a significant change in our business or the economy, an unexpected decrease in our cash flow for any reason, or the requirements of our new senior secured credit facility could result in an inability to obtain the capital required to effect new acquisitions or expansions of existing facilities. Our failure to make successful acquisitions or to build or expand facilities, including manufacturing facilities, produce saleable product, or meet customer demand in a timely manner could result in damage to or loss of customer relationships. In addition, although we have been successful in the past in integrating 23 acquisitions, we may not be able to integrate the operations of future acquired businesses with our own in an efficient and cost-effective manner or without significant disruption to our existing operations. Acquisitions, moreover, involve significant risks and uncertainties, including difficulties integrating acquired personnel and other corporate cultures into our business, the potential loss of key employees, customers, or suppliers, difficulties in integrating different computer and accounting systems, and exposure to unforeseen liabilities of acquired companies, and the diversion of management attention and resources from existing operations. We may also be required to incur additional debt in order to consummate acquisitions in the future, which debt may be substantial and may limit our flexibility in using our cash flow from operations. Our failure to integrate future acquired businesses effectively or to manage other consequences of our acquisitions, including increased indebtedness, could prevent us from remaining competitive and, ultimately, could adversely affect our financial condition, results of operations and cash flows.

Federal and State Regulations Could Impose Substantial Costs and/or Restrictions on Our Operations That Would Reduce Our Net Income.

We are subject to various federal, state, and local regulations, including, among other things, regulations promulgated by the Department of Transportation and applicable to our fleet of delivery trucks, work

Risk factors

safety regulations promulgated by the Department of Labor’s Occupational Safety and Health Administration, employment regulations promulgated by the United States Equal Employment Opportunity Commission, and state and local zoning restrictions and building codes. More burdensome regulatory requirements in these or other areas may increase our general and administrative costs and adversely affect our financial condition, results of operations, and cash flows.

We are Subject to Potential Exposure to Environmental Liabilities and Are Subject to Environmental Regulation.

We are subject to various federal, state, and local environmental laws, ordinances, and regulations. Although we believe that our facilities are in material compliance with such laws, ordinances, and regulations, as owners and lessees of real property, we can be held liable for the investigation or remediation of contamination on such properties, in some circumstances, without regard to whether we knew of or were responsible for such contamination. No assurance can be provided that remediation may not be required in the future as a result of spills or releases of petroleum products or hazardous substances, the discovery of unknown environmental conditions or more stringent standards regarding existing residual contamination. More burdensome environmental regulatory requirements may increase our general and administrative costs and adversely affect our financial condition, results of operations, and cash flows.

We May be Adversely Affected by Uncertainty in the Economy and Financial Markets, Including as a Result of Terrorism and the War in the Middle East.

Instability in the economy and financial markets, including as a result of terrorism and the war in the Middle East, may result in a decrease in housing starts, which would adversely affect our business. In addition, the war, related setbacks, or adverse developments, including a retaliatory military strike or terrorist attack, may cause unpredictable or unfavorable economic conditions and could have a material adverse effect on our operating results and financial condition and on our ability to raise capital. Terrorist attacks similar to the ones committed on September 11, 2001, may directly affect our ability to keep our operations and services functioning properly and could have a material adverse effect on our financial condition, results of operations, and cash flows.

Being a Public Company Will Increase Our Administrative Costs.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. Under the SEC rules and regulations, as well as those of Nasdaq, our financial compliance costs will increase. Such rules may also make it more difficult and more expensive to obtain director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Investor Confidence and the Price of Our Common Stock May Be Adversely Affected if We Are Unable to Comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Upon completion of this offering, we will become an SEC reporting company. As a reporting company, we will be subject to rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, which require us to include in our annual report on Form 10-K our management’s report on, and assessment of, the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting and the effectiveness of such internal controls. These requirements will first apply to our annual report for the fiscal year ending December 31, 2005. If we fail

Risk factors

to properly assess and/or achieve and maintain the adequacy of our internal controls, there is a risk that we will not comply with all of the requirements imposed by Section 404. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our securities.

Risks Related to the Offering

There Has Been No Prior Public Market for Our Common Stock, and an Active Trading Market May Not Develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using our shares as consideration.

Our Stock Price May Be Volatile, and You May Lose All or Part of Your Investment.

The initial public offering price for the shares of our common stock sold in this offering has been determined by negotiation among the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering and the price of our common stock may decline. In addition, the market price of our common stock could be highly volatile and may fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in customer relationships, acquisitions or expansion plans;

•	changes in the prices of products we sell;

•	our involvement in litigation;

•	our sale of common stock or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted, which could adversely impact our financial condition, results of operations and cash flows.

Risk factors

Investors in This Offering Will Suffer Immediate and Substantial Dilution.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Purchasers of our common stock in this offering will experience immediate and substantial dilution, and the exercise of stock options subsequent to this offering will cause investors to experience further dilution, which means that:

•	you will pay a price per share that substantially exceeds the per share book value of our assets immediately following the offering after subtracting our liabilities; and

•	the purchasers in this offering will have contributed % of the total amount to fund us but will own only % of our outstanding shares.

If We Fail to Meet the Requirements of The Nasdaq National Market, Our Stock Could Be Delisted, and the Market for Our Stock Could Be Less Liquid.

We are proposing to apply to list our common stock on The Nasdaq National Market. There are continuing eligibility requirements of companies listed on The Nasdaq National Market. If we are not able to continue to satisfy the eligibility requirements for The Nasdaq National Market, then our stock may be delisted. Delisting could result in a lower price of our common stock and may limit the ability of our stockholders to sell our stock.

If Securities or Industry Analysts Do Not Publish Research or Reports about Our Business, Our Stock Price and Trading Volume Could Decline.

The trading market for our common stock will likely be significantly influenced by the research and reports that securities or industry analysts publish about us and our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. In addition, if one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

The Market Price of Our Common Stock Could Be Negatively Affected by Future Sales of Our Common Stock.

Sales by us or our stockholders of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. The shares held by certain of our current officers, and by our directors and principal stockholder following this offering will be subject to lock-up agreements and may not be sold to the public during the        -day period following the date of this prospectus without the consent of the underwriters. UBS Investment Bank, as the representative of the underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. For more information about these lock-up agreements, see “Underwriting.” Shares held by our officers, directors and principal stockholder will be considered “restricted securities” within the meaning of Rule 144 under the Securities Act and, after the lock-up period, will be eligible for resale subject to certain limitations of Rule 144.

The holders of an aggregate of            shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act of 1933. See “Description of Capital Stock— Registration Rights.” In addition to outstanding shares eligible for future sale,            shares of our common stock are issuable under currently outstanding stock options granted to several officers, directors and employees. Following this offering, we intend to file a registration statement under the Securities Act registering            shares under our stock incentive plan. Shares included in such

Risk factors

registration statement will be available for sale in the public market immediately except for shares held by affiliates who will have certain restrictions on their ability to sell. Sales of substantial amounts of common stock in the public market, or the perception that these sales may occur, could materially adversely affect the prevailing market price of our common stock and our ability to raise capital through a public offering of our equity securities. See “Shares Eligible for Future Sale.”

The Controlling Position of Affiliates of JLL Partners Will Limit Your Ability to Influence Corporate Matters.

Affiliates of JLL Partners control JLL Building Products, LLC, the selling stockholder, which, prior to this offering, owns 94.6% of our outstanding common stock and, after this offering, is expected to own      % of our outstanding common stock. Accordingly, following this offering, such affiliates of JLL Partners will have significant influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that some of our stockholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

Provisions in Our Charter Documents Could Discourage a Takeover That Stockholders May Consider Favorable.

Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	Our stockholders may not remove a director without cause, and our certificate of incorporation provides for a classified board of directors with staggered, three-year terms. As a result, it could take up to three years for stockholders to replace the entire board.

•	Our board of directors has the exclusive right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

•	Our stockholders may not act by written consent. As a result, holders of our capital stock would be able to take actions only at a stockholders’ meeting.

•	No stockholder may call a special meeting of stockholders. This may make it more difficult for stockholders to take certain actions.

•	We do not have cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates.

•	Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	Our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

Risk factors

Our Management Team May Invest or Spend the Proceeds of This Offering in Ways with Which You May Not Agree or in Ways That May Not Yield a Return.

Presently, anticipated uses of the proceeds of this offering include repaying some of our outstanding debt and for other general corporate purposes. Other than with respect to repaying our outstanding debt in the manner described in the “Use of Proceeds,” we cannot specify with certainty how we will use the net proceeds of this offering. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Forward-looking statements

This prospectus includes or incorporates forward-looking statements regarding, among other things, our financial condition and business strategy. We have based these forward-looking statements on our current expectations and projections about future events. All statements other than statements of historical facts included in this prospectus, including, without limitation, statements under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” and located elsewhere in this prospectus regarding the prospects of our industry and our prospects, plans, financial position, and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in this prospectus, including in conjunction with the forward-looking statements included in this prospectus and under “Risk Factors.” All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document. These forward-looking statements speak only as of the date of this prospectus. We will not update these statements except as may be required by applicable securities laws. Factors, risks, and uncertainties that could cause actual outcomes and results to be materially different from those projected include, among others:

•	Dependence on the homebuilding industry, the economy, and other important factors;

•	Cyclical and seasonal nature of the building products supply industry;

•	Product shortages, loss of key suppliers, and our dependence on third-party suppliers and manufacturers;

•	Loss of significant customers;

•	Competition in the highly fragmented building products supply industry;

•	Pricing pressure from our customers;

•	Our level of indebtedness;

•	Our incurrence of additional indebtedness;

•	Our inability to take certain actions because of restrictions in our debt agreements;

•	Our reliance on our subsidiaries;

•	Dependence on key personnel;

•	Exposure to product liability and warranty claims;

•	Variability of our quarterly revenues and earnings;

•	Disruptions in our information technology systems;

•	Disruptions at our facilities;

•	Our ability to execute our strategic plans;

•	Effects of regulatory conditions on our operations;

•	Exposure to environmental liabilities and regulation;

•	Economic and financial uncertainty resulting from terrorism and war;

•	Costs incurred as a result of becoming a public company; and

•	Our ability to meet the requirements of the Sarbanes-Oxley Act of 2002.

Forward-looking statements

Non-GAAP financial measures

EBITDA, as presented in this prospectus, is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. It is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities as measures of our liquidity. We define EBITDA as net income (loss) plus income taxes, interest, depreciation, amortization, cumulative effect of change in accounting principle, other expense (net) and income (loss) from discontinued operations. We believe EBITDA provides investors with meaningful information with respect to our operating performance and cash flows and facilitates comparisons to our historical operating results. We include it to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements. In addition, in evaluating this non-GAAP measure, you should be aware that in the future we will incur expenses such as those used in calculating EBITDA. In addition, our presentation of this measure should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Our EBITDA measure has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments,

•	it does not reflect changes in, or cash requirements for, our working capital needs,

•	it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt,

•	it does not reflect any cash income taxes we may be required to pay,

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and this measure does not reflect any cash requirements for such replacements,

•	it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows,

•	it does not reflect the impact of earnings or charges resulting from matters we do not consider to be indicative of our ongoing operations, and

•	other companies in our industry may calculate this measure differently than we do, which limits its usefulness as a comparative measure.

Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using our EBITDA measure supplementally. See our consolidated financial statements and the related notes included elsewhere in this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $           million, or approximately $           million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $          per share, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

We intend to use the net proceeds of this offering:

•	to repay approximately $ million of indebtedness;

•	to pay the fees and expenses of this offering; and

•	for working capital and general corporate purposes.

Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

Dividend policy

We have not paid regular dividends in the past; and any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our debt instruments, our future earnings, capital requirements, financial condition, future prospects, and other factors that our board of directors may deem relevant. The terms of our new senior secured credit facility and the indenture governing our floating rate notes restrict our ability to pay dividends.

Although we have not paid regular dividends in the past, a dividend was paid to stockholders in the first quarter of 2005 in an aggregate amount of $201.2 million (or $0.80 per share) in connection with the closing of our new senior secured credit facility and floating rate notes, and an aggregate of $139.6 million (or $0.56 per share) of dividends was paid in 2004.

Capitalization

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2004, on an actual basis and as adjusted to give effect to this offering, our new senior secured credit facility, the issuance of our floating rate notes, and the application of the net proceeds from this offering, the new senior secured credit facility, and our floating rate notes as if they had occurred on September 30, 2004. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Data” and our consolidated financial statements and the notes thereto, each included elsewhere in this prospectus.

	September 30, 2004

	Actual	Adjusted

	(in millions
Cash and cash equivalents	$22.8	$

Debt
Existing first lien term loan	$228.9	$
Existing second lien term loan	85.0
Existing other debt	0.2
New revolving credit facility(1)
New senior secured credit facility
Floating rate notes

Total debt	314.1
Shareholders’ equity:
Common stock ($0.01 par value, 300,000 shares authorized, 251,339 and issued and outstanding at Actual and Adjusted September 30, 2004, respectively)	2.5
Additional paid-in capital	160.5
Retained earnings	34.2

Total shareholders’ equity	197.2

Total capitalization	$511.3	$

(1)	$110.0 million of unfunded revolving facility commitment; $15.0 million pre-funded letter of credit facility will not be reflected on the balance sheet until drawn upon.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after giving effect to this offering. After giving effect to the new senior secured credit facility and the floating rate notes, the net tangible book value of our common stock as of September 30, 2004 would have been approximately $(147.6) million, or approximately $(0.59) per share. After giving effect to our sale of                      shares of our common stock in this offering at an assumed initial public offering price of $           per share, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of                     , 2005 would have been approximately $           million, or approximately $           per share. The difference represents an immediate increase in pro forma net tangible book value of $           per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $           per share to new investors.

The following table illustrates the per share dilution to the new investors:

Per Share

Assumed initial public offering price per share	$
Net tangible book value per share as of , 2004	$
Increase in net tangible book value per share attributable to this offering	$
Pro forma net tangible book value per share after this offering	$
Dilution per share to new investors in this offering	$

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share would increase to $           per share, and the dilution per share to new investors would be $          .

The following table summarizes, on a pro forma basis as of                     , 2004, the differences between our existing stockholders and investors in this offering with respect to the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders and the price per share paid by investors in this offering before deducting estimated underwriting discounts and commissions and our estimated offering expenses:

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing Stockholders			$		$
New Investors
Total		100%		100%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own      % and our new investors would own      % of the total number of shares of our common stock outstanding after this offering.

The discussion and tables above exclude                      shares of our common stock issuable upon exercise of outstanding options with exercise prices ranging from $          per share to $          per share, and                      shares of our common stock available for future grant or issuance under our stock incentive plan. Because the exercise prices of the outstanding options are significantly below the assumed initial offering price, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised.

Unaudited pro forma financial data

The following unaudited pro forma condensed consolidated balance sheet as of September 30, 2004 is based on the unaudited historical condensed consolidated balance sheet as of September 30, 2004 of Builders FirstSource, Inc. and gives effect to this offering, the new senior secured credit facility, the floating rate notes, and the use of proceeds therefrom as if they had occurred on September 30, 2004.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 has been derived from our audited consolidated financial statements for the year ended December 31, 2003. The unaudited pro forma condensed consolidated statement of operations for the nine-month period ended September 30, 2004 has been derived from our unaudited condensed consolidated financial statements for the nine-month period September 30, 2004. The pro forma consolidated statements of operations give effect to the following events (the “Transactions”) as if each occurred on January 1, 2003, for the year ended December 31, 2003 and January 1, 2004 for the nine months ended September 30, 2004.

Debt financing (closed February 11, 2005):

•	We entered into a new $350.0 million senior secured credit facility with a syndicate of banks.

•	We issued $275.0 million of the floating rate notes.

•	We paid a dividend of $201.2 million to stockholders and we paid $35.8 million to holders of stock options.

•	We paid the fees and expenses relating to the floating rate notes and the new senior secured credit facility.

Offering:

•	We issued shares of common stock in this offering.

•	We repaid $ of indebtedness with the net proceeds of this offering.

•	We paid the fees and expenses related to this offering.

The unaudited pro forma financial statements should be read in conjunction with the accompanying notes, our historical financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and other financial information contained in this prospectus. The pro forma information presented herein does not purport to be indicative of the financial position or results of operations that would have actually occurred had the Transactions taken place on the dates indicated or which may occur in the future. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to revision upon completion of the Transactions.

We believe the estimates and assumptions used to prepare the unaudited pro forma consolidated financial data provide a reasonable basis for presenting the significant effects of the Transactions and that the pro forma adjustments give appropriate effect to the estimates and assumptions and are properly applied in the unaudited pro forma consolidated financial data.

Unaudited pro forma financial data

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

	As of September 30, 2004

				Pro forma
		Pro forma		before	Pro forma
		debt		Offering	Offering
	Historical	adjustments		adjustments	adjustments	Pro forma

	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$22,799	$(22,799	)(a)	$—
Accounts receivable, net	266,438	—		266,438
Inventories	156,378	—		156,378
Other current assets	21,545	—		21,545

Total current assets	467,160	(22,799)		444,361
Property, plant and equipment, net	91,006	—		91,006
Goodwill	163,059	—		163,059
Other assets, net	13,684	20,675	(b)	26,519
		(7,840	)(c)

Total assets	$734,909	$(9,964)		$724,945

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$120,827	$—		$120,827
Accrued liabilities	85,002	(14,565	)(i)	70,437
Book overdrafts	708	—		708
Current maturities of long-term debt	3,575	(1,325	)(d)	2,250

Total current liabilities	210,112	(15,890)		194,222
Long-term debt, less current maturities	310,480	187,470	(d)	497,950
Other long-term liabilities	17,131	—		17,131

	537,723	171,580		709,303
Commitments and contingencies
Shareholders’ equity:
Common stock	2,513	—		2,513
Additional paid-in capital	160,514	(147,385	)(f)(h)	13,129
Stock purchase loans receivable	—	—		—
Retained earnings	34,159	(7,840	)(c)	—
		(1,700	)(e)
		(10,894	)(f)(h)
		(28,290	)(g)(h)
		14,565	(i)

Total shareholders’ equity	197,186	(181,544)		15,642

Total liabilities and shareholders’ equity	$734,909	$(9,964)		$724,945

Unaudited pro forma financial data

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

Debt Financing (closed February 11, 2005):

(a)	Total available cash and cash equivalents balance was used as a source of funds for the payments discussed in notes (f) and (g) below.

(b)	Represents $20.7 million of capitalized financing costs related to the new senior secured credit facility and the issuance of the floating rate notes. The final syndicate of banks has not been determined and, therefore, the estimated amount of financing costs that will be deferred is subject to change depending on final allocation and participation of applicable banks.

(c)	Represents the reduction in deferred financing costs and shareholders’ equity for the write-off of costs incurred related to the Company’s prior credit facility which is being refinanced. As discussed in note (b) above, this amount is subject to change depending on the final make-up of the lending bank syndicate. At September 30, 2004, the Company had a balance of $10.0 million of unamortized deferred financing costs, of which $2.2 million related to the revolving line of credit under the prior credit facility. The costs related to the revolving line of credit were not written off in the pro forma condensed consolidated balance sheet since the revolving line of credit under the new credit facility will increase the Company’s borrowing capacity. The remaining unamortized balance of deferred financing costs related to the prior revolving line of credit will be combined with costs incurred to secure the new revolving credit and amortized over the life of the new revolving credit agreement.

(d)	Represents the $275.0 million of floating rate notes plus the $225.0 million borrowed under the Company’s new senior secured credit facility, net of the repayment of the Company’s prior credit facility of $313.9 million. The new credit facility requires consecutive quarterly payments equal to 1.0% of the original principal amount of the loan. Therefore, $2.3 million is included in current maturities of long-term debt in the accompanying pro forma condensed consolidated balance sheet as of September 30, 2004.

(e)	Represents a $1.7 million termination payment to be paid related to the prepayment of the Tranche B term loan under the prior credit facility which was expensed.

(f)	Represents the dividend of $158.3 million paid to stockholders as part of the debt financing, assuming such payment was made on September 30, 2004. Retained earnings was fully reduced by $10.9 million and additional paid-in capital was reduced by $147.4 million for the remainder of the dividend as discussed in note (h) below.

(g)	Represents the payment made to option holders of $28.3 million as part of the debt financing, assuming such payment was made on September 30, 2004, in-lieu of adjusting the option exercise price.

(h)	The dividend paid to stockholders and the payment made to stock option holders were dependent upon the Company’s level of debt and cash and cash equivalents at the date of the closing (February 11, 2005) of the debt financing. The following is a reconciliation of the dividends paid to stockholders and the payment made to stock option holders on February 11, 2005 to the amount of those payments assuming the payments occurred on September 30, 2004.

	February 11,	Pro-rata	September 30,
	2005	Reduction	2004

Dividend to stockholders	$201.2	$(42.9)	$158.3
Payment to option holders	$35.8	$(7.5)	$28.3

(i)	Represents the tax effect of the pro-forma adjustments (c), (e) and (g) at a 38.5% tax rate.

Unaudited pro forma financial data

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	For the Nine Month Period Ended
	September 30, 2004

				Pro forma
		Pro forma		before	Pro forma
		debt		Offering	Offering
	Historical	adjustments		adjustments	adjustments	Pro forma

	(in thousands, except per share amounts)
Sales	$1,552,453	$—		$1,552,453
Cost of sales	1,201,004	—		1,201,004

Gross margin	351,449	—		351,449
Selling, general and administrative expenses	275,551	—		275,551

Income from operations	75,898	—		75,898
Interest expense	18,687	9,193	(a)	27,880

Income from continuing operations before income taxes	57,211	(9,193)		48,018
Income tax expense	22,026	(3,539	)(b)	18,487

Income from continuing operations	$35,185	$(5,654)		$29,531

Income from continuing operations per share — basic	$0.14					$—

Income from continuing operations per share — diluted	$0.13					$—

Weighted average shares outstanding — basic	251,321					—

Weighted average shares outstanding — diluted	264,738					—

Unaudited pro forma financial data

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2003

				Pro forma
		Pro forma		before	Pro forma
		debt		Offering	Offering
	Historical	adjustments		adjustments	adjustments	Pro forma

	(In thousands, except per share amounts)
Sales	$1,675,093	$—		$1,675,093
Cost of sales	1,301,728	—		1,301,728

Gross margin	373,365	—		373,365
Selling, general and administrative expenses	326,419	—		326,419
Facility closure costs	1,171	—		1,171

Income from operations	45,775	—		45,775
Other expense, net	620	—		620
Interest expense	11,124	25,707	(a)	36,831

Income from continuing operations before income taxes	34,031	(25,707)		8,324
Income tax expense	13,048	(9,846	)(b)	3,202

Income from continuing operations	$20,983	$(15,861)		$5,122

Income from continuing operations per share — basic	$0.08					$—

Income from continuing operations per share — diluted	$0.08					$—

Weighted average shares outstanding — basic	252,040					—

Weighted average shares outstanding — diluted	252,519					—

Unaudited pro forma financial data

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(a)	Represents the adjustment to historical interest expense on debt to be issued or incurred in connection with the debt financing, as presented in the following table.

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2004	2003

	(In thousands)
Historical interest expense	$18,687	$11,124
Interest expense resulting from the floating rate notes	14,479	19,305
Interest expense resulting from borrowings under the new senior secured credit facility	9,615	12,821
Interest expense resulting from borrowings under the old credit facilities	(13,816)	(7,683)

Total cash interest expense	28,965	35,567

Amortization of additional deferred financing costs related to the floating rate notes	1,169	1,559
Amortization of deferred financing costs associated with the new senior secured credit facility	1,244	1,659
Amortization of deferred financing costs associated with the old credit facilities	(3,498)	(1,954)

Total pro forma interest expense	$27,880	$36,831

As of September 30, 2004, the pro forma balance on the new senior secured credit facility was $225.0 million and the pro forma balance on the floating rate notes was $275.0 million. The assumed interest rate on the new senior secured credit facility was 5.27% (LIBOR plus 2.50%) and the interest rate on the floating rate notes was 7.02% (LIBOR plus 4.25%). The new senior secured credit facility also includes a letter of credit fee of 2.75% on outstanding borrowings and a 0.50% commitment fee on the revolving line of credit. For each 1/8% change in the assumed interest rate of the new credit facility and notes, interest expense would increase by approximately $0.6 million and $0.5 million for the year ended December 31, 2003 and the nine-month period ended September 30, 2004, respectively.

The average outstanding balance of the old senior secured credit facility during the nine month period ended September 30, 2004 was approximately $315 million at an average interest rate of 6.17%. The old credit facility also included a letter of credit fee of 2.75% on outstanding borrowings and a 0.50% commitment fee on the revolving line of credit. The nine month period ended September 30, 2004 also included interest from the 2003 credit facility which was refinanced in February 2004.

The average outstanding balance of the credit facility in existence in 2003 for the year ended December 31, 2003 was approximately $135 million at an average interest rate of 5.10%. This credit facility also included a letter of credit fee ranging from 2.50% to 2.75% on outstanding borrowings and a commitment fee on the revolving line of credit ranging from 0.325% to 0.375%.

(b)	Represents the income tax effect of the pro forma adjustments assuming a tax rate of 38.5% and 38.3% for the nine month period ended September 30, 2004 and the year ended December 31, 2003, respectively.

Selected historical consolidated financial information

The following table sets forth our selected historical consolidated financial information for each of the periods or as of the date indicated. The selected statement of operations and balance sheet data as of December 31, 2003 and 2002 and for each of the three fiscal years ended December 31, 2003 has been derived from our consolidated financial statements, included elsewhere herein which have been audited by PricewaterhouseCoopers, LLP, our independent Registered Public Accounting Firm. The selected statement of operations and balance sheet data as of December 31, 2001, 2000 and 1999 and for the fiscal years ended December 31, 2000 and 1999 has been derived from our audited consolidated financial statements not included herein. The selected financial information for the nine months ended September 30, 2003 and as of and for the nine months ended September 30, 2004 has been derived from our unaudited consolidated financial statements included elsewhere herein and reflects all adjustments that, in the opinion of our management, are necessary for a fair presentation of such information.

All information included in the following tables should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and related notes and other financial information, included elsewhere in this prospectus.

	Nine months ended
	September 30,		Year ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(in thousands, except per share amounts)
Statement of operations data:
Sales	$1,552,453	$1,213,460	$1,675,093	$1,500,006	$1,513,545	$1,513,086	$1,202,846
Cost of sales	1,201,004	940,953	1,301,728	1,155,369	1,150,233	1,141,658	935,468

Gross margin	351,449	272,507	373,365	344,637	363,312	371,428	267,378
Selling, general and administrative expenses	275,551	240,893	326,419	307,317	323,741	308,574	209,667
Facility closure costs	—	1,051	1,171	750	8,288	—	—

Income from operations	75,898	30,563	45,775	36,570	31,283	62,854	57,711
Other (income) expense, net	—	901	620	2,220	4,067	3,567	(74)
Interest expense	18,687	7,935	11,124	12,055	20,581	30,891	22,757

Income from continuing operations before income taxes	57,211	21,727	34,031	22,295	6,635	28,396	35,028
Income tax expense	22,026	8,330	13,048	8,955	2,609	11,805	15,051

Income from continuing operations	35,185	13,397	20,983	13,340	4,026	16,591	19,977
Income (loss) from discontinued operations, net of tax	103	(2,641)	(3,822)	(2,980)	(2,120)	292	555
Cumulative effect of change in accounting principle, net of tax	—	—	—	(19,504)	—	—	—

Net income (loss)	$35,288	$10,756	$17,161	$(9,144)	$1,906	$16,883	$20,532

Income from continuing operations per share— basic	$0.14	$0.05	$0.08	$0.05	$0.02	$0.08	$0.15
Income from continuing operations per share— diluted	$0.13	$0.05	$0.08	$0.05	$0.02	$0.08	$0.15
Weighted average shares outstanding— basic	251,321	252,215	252,040	253,629	255,320	222,676	138,472
Weighted average shares outstanding— diluted	264,738	252,701	252,519	254,108	256,816	224,322	139,238

	Nine months ended
	September 30,		Year ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(in thousands, except per share amounts)
Balance sheet data (end of period):
Cash and cash equivalents	$22,799		$5,585	$2,248	$3,309	$2,346	$6,202
Total assets	734,909		626,161	535,185	567,729	637,911	601,963
Total debt, including current portion	314,055		168,533	129,706	154,010	223,829	298,923
Shareholders’ equity	197,186		301,631	285,902	295,743	296,260	194,928
Cash flow data:
Net cash provided by (used in) operating activities	$61,329	$(27,007)	$(40,162)	$48,530	$78,039	$102,932	$12,385
Net cash used in investing activities	(14,823)	(5,307)	(13,040)	(10,311)	(2,158)	(127,126)	(208,661)
Net cash provided by (used in) financing activities	(29,292)	34,375	56,539	(39,280)	(74,918)	20,338	200,716
Other financial data:
Depreciation and amortization (excluding discontinued operations)	$13,998	$14,942	$19,579	$20,002	$24,543	$20,880	$13,811
EBITDA(1)	89,896	45,505	65,354	56,572	55,826	83,734	71,522
Capital expenditures (excluding acquisitions)	16,394	11,019	15,592	15,061	22,491	23,123	17,120

(1)	EBITDA, a non-GAAP measure used by management to measure operating performance, is defined as net income (loss) plus income taxes, interest, depreciation, amortization, cumulative effect of changes in accounting principle, other (income) expense (net) and income (loss) from discontinued operations. We reference this non-GAAP financial measure as a management group frequently in our decision-making because it provides meaningful information regarding our operating performance and cash flows and facilitates comparisons to our historical operating results.

EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies use identical calculations, the presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use because it does not reflect certain cash requirements such as interest payments, income tax payments, and debt service requirements.

Below is a table reconciling EBITDA to net income (loss):

	Nine months ended
	September 30,		For the year ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(in thousands)
Net income (loss)	$35,288	$10,756	$17,161	$(9,144)	$1,906	$16,883	$20,532
Cumulative effect of change in accounting principle, net of tax	—	—	—	19,504	—	—	—
(Income) loss from discontinued operations, net of tax	(103)	2,641	3,822	2,980	2,120	(292)	(555)
Income tax expense	22,026	8,330	13,048	8,955	2,609	11,805	15,051
Interest expense	18,687	7,935	11,124	12,055	20,581	30,891	22,757
Other (income) expense, net	—	901	620	2,220	4,067	3,567	(74)
Depreciation expense (excluding discontinued operations)	13,875	14,172	18,758	18,512	17,607	15,244	10,407
Amortization expense	123	770	821	1,490	6,936	5,636	3,404

EBITDA	$89,896	$45,505	$65,354	$56,572	$55,826	$83,734	$71,522

Management’s discussion and analysis of financial condition

and results of operations

The following discussion of our financial condition and results of operations should be read in conjunction with all of the consolidated historical financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements. Please see “Risk Factors” and “Forward-Looking Statements” for a discussion of certain of the uncertainties, risks and assumptions associated with these statements.

OVERVIEW

We are a leading supplier and a fast-growing manufacturer of structural and related building products for residential new construction in the U.S. Our manufactured products include our factory-built roof and floor trusses, wall panels and stairs, as well as engineered wood that we design and cut for each home. We also manufacture custom millwork and trim that we market under the Synboard® brand name, as well as aluminum and vinyl windows, and we assemble interior and exterior doors into pre-hung units. In addition, we supply our customers with a broad offering of professional grade building products not manufactured by us, such as dimensional lumber and lumber sheet goods, various window, door and millwork lines, as well as cabinets, roofing, and gypsum wallboard. Our full range of construction-related services includes professional installation, turn-key framing and shell construction, and spans all our product categories.

We manage our business as a single operating segment. We group our building products and services into five principal product categories: Prefabricated Components, Windows & Doors, Lumber & Lumber Sheet Goods, Millwork, and Other Building Products & Services. Prefabricated Components consist of factory-built floor and roof trusses, wall panels, stairs, as well as engineered wood that we design and cut for each home. The Windows & Doors category is comprised of the manufacturing, assembly and distribution of windows, and the assembly and distribution of interior and exterior door units. Lumber & Lumber Sheet Goods include dimensional lumber, plywood and oriented strand board (“OSB”) products used in on-site house framing. Millwork includes interior and exterior trim, columns, and posts that we distribute, as well as custom exterior features that we manufacture under the Synboard® brand name. The Other Building Products & Services category is comprised of products including cabinets, gypsum, roofing, and insulation, and services including turn-key framing and shell construction, design assistance, and the professional installation of products, which spans all of our product categories.

Factors influencing future results of operations

Our future results of operations will be impacted by the following factors, some of which are beyond our control.

Homebuilding Industry. Our business is driven primarily by the residential new construction market. According to the National Association of Homebuilders, U.S. housing starts were 1.85 million in 2003 and are projected to be 1.95 million in 2004 and 1.88 million in 2005. While these levels are above the historical average of 1.62 million over the past ten years, several industry sources expect that strong housing demand will continue to be driven over the next decade by new household formations, increasing homeownership rates, the size and age of the population, an aging housing stock (approximately 36% of existing homes were built before 1960), improved financing options for buyers, and immigration trends. In recent years, the homebuilding industry has undergone significant consolidation, with the larger homebuilders substantially increasing their market share. In accordance with this trend, our customer base has increasingly shifted to Production Homebuilders, the fastest growing segment of residential homebuilders.

Management’s discussion and analysis of financial condition and results of operations

The growing use of Prefabricated Components in the homebuilding process represents a major trend within the residential new construction building products supply market. Builders value the many benefits of using these products, including reduced cycle time and carrying costs, increased product quality, and cost savings from the reduction of expensive on-site labor and material waste. In response to this trend, we have continued to increase our manufacturing capacity and our ability to provide customers with Prefabricated Components such as roof and floor trusses, wall panels, stairs and engineered wood, as well as windows, pre-hung doors and our branded Synboard® millwork products.

Economic Conditions. Our financial performance will be impacted by economic changes nationally and locally in the markets we serve. The building products supply industry is dependent on new home construction and subject to cyclical market pressures. Our operations are subject to fluctuations arising from changes in supply and demand, national and international economic conditions, labor costs, competition, government regulation, trade policies, and other factors that affect the homebuilding industry such as demographic trends, interest rates, single-family housing starts, employment levels, consumer confidence, and the availability of credit to homebuilders, contractors and homeowners.

Cost of Materials. Prices of wood products, which are subject to cyclical market pressures, adversely impact operating income when prices rapidly rise or fall within a relatively short period of time. We purchase certain materials, including lumber products which are then sold to customers as well as used as direct production inputs for our manufactured products. Short term changes in the cost of these materials, some of which are subject to significant fluctuations, are sometimes passed on to our customers, but our pricing quotation periods may limit our ability to pass on such price changes. Our inability to pass on material price increases to our customers could adversely impact operating income.

Recapitalization. In connection with our new senior secured credit facility, our floating rate notes, and the use of proceeds therefrom, we will recognize certain expenses in the first quarter of 2005. The payment to our option holders will be recorded as compensation expense reducing pre-tax income by approximately $35.8 million. We expect to pay approximately $22.4 million in fees in connection with the issuance of the floating rate notes and our new senior secured credit facility. The amount of fees that will be capitalized or expensed, as well as the amount of previously deferred loan costs that will be expensed, is dependent upon the ultimate participation of banks in our new senior secured credit facility, in relation to their participation in our 2004 credit facility. To date, the banks’ level of participation has not been determined. As a result of these payments, we expect to report a net loss for the first quarter of 2005.

Selling, General and Administrative Expense. On January 18, 2005, we announced that we are planning to prepare for an underwritten initial public offering of our common stock, which we expect to complete in the second quarter of 2005. Following consummation of our proposed initial public offering, we would incur certain incremental costs and expenses as a result of being a public company, including costs associated with our reporting requirements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are those that both are important to the accurate portrayal of a company’s financial condition and results, and require subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

In order to prepare financial statements that conform to accounting principles generally accepted in the United States, commonly referred to as GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Certain estimates are particularly sensitive due to their significance to the financial statements and the possibility that future events may be significantly different from our expectations.

Management’s discussion and analysis of financial condition and results of operations

We have identified the following accounting policies that require us to make the most subjective or complex judgments in order to fairly present our consolidated financial position and results of operations.

Sales. We recognize sales when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed and determinable, and collectibility is reasonably assured. We generally recognize sales upon delivery to the customer’s delivery site. We use the completed contract method to recognize sales for certain construction and installation contracts. All sales recognized are net of allowances for cash discounts and estimated returns, which are estimated using historical experience.

Vendor Rebates. Many of our arrangements with our vendors provide for us to receive a rebate of a specified amount payable to us when we achieve any of a number of measures, generally related to the volume of purchases from our vendors. We account for these rebates as a reduction of the prices of the vendor’s products, which reduces inventory until we sell the product, at which time these rebates reduce cost of sales. Throughout the year, we estimate the amount of rebates based upon our historical level of purchases. We continually revise these estimates to reflect actual purchase levels.

If market conditions were to change, vendors may change the terms of some or all of these programs. Although these changes would not affect the amounts which we have recorded related to product already purchased, it may impact our gross margins on products we sell or sales earned in future periods.

Allowance for Doubtful Accounts and Related Reserves. We maintain an allowance for doubtful accounts for estimated losses due to the failure of our customers to make required payments. We perform periodic credit evaluations of our customers and typically do not require collateral. Consistent with industry practices, we generally require payment from most customers within 30 days. As our business is seasonal in certain regions, our customers’ businesses are also seasonal. Sales are lowest in the winter months, and our past due accounts receivable balance as a percentage of total receivables generally increases during this time. Throughout the year, we record estimated reserves based upon our historical write-offs of uncollectible accounts, taking into consideration certain factors, such as aging statistics and trends, customer payment history, independent credit reports, and discussions with customers.

Periodically, we perform a specific analysis of all accounts past due and write off account balances when we have exhausted reasonable collection efforts and determined that the likelihood of collection is remote. We charge these write-offs against our allowance for doubtful accounts.

Impairment of Long-Lived Assets. Long-lived assets, including property and equipment, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Our judgment regarding the existence of impairment indicators is based on market and operational performance. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset’s residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We use internal cash flow estimates, quoted market prices when available and independent appraisals as appropriate to determine fair value. We derive the required cash flow estimates from our historical experience and our internal business plans and apply an appropriate discount rate. If these projected cash flows are less than the carrying amount, an impairment loss is recognized based on the fair value of the asset less any costs of disposition.

Goodwill. Goodwill represents the excess of the amount we paid to acquire businesses over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. At September 30, 2004, our net goodwill balance was approximately $163.1 million, representing approximately 22.2% of our total assets.

Management’s discussion and analysis of financial condition and results of operations

In fiscal 2002, we adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets. Under these rules, we test goodwill for impairment in the fourth quarter of each fiscal year or at any other time when impairment indicators exist. Examples of such indicators that would cause us to test goodwill for impairment between annual tests include a significant change in the business climate, unexpected competition, significant deterioration in market share or a loss of key personnel. We determine fair value using a discounted cash flow approach to value our reporting units.

If circumstances change or events occur to indicate that our fair market value on a reporting unit basis has fallen below its net book value, we will compare the estimated implied value of the goodwill to its book value. If the book value of goodwill exceeds the estimated implied value of goodwill, we will recognize the difference as an impairment loss in operating income.

Inventories. Inventories consist principally of materials purchased for resale, including lumber, sheet goods, windows, doors and millwork, and raw materials for certain manufactured products and are stated at the lower of cost or market. Cost is determined using the weighted average method, the use of which approximates the first-in, first-out method. We accrue for shrink based on the actual historical shrink results of our most recent physical inventories adjusted, if necessary, for current economic conditions. These estimates are compared with actual results as physical inventory counts are taken and reconciled to the general ledger.

During the year, we monitor our inventory levels by location and record provisions for excess inventories based on slower moving inventory. We define potential excess inventory as the amount of inventory on hand in excess of the historical usage, excluding special order items purchased in the last three months. We then apply our judgment as to forecasted demand and other factors, including liquidation value, to determine the required adjustments to net realizable value. Our inventories are generally not susceptible to technological obsolescence.

Deferred Income Taxes. We assess whether it is more likely than not that some or all of our deferred tax assets will not be realized. We consider the reversal of existing deferred tax liabilities, future taxable income, and tax planning strategies in our assessment. We have certain state income tax carryforwards where we believe it is unlikely that we will realize the benefits associated with these tax carryforwards and have established a valuation allowance against our deferred tax assets. Changes in our estimates of future taxable income and tax planning strategies will affect our estimate of the realization of the tax benefits of these tax carryforwards.

Insurance Deductible Reserve. We have large deductibles for general liability, auto liability and workers’ compensation insurance. The expected liability for unpaid claims falling within our deductible, including incurred but not reported losses, is determined using the assistance of a third-party actuary. This amount is reflected on our balance sheet as an accrued liability. Our accounting policy includes an internal evaluation and adjustment of our reserve for all insurance-related liabilities on a quarterly basis. At least on an annual basis, we engage an external actuarial professional to independently assess and estimate the total liability outstanding, which is compared to the actual reserve balance at that time and adjusted accordingly.

RESULTS OF OPERATIONS

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations for the years ended December 31, 2003, 2002 and 2001 and the nine-month periods ended September 30, 2004 and 2003 and our financial condition as of December 31, 2003 and 2002 and September 30, 2004.

Management’s discussion and analysis of financial condition and results of operations

The following table sets forth, for the years ended December 31, 2003, 2002 and 2001 and the nine-month periods ended September 30, 2004 and 2003 the percentage relationship to sales of certain costs, expenses and income items:

	Nine Months
	ended
	September 30,		Years ended December 31,

	2004	2003	2003	2002	2001

Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost and operating expenses
Cost of sales	77.4	77.5	77.7	77.0	76.0

Gross margin	22.6	22.5	22.3	23.0	24.0
Selling, general and administrative expenses	17.7	19.9	19.5	20.5	21.4
Facility closure costs	—	0.1	0.1	0.1	0.5

Income from operations	4.9	2.5	2.7	2.4	2.1
Interest expense	1.2	0.7	0.7	0.8	1.4
Other expense, net	—	0.1	0.0	0.1	0.3
Income tax expense	1.4	0.7	0.8	0.6	0.2
(Income) Loss from discontinued operations, net of tax	—	0.2	0.2	0.2	0.1
Cumulative effect of change in accounting principle, net of tax	—	—	—	1.3	—

Net income (loss)	2.3%	0.8%	1.0%	(0.6)%	0.1%

Nine months ended September 30, 2004 compared with the nine months ended September 30, 2003

Sales. Sales for the nine-month period ended September 30, 2004 were $1,552.5 million, a $339.0 million, or 27.9%, increase over sales of $1,213.5 million in the same period of 2003. Sales benefited from strong homebuilding activity in all our geographic markets. Our sales management initiatives, including incentive and training programs, have allowed the Company to grow sales in all product categories at a faster rate than reported growth in residential housing starts during the same period. In addition, the growth rate of Prefabricated Components reflects the success of our strategy of diversifying into more value-added product sales.

The following table shows sales classified by major product category (in millions):

	Nine-Months Ended September 30,

	2004		2003

		% of		% of	%
	Sales	Sales	Sales	Sales	Growth

Prefabricated Components	$287.3	18.5%	$223.8	18.4%	28.4%
Windows & Doors	291.6	18.8%	260.3	21.5%	12.0%
Lumber & Lumber Sheet Goods	624.5	40.2%	414.4	34.2%	50.7%
Millwork	130.7	8.4%	117.3	9.7%	11.4%
Other Building Products & Services	218.4	14.1%	197.7	16.2%	10.5%

Total	$1,552.5	100.0%	$1,213.5	100.0%	27.9%

Management’s discussion and analysis of financial condition and results of operations

Sales of Prefabricated Components increased $63.5 million or 28.4%, from $223.8 million for the nine-month period ended September 30, 2003 to $287.3 million for the nine-month period ended September 30, 2004. This was largely attributable to the increase in truss and panel sales of $46.2 million resulting from usage of Prefabricated Components by Production Homebuilders.

Sales of Windows & Doors increased $31.3 million, or 12.0%, from $260.3 million for the nine-month period ended September 30, 2003 to $291.6 million for the nine-month period ended September 30, 2004. This was attributable to increased sales of assembled and distributed window products.

Sales of Lumber & Lumber Sheet Goods increased $210.1 million, or 50.7%, from $414.4 million for the nine-month period ended September 30, 2003 to $624.5 million for the nine-month period ended September 30, 2004. This increase was largely attributable to price increases of approximately $189.0 million and unit volume increases of $21.1 million. Sales were favorably impacted by significantly higher prices for Lumber & Lumber Sheet Goods due to increases in demand coupled with limited capacity additions by manufacturers over the last several years.

Sales of Millwork products increased $13.4 million, or 11.4%, from $117.3 million for the nine-month period ended September 30, 2003 to $130.7 million for the nine-month period ended September 30, 2004. This increase was largely attributable to our new sales management programs.

Sales of Other Building Products & Services increased $20.7 million, or 10.5%, from $197.7 million for the nine-month period ended September 30, 2003 to $218.4 million for the nine-month period ended September 30, 2004. This increase was largely attributable to increases in installation services, and higher sales volume of gypsum, insulation and hardware products.

Gross Margin. Gross margin increased $78.9 million, or 29.0%, from $272.5 million for the nine-month period ended September 30, 2003 to $351.4 million for the nine-month period ended September 30, 2004. The gross margin percentage increased from 22.5% for the nine-month period ended September 30, 2003 to 22.6% for the nine-month period ended September 30, 2004. Contributing to this increase was an $18.6 million, or 32.0%, increase in gross margins in Prefabricated Components. This increase was primarily a result of labor efficiencies and increased sales volume which resulted in the more efficient absorption of fixed costs, partially offset by increased raw materials costs. In addition, the overall gross margin increase was attributed to a $41.3 million, or 59.8%, increase in Lumber & Lumber Sheet Goods gross margins, and a corresponding increase in Lumber & Lumber Sheet Goods gross margin percentage from 16.7% for the nine-month period ended September 30, 2003 to 17.7% for the nine-month period ended September 30, 2004. This gross margin increase was a result of higher sales levels while purchasing programs implemented in 2004 were the predominant reason for the improvement in gross margin percentage.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $34.7 million, or 14.4%, from $240.9 million for the nine-months ended September 2003 to $275.6 million for the nine-months ended September 2004. The increase was attributable to a $23.9 million increase in salaries and benefits expense, largely as a result of higher commission and bonus expense related primarily to increased sales and profitability, a $1.5 million increase in fuel costs and a $2.2 million increase in shipping costs. As a percentage of sales, selling, general and administrative expenses decreased from 19.9% for the nine months ended September 2003 to 17.7% for the nine months ended September 2004. This decrease was due to labor efficiencies and leveraging fixed operating costs.

Interest Expense. Interest expense increased by $10.8 million from $7.9 million for the nine-month period ended September 30, 2003 to $18.7 million for the nine-month period ended September 30, 2004. The increase was the result of higher average debt levels as well as higher average interest rates during the nine-month period ended September 30, 2004 following the recapitalization completed in February 2004.

Management’s discussion and analysis of financial condition and results of operations

Interest expense in 2003 and 2004 included $1.6 million and $1.3 million of debt issue cost amortization, respectively, and 2004 included the write-off of $2.2 million of previously deferred loan costs.

Provision for Income Taxes. The effective combined federal and state tax rate was 38.5% and 38.3% for the nine-month period ended September 30, 2004 and the same period of 2003, respectively.

Income (Loss) from Discontinued Operations, Net of Tax. During the nine months ended September 30, 2003, the Company recognized an expense of $1.6 million in order to adjust asset balances to their estimated net realizable value and an impairment charge of $1.2 million to write-off the carrying value of goodwill pertaining to these operations as a result of the exit plan in September 2003. The Company completed the exit plan prior to December 31, 2003.

2003 compared with 2002

Sales. Sales for the year ended 2003 were $1,675.1 million, a $175.1 million, or 11.7%, increase over sales of $1,500.0 million for the year ended 2002. Overall, sales benefited from improved economic conditions and low interest rates.

The following table shows sales by major product category (millions):

	Year Ended

	2003		2002

	Sales	% of Sales	Sales	% of Sales	% Growth

Prefabricated Components	$303.4	18.1%	$257.3	17.2%	17.9%
Windows & Doors	354.6	21.2	325.2	21.7	9.0
Lumber & Lumber Sheet Goods	593.7	35.4	515.4	34.3	15.2
Millwork	158.7	9.5	151.1	10.1	5.0
Other Building Products & Services	264.7	15.8	251.0	16.7	5.5

Total	$1,675.1	100.0%	$1,500.0	100.0%	11.7%

Sales of Prefabricated Components increased $46.1 million, or 17.9%, from $257.3 million for the year ended 2002 to $303.4 million for the year ended 2003. In particular, truss and panel sales grew $33.7 million as we continued our strategy of opening new plants and modernizing and expanding our existing plants.

Sales of Windows & Doors increased $29.4 million, or 9.0%, from $325.2 million for the year ended 2002 to $354.6 million for the year ended 2003. Sales of manufactured aluminum and vinyl windows increased $16.0 million as we continued to expand this product offering.

Sales of Lumber & Lumber Sheet Goods increased $78.3 million, or 15.2%, from $515.4 million for the year ended 2002 to $593.7 million for the year ended 2003. Higher prices contributed approximately $57.0 million of the increase while increased unit volumes amounted to approximately $21.3 million. Sales prices were favorably impacted, particularly in the second half of 2003, by higher market prices for panel and lumber products due to increases in demand coupled with minimal increases in capacity by the major manufacturers.

Sales of Millwork products increased $7.6 million, or 5.0%, from $151.1 million for the year ended 2002 compared to $158.7 million for the year ended 2003.

Sales of Other Building Products & Services increased $13.7 million, or 5.5%, from $251.0 million for the year ended 2002 to $264.7 million for the year ended 2003. This increase was largely attributable to the continued growth of installation services ($8.4 million increase in sales of services).

Management’s discussion and analysis of financial condition and results of operations

Gross Margin. Gross margin increased $28.7 million, or 8.3%, from $344.6 million for the year ended 2002 to $373.4 million for the year ended 2003. Gross margin on Prefabricated Components increased $13.6 million, and expressed, as a percentage of sales, increased 0.7% as a result of value-added engineering and raw material substitution reducing the raw material costs of the finished product. The overall gross margin percentage for 2003 decreased to 22.3% compared to 23.0% in 2002. Gross margin on Lumber & Lumber Sheet Goods increased $2.3 million but, expressed as a percentage of sales, fell 2.0% from 18.6% in 2002 to 16.6% in 2003. This decrease was primarily due to the rapid increase in procurement costs in 2003, and our limited ability to pass along these increases due to existing customer commitments.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $19.1 million, or 6.2%, from $307.3 million in 2002 to $326.4 million in 2003. Salaries and benefits expense increased $14.1 million in 2003 due to higher commissions and increased variable costs associated with the strong sales performance. In addition, fuel costs and third party delivery charges increased $2.9 million in 2003 due to the increase in number of deliveries. Selling, general and administrative expenses expressed as a percentage of sales decreased from 20.5% in 2002 to 19.5% in 2003. The largest improvement was in the salaries and benefits percentage, which decreased 0.6% due to improved labor efficiencies and the leveraging of fixed management and supervisory payroll costs.

Interest Expense. Interest expense totaled $11.1 million for 2003 compared to $12.1 million for 2002. The decrease was due to lower average debt levels in 2003. Interest expense in 2003 and 2002 included $2.0 million and $2.1 million of debt issue cost amortization, respectively.

Provision for Income Taxes. The effective tax rate was 38.3% for 2003 compared to 40.2% for 2002. Our overall effective tax was in excess of the federal statutory rate due to state income taxes. The effective state tax rate fell due to change in mix of income generated in states in which we are subject to taxation.

Loss from Discontinued Operations, Net of Tax. Loss from discontinued operations, net of tax increased $0.8 million, or 28.3%, to $3.8 million in 2003 from $3.0 million in 2002. The increase was due to the Company announcing its intent to exit its operations in Colorado in September 2003 based upon several factors including unfavorable market conditions and a poor competitive position which prevented the Company from generating profitable results. The cessation of operations in this market was treated as a discontinued operation as it had distinguishable cash flow and operations that have been eliminated from the ongoing Company and we have no further cash flows or operations in this market. The Company completed the exit plan prior to December 31, 2003. As a result of the exit plan, in 2003 the Company recorded an expense of $1.9 million in order to adjust asset balances to their estimated net realizable value, an expense of $0.2 million related to facility exit costs, and an impairment charge of $1.2 million to write-off the carrying value of goodwill pertaining to these operations. During 2002, the Company also closed a facility related to the Colorado operations and recorded an expense of approximately $1.2 million for the closure of this facility primarily related to future minimum lease payments due on the vacated facility.

Cumulative Effect of Change in Accounting Principle, Net of Tax. As of January 1, 2002, we adopted SFAS 142 which eliminates the amortization of goodwill and intangible assets with indefinite lives and requires instead that those assets be tested for impairment annually. The application of the transition provisions of this new accounting standard required us to reduce our goodwill balance by $19.5 million, net of tax during 2002.

2002 compared with 2001

Sales. Sales for the year ended 2002 were $1,500.0 million, a $13.5 million, or 0.9% decrease from sales of $1,513.5 million for the year ended 2001. The decrease in sales was primarily due to lower market prices associated with Lumber & Lumber Sheet Goods, which reached their lowest levels in recent history,

Management’s discussion and analysis of financial condition and results of operations as well as the construction of smaller, lower value homes, which typically do not provide expanded sales opportunities due to the reduced cost of the materials. In addition, the closure of underperforming locations reduced sales by $47.7 million.

Gross Margin. Gross margin decreased $18.7 million, or 5.1%, from $363.3 million for the year ended 2001 to $344.6 million for the year ended 2002. The gross margin percentage for 2002 decreased to 23.0% compared to 24.0% in 2001. The shift to smaller housing packages and lower value products in 2002 was the reason for the decline in margin percentages.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $16.4 million, or 5.1%, to $307.3 million in 2002 from $323.7 million in 2001. Salaries and benefits expense fell $6.3 million, the result of lower sales commissions, bonuses and reductions in the workforce due to the sales decline.

Facility Closure Costs. Facility closure costs decreased approximately $7.5 million from $8.3 million in 2001 to $0.8 million in 2002. The decrease was primarily attributable to the closing and consolidation of various underperforming locations in 2001 in our efforts to achieve certain economies of scale.

Interest Expense. Interest expense totaled $12.1 million for 2002 compared to $20.6 million for 2001. The decrease was due to lower average debt levels in 2002. Interest expense in both 2002 and 2001 included $2.1 million of debt issue cost amortization.

Provision for Income Taxes. The effective tax rate was 40.2% for 2002 and 39.3% for 2001. Our overall effective tax was in excess of the federal statutory rate due to state income taxes, which increased during 2002 due to state legislative changes. The increase in the effective tax rate was attributed to benefits recognized related to certain state tax planning strategies implemented during 2001 partially off-set by the impact of the amortization of non-deductible goodwill.

Loss from Discontinued Operations, Net of Tax. Loss from discontinued operations, net of tax increased to $3.0 million in 2002, or 40.6%, from $2.1 million in 2001. The $0.9 million increase was primarily attributed to the Company closing a facility related to the Colorado operations in 2002 and recording an expense of approximately $1.2 million for the closure of this facility primarily related to future minimum lease payments due on the vacated facility.

LIQUIDITY AND CAPITAL RESOURCES

Our primary capital requirements are to fund working capital needs, meet required debt payments, including debt service payments on the floating rate notes and our new senior secured credit facility, to fund capital expenditures and acquisitions, and to pay dividends, if any, on our common stock. Capital resources have primarily consisted of cash flows from operations and borrowings under our credit facility.

Consolidated cash flows

Operating activities. Cash flows provided by operating activities increased to $61.3 million for the nine-month period ended September 30, 2004 from net cash used of $27.0 million for the nine-month period ended September 30, 2003. The increase of $88.3 million in cash flows provided by operating activities was primarily driven by the overall increase in net income, net decrease in accounts receivable and retained interest in transferred accounts receivable of $47.1 million and increases in accounts payable and accrued liabilities of $26.9 million. These increases were offset in part by a $11.2 million increase in inventory. The remaining sources were from changes in other working capital. The increase in accounts receivable and retained interest in transferred accounts receivable was primarily due to our accounts receivable securitization agreement expiring in August 2003. The increase in accrued liabilities was due to increased compensation, including bonuses, and sales and income tax accruals which were a direct result of our increased performance for the nine-month period ended September 30, 2004 as compared to the

Management’s discussion and analysis of financial condition and results of operations prior year. The increase in inventory levels was a direct result of the Company building inventory levels to support higher sales.

Net cash used in operating activities increased to $40.2 million for 2003 from cash flows provided by operating activities of $48.5 million in 2002. The increase in cash used by operating activities of $88.7 million was primarily driven by net increases in accounts receivable and retained interest in transferred accounts receivable of $62.8 million, increases in cash used for inventory of $31.5 million, and net decreases in accounts payable and accrued liabilities of $6.2 million. These increases in cash used were offset in part by an increase in net income before depreciation and amortization, cumulative effect of change in accounting principle, and non-cash gain (loss) from discontinued operations of $8.3 million. The remaining sources were from changes in other working capital. The increase in accounts receivable and retained interest in transferred accounts receivable was primarily due to our accounts receivable securitization agreement expiring in August 2003. The net decrease in accounts payable and accrued liabilities was primarily due to the timing of payments off-set in part by increased compensation and sales tax accruals which were a direct result of the Company’s increased performance from prior year. The increase in inventory levels was a direct result of the Company building inventory levels to support higher sales in addition to the Company taking advantage of declining lumber prices near the end of the year in 2003.

In 2002, cash provided from operating activities decreased to $48.5 million from $78.0 million in 2001. The decrease of $29.5 million was primarily driven by net increases in accounts receivable and retained interest in transferred accounts receivable of $44.1 million, partially off-set by increases in cash received from inventory of $5.1 million and net increases in accounts payable and accrued liabilities of $15.1 million. The remaining sources were from changes in other working capital. The increase in accounts receivable and retained interest in transferred accounts receivable was primarily due to a decrease in proceeds from new securitizations. The net increase in accounts payable and accrued liabilities was primarily due to the timing of payments.

Investing activities. During the first nine months of fiscal 2004 and fiscal 2003, cash flows used for investing activities totaled $14.8 million and $5.3 million, respectively. Capital expenditures increased approximately $5.4 million to $16.4 million for the nine month period ended September 30, 2004 from $11.0 million for the nine month period ended September 30, 2003 primarily due to the purchase of machinery and equipment at our existing facilities. Proceeds from the sale of property, plant, and equipment decreased $4.6 million from $6.2 million for the first nine months of 2003 to $1.6 million for the first nine months of 2004 primarily due to our undertaking a significant effort to update our delivery and warehouse fleet in 2003.

During 2003, cash used in investing activities increased approximately $2.7 million from $10.3 million in 2002 to $13.0 million in 2003. This increase was primarily attributable to our using $4.6 million to acquire three companies in 2003 as compared to only $1.7 million in 2002 relating to acquisitions. This increase was mainly due to management initiating a concerted effort to control capital expenditures in 2002.

During 2002, cash used in investing activities increased from $2.2 million in 2001 to $10.3 million in 2002. The $8.2 million increase was primarily attributed to the Company receiving approximately $18.2 million from a sale in 2001 of certain distribution and manufacturing properties. We also decreased capital expenditures in 2002 from $22.5 million in 2001 to $15.1 million in 2002 mainly due to our concerted effort to control capital expenditures in 2002.

Financing activities. Net cash provided by financing activities was $34.4 million for the first nine months of 2003 as compared to $29.3 million used in the first nine months of 2004. The increase in cash used in financing activities was primarily due to our entering into a credit agreement in February of 2004 from which we received approximately $315.0 million of proceeds, of which approximately

Management’s discussion and analysis of financial condition and results of operations

$139.6 million was used to pay a dividend and $168.3 million was used to retire the existing debt facility. We also made $1.2 million of scheduled principal payments during the first nine months of 2004 on our 2004 credit facility. We had net borrowings of $61.9 million on our revolving line of credit and made approximately $22.3 million of principal payments through the first nine months of 2003. Book overdrafts decreased $24.1 million during the first nine months of 2004 as compared to a decrease of $3.8 million in the first nine months of 2003.

Net cash provided by financing activities was $56.5 million in 2003 as compared to $39.3 million used in financing activities in 2002. The increase in cash provided by financing activities was primarily due to our incurring net borrowings of long-term debt of $38.8 million in 2003 as compared to us repaying $24.3 million of long-term debt in 2002. The increased borrowings in 2003 were attributable to our accounts receivable securitization agreement expiring in 2003, which was a significant source of cash. Book overdrafts increased $20.5 million during 2003 as compared to a decrease of $13.3 million in 2002.

Net cash used in financing activities was $39.3 million in 2002 as compared to $74.9 million used in financing activities in 2001. We reduced long-term debt by $69.8 million in 2001 which was significantly higher than the $24.3 million of long-term debt repaid in 2002. In 2001, we received a significant amount of proceeds from our accounts receivable securitization agreement and applied a majority of the proceeds towards repaying our long-term debt. Book overdrafts decreased $13.3 million during 2002 as compared to a decrease of $2.7 million in 2001.

Pre-Transaction Capital Resources. On February 25, 2004, we entered into a $405.0 million senior secured credit agreement (the “2004 Credit Agreement”) with a syndicate of banks. The 2004 Credit Agreement was initially comprised of a $90.0 million long-term revolver due February 25, 2009; a $230.0 million Tranche A term loan due in quarterly installments beginning June 30, 2004 and ending February 25, 2010; and an $85.0 million Tranche B term loan due on August 25, 2010. During 2004, we permanently repaid approximately $1.2 million under the term loan which permanently reduced the borrowing capacity under the 2004 Credit Agreement.

Interest rates under the credit agreement for the revolving loans and the Tranche A term loan are based on the prime rate in the United States or LIBOR (plus a margin, or “LIBOR spread,” based on leverage ratios, which is currently LIBOR plus 2.75% and prime rate plus 1.75% for revolving loans and LIBOR plus 3.25% and prime rate plus 2.25% for the Tranche A term loan), at our option at the time of borrowing. Interest rates under the credit agreement for the Tranche B term loan are based on the prime rate in the United States or LIBOR (plus a fixed margin, or “LIBOR spread,” which is LIBOR plus 8.50% and prime rate plus 7.50%), at our option at the time of borrowing provided that the base interest rate shall in no event be less than 2.0%. The weighted-average interest rate at September 30, 2004 for borrowings under the 2004 Credit Agreement, was 6.2%. A variable commitment fee based on the total leverage ratio is charged on the unused amount of the revolver (0.50% at September 30, 2004). At September 30, 2004 the available borrowing capacity of the revolver totaled $73.8 million after being reduced by outstanding letters of credit of approximately $16.2 million.

The 2004 Credit Agreement is collateralized by substantially all tangible and intangible property and interest in property and proceeds thereof owned by us and our wholly-owned subsidiaries. The 2004 Credit Agreement also contains certain restrictive covenants, which, among other things, relate to the payment of dividends, incurrence of indebtedness, repurchase of common stock or other distributions, and asset sales and also require compliance with certain financial covenants with respect to a maximum total leverage ratio and a minimum interest coverage ratio. We could be required to make mandatory prepayments of amounts outstanding under the 2004 Credit Agreement based on the results of an excess cash flow calculation that must be performed annually under the terms of the Agreement. At September 30, 2004, we were in compliance with all covenants under the 2004 Credit Agreement.

Management’s discussion and analysis of financial condition and results of operations

Post-Transaction Capital Resources. On February 11, 2005, we entered into a $350.0 million senior secured credit agreement (the “New Credit Agreement”) with a syndicate of banks. The New Credit Agreement is comprised of a $225.0 million six-and-a-half year term loan; a $110.0 million five-year revolver; and a pre-funded letter of credit facility to be available at any time and from time to time during the six and a half year term in the aggregate face amount at any time outstanding not to exceed $15.0 million.

Interest rates under the New Credit Agreement for the term loan, the revolving loans and the letter of credit facility are based on the corporate base rate of UBS AG, Stamford Branch, or LIBOR, in each case plus a margin, at our option at the time of borrowing. In addition, the interest rate applicable to the revolving loans under the New Credit Agreement is subject to a pricing grid based on our leverage ratio.

The New Credit Agreement is collateralized by (i) a pledge of the common stock of all of our subsidiaries and (ii) a security interest in substantially all tangible and intangible property and proceeds thereof now owned or hereafter acquired by us and substantially all our subsidiaries. The New Credit Agreement also contains certain restrictive covenants that, among other things, relate to the payment of dividends, incurrence of indebtedness, repurchase of common stock or other distributions, and asset sales and also require compliance with certain financial covenants with respect to a maximum total leverage ratio and a minimum interest coverage ratio. We can be required to make mandatory prepayments of amounts outstanding under the New Credit Agreement based on certain asset sales and casualty events, issuances of debt and the results of an excess cash flow calculation that must be performed annually under the terms of the New Credit Agreement.

On February 11, 2005, we issued $275.0 million in aggregate principal amount of second priority senior secured floating rate notes due 2012. Interest accrues on the notes at a rate of LIBOR plus 4.25%. The LIBOR rate is reset at the beginning of each quarter. The floating rate notes are collateralized by (i) a pledge of the common stock of all of our subsidiaries and (ii) a security interest in substantially all tangible and intangible property and proceeds thereof now owned or hereafter acquired by us and substantially all our subsidiaries. The indenture governing the floating rate notes contains covenants that limit our ability and the ability of our restricted subsidiaries to, among other things: incur additional indebtedness; pay dividends or make other distributions on our capital stock or repurchase, repay or redeem our capital stock; make certain investments; incur liens; enter into certain types of transactions with affiliates; create restrictions on the payment of dividends or other amounts to us by our restricted subsidiaries; and sell all or substantially all of our assets or merge with or into other companies.

Long-term debt consists of the following:

	September 30,	December 31,
	2004	2003

	(in thousands)
Revolving credit facility	$—	$68,900
Tranche A term loan	228,850	—
Tranche B term loan	85,000	99,358
Other notes	205	275

	314,055	168,533
Less current portion of long-term debt	3,575	1,731

	$310,480	$166,802

Based on our ability to generate cash flows from operations, our borrowing capacity under the revolver under the New Credit Agreement and our access to capital markets, we believe we will have sufficient capital to meet our anticipated short-term and long-term needs, including our capital expenditures,

Management’s discussion and analysis of financial condition and results of operations acquisition strategies and our debt obligations for the foreseeable future. Upon completion of this offering, we expect to have total long-term debt of $          .

Capital Expenditures. Capital expenditures vary depending on prevailing business factors, including current and anticipated market conditions. With the exception of 2003, capital expenditures in recent years have remained at relatively low levels in comparison to the operating cash flows generated during corresponding periods. We believe that this trend will continue given our existing facilities and acquisition plans, and our product portfolio and anticipated market conditions going forward. During the nine months ended September 30, 2004 and the same period in 2003, our capital expenditures amounted to $16.4 million and $11.0 million, respectively. For the years ended December 31, 2003, 2002 and 2001, capital expenditures totaled $15.6 million, $15.1 million and $22.5 million, respectively. Market conditions in 2002 into early 2003 led to reduced capital expenditures during those periods. However, we increased capital expenditures in late 2003 and early 2004 given the improvement in business conditions. Consistent with previous spending patterns, future capital expenditures will focus primarily on expanding our value-added product offerings such as Prefabricated Components.

We anticipate that cash flows from operations and liquidity from the New Credit Agreement will be sufficient to execute the Company’s business plans and acquisition strategies.

DISCLOSURES OF CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following summarizes the contractual obligations of the Company as of September 30, 2004 exclusive of the new senior secured credit facility and floating rate notes (in thousands):

	Payments Due by Period
		Less
		than	1 – 3	4	5	After 5
Contractual Obligations	Total	1 Year	Years	Years	Years	Years

Long-Term Debt	$314,055	$3,575	$6,900	$110,400	$193,180	$—
Operating Leases	176,667	34,080	59,774	16,174	10,427	56,212
Interest on Long Term Debt(1)	116,309	21,725	64,501	20,044	10,039	—

Total Contractual Cash Obligations	$607,031	$59,380	$131,175	$146,618	$213,646	$56,212

(1)	Interest based on LIBOR rate of 2.01% at September 30, 2004. Actual future interest may vary based on LIBOR fluctuations.

Purchase orders entered into in the ordinary course of business are excluded from the above table. Amounts for which we are liable under purchase orders are reflected on our consolidated balance sheet as accounts payable and accrued liabilities.

Other cash obligations not reflected in the balance sheet

The amounts reflected in the table above for operating leases represent future minimum lease payments under noncancelable operating leases with an initial or remaining term in excess of one year at September 30, 2004.

In accordance with GAAP, our operating leases are not recorded in our balance sheet. In addition, we have residual value guarantees on certain equipment leases. Under these leases the Company has the option of (a) purchasing the equipment at the end of the lease term at its then fair market value, (b) arranging for the sale of the equipment to a third party, or (c) returning the equipment to the lessor to sell the equipment. If the sales proceeds in either case are less than the residual value, then we are required to reimburse the lessor for the deficiency up to a specified level as stated in each lease agreement. The

Management’s discussion and analysis of financial condition and results of operations guarantees under these leases for the residual values of equipment at the end of the respective operating lease periods approximated $10.9 million as of September 30, 2004.

Based upon the expectation that none of these leased assets will have a residual value at the end of the lease term that is materially less than the value specified in the related operating lease agreement, we do not believe it is probable that we will be required to fund any amounts under the terms of these guarantee arrangements. Accordingly, no accruals have been recognized for these guarantees.

DISCLOSURES OF CERTAIN MARKET RISKS

The Company experiences changes in interest expense when market interest rates change. Changes in the Company’s debt could also increase these risks. The Company has managed its exposure to market interest rate changes through periodic refinancing of our variable-rate debt with fixed-rate term debt obligations. Based on debt outstanding at September 30, 2004, a 25 basis point increase in interest rates would result in approximately $796,000 of additional interest costs annually.

The Company does not utilize any derivative financial instruments to hedge price movements of our materials. However, we will begin using interest rate swap contracts to fix long-term interest rates on a portion of our floating rate debt.

We purchase certain materials, including lumber products, which are then sold to customers as well as used as direct production inputs for our manufactured products which we deliver. Short term changes in the cost of these materials, some of which are subject to significant fluctuations, are sometimes, but not always, passed on to our customers. Our inability to pass on material price increases to our customers can adversely impact operating income.

QUARTERLY RESULTS AND SEASONALITY

The Company’s first and fourth quarters historically have been, and are expected to continue to be, adversely affected by weather patterns in some of the Company’s markets, causing reduced construction activity. In addition, quarterly results historically have reflected, and are expected to continue to reflect, fluctuations from period to period arising from, among other things, (i) the volatility of prices of lumber and wood products, (ii) the cyclical nature of the homebuilding industry, (iii) general economic conditions in the various local markets in which we compete, (iv) the pricing policies of our competitors, (v) the production schedules of our customers, and (vi) the effects of the weather.

The composition and level of working capital typically changes during periods of increasing sales as the Company carries more inventory and receivables. Working capital levels typically increase in the second and third quarters of the year due to higher sales during the peak residential construction season. These increases historically have resulted in negative operating cash flows during this peak season, which generally have been financed through our revolving credit facility. Collection of receivables and reduction in inventory levels following the peak of the building and construction season have more than offset this negative cash flow in recent years. We believe our new revolving credit facility and our ability to generate positive cash-flows from operating activities will continue to be sufficient to cover seasonal working capital needs.

NEW ACCOUNTING STANDARDS

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share Based Payment” (“SFAS 123R”), which is a revision of SFAS 123 and supersedes APB 25 and SFAS 148. This statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair value based measurement method in

Management’s discussion and analysis of financial condition and results of operations accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans.

SFAS 123R applies to all awards granted after the required effective date (the beginning of the first interim or annual reporting period that begins after June 15, 2005) and to awards modified, repurchased, or cancelled after that date. As of the required effective date, all public entities that used the fair value based method for either recognition or disclosure under Statement 123 will apply this Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123. The Company previously used the minimum value method under SFAS 123 to calculate the fair value of its options and will apply the prospective transition method as of the required effective date. The Company will continue to account for the currently outstanding options under APB 25 and will apply the provisions of SFAS 123R prospectively to new awards and to awards modified, repurchased, or cancelled after adoption of this statement.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs— an amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of inventory be based on the normal capacity of the production facilities. This new standard is effective for inventory costs incurred during fiscal years beginning after June  15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company does not anticipate the adoption of this statement to have a significant impact on its financial position or results of operations.

In December 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (“SFAS No. 153”). The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. By focusing the exception on exchanges that lack commercial substance, the Board believes SFAS No. 153 produces financial reporting that more faithfully represents the economics of the transactions. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe the adoption of this new statement will have a material impact on its financial condition or results of operations.

In September 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share,” which requires shares associated with contingently convertible debt instruments with market price triggers to be included in the computation of diluted earnings per share (“EPS”) regardless of whether the market price trigger has been met. EITF 04-8 also requires that prior period diluted EPS amounts presented for comparative purposes be restated. EITF 04-8 is effective for reporting periods ending after December  15, 2004. The Company does not believe the adoption of this new statement will have a material impact on its financial condition or results of operations.

Industry overview and trends

We compete in the professional segment (“Pro Segment”) of the U.S. residential new construction building products supply market, which has estimated 2004 annual sales of $117 billion. Our competitive landscape is highly fragmented, consisting primarily of small, privately owned companies, most of which have limited access to capital and manufacturing capabilities, and lack the ability to provide a full range of construction services. We serve a broad customer base ranging from small custom homebuilders to the largest Production Homebuilders, including publicly traded companies that have multi-billion dollar market capitalizations such as Centex, D.R. Horton, Hovnanian Enterprises, Pulte, and Ryland Group. Our target market is distinctly different from that of home center retailers, such as Home Depot and Lowe’s, which primarily serve do-it-yourself and professional remodeling customers.

We believe the following industry conditions and trends will benefit our business:

Large, Fragmented Market. The estimated $117 billion Pro Segment of the U.S. residential new construction building products supply market is highly fragmented, with the top ten suppliers accounting for less than 15% of the total market, and only six generating over $1 billion in sales. This segment consists predominantly of small, privately owned companies, most of which have limited access to capital and lack sophisticated information technology systems and large-scale procurement capabilities. The industry’s fragmentation is due to the overall size of the market, the diversity of the target customer base, and variations in local building preferences and practices. While we and our largest competitors have significantly grown market share over the past several years, including through acquisitions, the market remains extremely fragmented relative to most other industries. We believe that the highly fragmented nature of the Pro Segment presents substantial acquisition opportunities as well as the opportunity to increase market share in existing markets.

Strong Housing Fundamentals. Our business is driven primarily by the new residential construction market. According to the National Association of Homebuilders, U.S. housing starts were 1.85 million in 2003 and are projected to be 1.95 million in 2004 and 1.88 million in 2005. While these levels are above the historical average of 1.62 million over the past ten years, several industry sources expect that strong housing demand will continue to be driven over the next decade by new household formations, increased housing affordability, rising homeownership rates, the size and age of the population, an aging housing stock, improved financing options for buyers, and immigration trends. The Homeownership Alliance, for example, predicts that these demand drivers will lead to 1.85 million to 2.17 million new U.S. housing starts per year through 2014. The Homeownership Alliance further predicts that U.S. home ownership rates, which are strongly correlated with new housing construction, will reach 70% by 2013, an increase from 64% in 1985 and 68% in 2003.

Home Ownership

SOURCE:    U.S. Census, Homeownership Alliance

Industry overview and trends

The strong levels of housing starts are being driven in large part by an increase in household formations. According to Fitch Ratings, the average ratio of new incremental household formations to total housing starts from 1960-1999 was 86.6%. This ratio dipped to 80.5% in the 1990s, representing the creation of some slack between demand and supply, but has rebounded to 88.5% for the time period from 2000-2003, trending above the historical average and signaling a tightening of the supply/demand balance. Favorable demographic factors are expected to continue to drive increased household formations. Baby boomers have created demand that could not be accommodated by the existing housing base. While this demand was primarily for starter homes and apartments in the past, we expect it will increasingly be directed toward single-family homes aimed at move-up buyers, as well as second homes. Further, the “echo boom”, comprised of the children of baby boomers, has just begun to impact the housing market.

The U.S. housing market is also expected to benefit from immigration trends. According to the Joint Center for Housing Studies at Harvard University, foreign immigration should account for almost one third of the total U.S. population growth through 2010. The immigrant population is expected to be concentrated between the ages of 20 and 50, and therefore represents a more immediate stimulus to new household formation activity than population growth due to new births. Further, Census results show that the homeownership rate for immigrants is highly dependent on the length of time since their arrival in the U.S. This figure rises from 25% for those who have resided in the U.S. for less than 10 years to 74% for those who have been in the U.S. more than 30 years. With the immigration peak that occurred in the 1990s, this trend portends a dramatic increase in immigrant homeowners in the coming decades.

 Immigration into the U.S.

SOURCES:	The Yearbook of Immigration Statistics, Joint Center for Housing Studies at Harvard University

Immigrant Home Ownership Rate by Time Since Arrival in the U.S.

SOURCE:	U.S. Census Bureau

Consolidation and Emergence of Large-Scale Production Homebuilders. The homebuilding sector has undergone a significant change over the past decade as evidenced by a variety of industry trends, including the introduction of more professional management teams, a reduction in speculative land positions, lower levels of unsold inventory, more conservatively financed balance sheets, geographic diversification and increased consolidation. Substantial consolidation among residential homebuilders and market share gains by the top Production Homebuilders since the early 1990s have shifted our target customer base increasingly to large volume homebuilders. The market share of the ten largest Production Homebuilders tripled from approximately 7% in 1990 to a projected 22% in 2004, and is expected to increase to 40% by 2010.

Industry overview and trends

Market Share of the Top 10 Homebuilders

SOURCES:	Production Homebuilders’ Public Filings; National Association of Realtors

While Production Homebuilders continue to consolidate their industry, homebuilding remains a locally oriented business even within the Production Homebuilders’ organizations, as building codes and architectural preferences vary widely by locale. For example, building codes in coastal areas are generally much different from codes in inland areas or those in earthquake zones, requiring different products and construction techniques. One of our key success factors is to maintain the local flexibility required to meet customer demand while maximizing the benefits of operating a large-scale, integrated company.

Homebuilders’ Increasing Demand for Integrated Solutions. As the homebuilding industry continues to consolidate, our customers are increasingly demanding an integrated solution from their building products suppliers. We play an integral role for our customers that encompasses the entire homebuilding process from planning to final construction. Prior to construction, we advise our customers on essential issues such as design and product mix and selection, as well as cost reduction opportunities. We then deliver a comprehensive package of structural and related building products to the job-site, which includes products that we manufacture individually for the given house, such as roof and floor trusses, wall panels and stairs. On the job-site, we provide a full range of installation, turn-key framing and shell construction services that reduce cycle time and costs for the homebuilder. Our sales representatives are also deployed to the job-site throughout the homebuilding process to ensure constant communication and rapidly resolve issues that may arise, including on the interpretation of blueprints, additional product and service needs, and questions regarding building code requirements. We believe this fully integrated approach further strengthens customer loyalty and enables us to retain an advantage over our competitors.

Building Components Manufacturing. The growing use of Prefabricated Components in the homebuilding process represents a major trend within the new residential construction building products supply market. This trend has already had a large impact on the homebuilding industry, as, according to the USDA Forest Service, roof trusses, the largest component of our Prefabricated Components category, have replaced conventional site-built roof framing in approximately 70% of all single-family construction. Further, the Engineered Wood Association reports that the use of manufactured panels in new homes increased by over 60% from 1997 to 2003.

In accordance with this trend, we have increased our manufacturing capacity and our ability to provide customers with Prefabricated Components such as roof and floor trusses, stairs, wall panels, and engineered wood. Builders value the many benefits of using these products, including reduced cycle time and carrying costs, increased product quality, and cost savings from the reduction of expensive on-site labor and material waste. Once established as a preferred supplier of Prefabricated Components, we are typically able to cross-sell additional products and services as our customers increasingly seek integrated solutions. Prefabricated wood components are also becoming increasingly common in floor and wall construction.

Industry overview and trends

According to the Freedonia Group, the outlook for Prefabricated Component products is strong, with shipments of roof trusses forecasted to rise at a 3.7% CAGR for the period from 2001 to 2011. Smaller sub-segments such as floor trusses and walls and partitions are expected to grow at a faster pace over the same period, with CAGRs of 6.2% and 7.3%, respectively. Sales growth of these products is being driven by increased homebuilder awareness and acceptance of these products resulting from cost and performance advantages. These products represent a strategic focus for us going forward, as they carry higher margins than our purely distributed product offerings.

Gross Sales of Manufactured Products

SOURCE:    The Freedonia Group

Business

GENERAL

We are a leading supplier and a fast-growing manufacturer of structural and related building products for residential new construction in the U.S. We are one of the top two suppliers of our product categories to Production Homebuilders, which we define as those U.S. homebuilders that build more than 100 homes per year. Our large scale, full product and service offerings, and unique business model position us to continue growing our sales to Production Homebuilders, the fastest-growing segment of residential homebuilders. We have operations principally in the southern and eastern U.S. with 63 distribution centers and 42 manufacturing facilities. For the year ended December 31, 2004, we generated sales of $               million, net income of $                million, and EBITDA of $                million.

We provide an integrated solution to our customers that combines the manufacturing, supply, and installation of a full range of structural and related building products. Over the past several years, we have significantly increased our sales of products that we manufacture. These products include our factory-built roof and floor trusses, wall panels and stairs, as well as engineered wood products that we design and cut for each home (collectively “Prefabricated Components”). We also manufacture custom millwork and trim that we market under the Synboard® brand name, as well as aluminum and vinyl windows, and we assemble interior and exterior doors into pre-hung units. Our revenue from these manufactured products totaled $               million for the year ended December 31, 2004, representing           % of total sales. In addition, we supply our customers with a broad offering of professional grade building products not manufactured by us such as dimensional lumber and lumber sheet goods, various window, door and millwork lines, as well as cabinets, roofing, and gypsum wallboard. Our full range of construction-related services includes professional installation, turn-key framing and shell construction, and spans all our product categories.

We group our building products and services into five principal product categories: Prefabricated Components, Windows & Doors, Lumber & Lumber Sheet Goods, Millwork, and Other Building Products & Services. Over the past five years we have more than doubled the sales of our Prefabricated Components, Windows & Doors, and Millwork product categories, each of which includes both manufactured and distributed products. Products in these categories typically carry a higher margin and provide us with opportunities to cross-sell other products and services, thereby increasing customer penetration.

We serve a broad customer base ranging from Production Homebuilders to small custom homebuilders and believe that we are the number one or two building products supplier for single-family residential new construction in approximately 75% of the geographic markets in which we operate. According to 2003 U.S. Census data, we have operations in 20 of the top 50 U.S. Metropolitan Statistical Areas, as ranked by single family housing permits, and approximately 44% of U.S. housing starts occurred in states in which we operate. Our comprehensive product offering featuring over 250,000 SKUs company-wide and our full range of construction services, combined with our scale and experienced sales force, have driven market share gains, particularly with Production Homebuilders.

OUR COMPETITIVE STRENGTHS

We believe our sales, earnings and cash flow will be driven by our competitive strengths:

Leading Positions in Growing Markets. We believe that we are the number one or two building products supplier for single-family residential new construction in approximately 75% of the geographic markets in which we operate. We are also the largest supplier of our product categories to the Production Homebuilders in our geographic markets as a whole. These leading market positions allow us to develop and sustain strong relationships with local customers and attain economies of scale that enhance

Business

profitability and reduce the risk of losing customers to our competitors. This in turn positions us favorably to continue to gain market share. Our facilities are strategically located in many of the fastest-growing markets in the southern and eastern U.S., where we expect continued growth. We believe that we are well positioned to grow with the Production Homebuilders as they increase their market share in these growing markets.

Unique Business Model. Our unique business model allows us to cost-effectively supply our customers and target Production Homebuilders, the fastest-growing segment of our customer base. We operate an integrated business model across our network of 63 distribution centers and 42 manufacturing facilities that differentiates us from many of our competitors who operate in a decentralized manner with a collection of facilities. This has enabled us to achieve an appropriate balance of maximizing the benefits of a centrally directed, large-scale company while maintaining the flexibility to build strong customer relationships and provide superior customer service at the local market level. The key components of our business model are the following:

•	We operate a highly customized, proprietary information technology system that drives internal efficiencies while allowing us to rapidly respond to our customers and reduce their administrative costs.

•	We tailor the size of our facilities to each market to meet the needs of our customers, offering large-scale, full-service branches in larger markets and smaller, more tailored facilities in secondary markets.

•	We offer our customers a “one-stop-shop approach” that combines a full line of manufactured structural building products, lumber and lumber sheet goods, and turn-key construction services; this integrated approach substantially reduces the administrative burden and cost to our customers of dealing with multiple suppliers.

Full Offering of Manufactured Products and Construction Services. Over the past several years, we have significantly increased our sales of manufactured products, which provide us with higher margins and increased opportunities to cross-sell other products to our customers. Our ability to supply our own manufactured products, including Prefabricated Components, windows, pre-hung doors and our branded Synboard® millwork products, strengthens our customer relationships by helping homebuilders reduce costs and cycle time while ensuring high quality. We also provide our customers with a full range of services, including professional installation, turn-key framing and shell construction, and design. This combination of manufactured products and construction services offers competitive advantages versus the traditional single-product, “sell-and-deliver” business model employed by many of our competitors.

Superior Customer Service. We offer our customers superior service through our experienced sales force and reliable delivery capabilities. Our salespeople act as trusted advisors and on-site consultants to the homebuilder and are involved in each important step of the construction process to ensure constant communication and rapidly resolve any issues that may arise. We typically deploy a salesperson to the job site to take measurements, interpret blueprints, assist in product selection and help oversee product installation. Drawing on a deep base of experience and knowledge, our representatives advise on regional aesthetic preferences and opportunities for cost reductions. In addition, our large delivery fleet and comprehensive inventory management system enable us to provide “just-in-time” product delivery, ensuring a smoother and faster production cycle for the homebuilder.

Attractive Cost and Working Capital Position. We have used our position as one of the few large-scale competitors in our industry to create an attractive cost position. We have generated substantial savings over time by implementing centralized corporate purchasing agreements. Approximately 80% of our non-lumber product purchases are made pursuant to company-wide agreements. Our distribution centers average $32.6 million of annual sales, which is higher than any of our competitors that have annual sales in excess of $1 billion. This scale allows us to leverage our fixed costs, including occupancy, location

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management, supervisory labor and corporate overhead, to lower our costs per sales dollar. We measure location productivity at a detailed level and actively manage efficiency and cost. We have implemented a comprehensive efficiency measurement system in our truss and wall panel plants and this system has enabled us to significantly improve productivity. We aggressively manage every component of working capital, including accounts receivable, inventory, and accounts payable, and we have improved our working capital, expressed as a percentage of sales, from 1999 as compared to the nine-month period ended September 30, 2004. All of these activities are designed to ensure that we serve our customers at the lowest cost possible.

Experienced Management Team. We have a dedicated management team with extensive experience and expertise in the manufacturing, distribution, and marketing of building products. Our senior management team, including our three regional group presidents, has a total of over 175 years of industry experience. This team has successfully led us through various industry cycles, economic conditions and capital structures, and has demonstrated the ability to grow manufacturing businesses, introduce new product lines, expand into new geographic markets, and target and integrate acquisitions, while improving operational and working capital efficiencies. Our seasoned operational team is led by three regional group presidents who average over 25 years of industry experience. Local facility management and sales representatives are knowledgeable about homebuilding and generally have longstanding relationships with the builders in their respective markets.

OUR STRATEGY

Our strategy is to leverage our competitive strengths to grow sales, earnings, and cash flow and remain the preferred supplier to the homebuilding industry.

Increase Customer Penetration Through Incremental Sales of Manufactured Products and Services. We plan to organically grow our unit volumes and revenues through further penetration of our customer base by providing existing customers with incremental value-added products and services. As part of this strategy, we intend to increase sales of manufactured products, which are higher margin and less price sensitive than lumber products, and are growing in demand by homebuilders. Prefabricated Components, such as trusses, wall panels, stairs and engineered wood, are highly valued by our customers, especially Production Homebuilders, because they reduce builders’ cycle times and carrying costs and generate cost savings through the reduction of on-site labor and lumber waste. Once established as a manufacturer of these products by our customers, we are generally able to cross-sell additional products. We also intend to grow our sales of construction services, such as professional installation, turn-key framing and shell construction, and design, as a complement to our existing product offerings. Our ability to provide full product and service solutions further strengthens customer loyalty and enables us to retain an advantage over our competitors.

Target Production Homebuilders. We intend to leverage our unique business model, geographic breadth, and scale to continue to grow our sales to the Production Homebuilders as they continue to gain market share. The ten largest Production Homebuilders, as measured by homes sold, tripled their market share from approximately 7% in 1990 to a projected 22% in 2004, and are expected to increase their market share to 40% by 2010. We have grown our sales to this group at an even faster rate. For example, from 2001 to 2004, the ten largest Production Homebuilders increased their market share from approximately 18% to a projected 22%. Over approximately the same period, we increased our sales to this customer group by approximately 70% from $262.9 million in 2001 to $                million in 2004.

Expand through New Manufacturing and Distribution Centers in Existing and Contiguous Markets. We believe that several key markets in which we currently operate require increased manufacturing capacity or incremental distribution facilities to reach their full sales potential. In many locations, we believe that we can increase market penetration through the introduction of additional distribution and

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manufacturing facilities. In addition, we have identified several markets that we believe we can enter with a strong market share from the onset by leveraging our existing nearby facilities, customer relationships and local knowledge. We will also selectively seek expansion opportunities that will enable us to grow in the multi-family and commercial end markets where we currently have a limited presence. We expect these expansions can be realized with capital expenditures consistent with historical levels.

Focus on Cost, Working Capital and Operating Improvements. We are extremely focused on expenses and working capital to remain a low cost supplier. We maintain a continuous improvement, “best practices” operating philosophy and regularly implement new initiatives to reduce costs, increase efficiency and reduce working capital, thereby enhancing profitability and cash flow. For example, we are beginning to link our computer system to those of our customers to streamline the administrative aspects of the quoting, invoicing and billing processes. We are also analyzing our workforce productivity to determine the optimal labor mix that minimizes cost, and examining our logistics function to reduce the cost of inbound freight. Our focus on cost controls and our strategy of shifting the sales mix to value-added products and services have significantly improved profitability. Selling, general and administrative expenses have declined as a percentage of sales from 21.4% in 2001 to                % in 2004. We have also improved our working capital, expressed as a percentage of sales, from 1999 as compared to the nine-month period ended September 30, 2004.

Pursue Strategic Acquisitions. The highly fragmented nature of the Pro Segment presents substantial acquisition opportunities. Our acquisition strategy centers on geographic expansion and continued growth of our Prefabricated Components business. First, there are a number of attractive homebuilding markets, including in the western and southwestern U.S. and parts of the Midwest, where we do not currently operate. We believe that our proven operating model can be successfully adapted to these markets and the homebuilders in these markets, many of whom we currently serve elsewhere, and who value our broad product and service offering, professional expertise, and superior customer service. When entering a new market, our strategy is to acquire market-leading distributors and subsequently expand their product offerings and/or add manufacturing facilities while integrating their operations into our centralized platform. This strategy allows us to quickly achieve the scale required to maximize profitability and leverage existing customer relationships in the local market. Second, we will selectively seek to acquire companies that manufacture Prefabricated Components such as roof and floor trusses, wall panels, stairs, and engineered wood, as well as other building products such as millwork. Prefabricated Components are growing in popularity with homebuilders and provide us with cross-selling opportunities and higher margins. Our senior management team has the experience and ability to identify acquisition candidates and integrate acquisitions, having acquired and integrated 23 companies since 1998.

OUR PRODUCTS AND SERVICES

We distribute a wide variety of products and services directly to homebuilder customers through our network of 63 distribution centers in 11 states. In addition, through our 42 manufacturing facilities, many of which are located on the same premises as our distribution centers, we are a fast-growing manufacturer of building products, including floor and roof trusses, wall panels, stairs, millwork and windows.

We group our full range of building products and services into five product categories: Prefabricated Components, Windows & Doors, Lumber & Lumber Sheet Goods, Millwork, and Other Building

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Products & Services. The following chart provides the sales breakdown for our five product categories for the year ended December 31, 2004:

Sales by Product Category—Year Ended December 31, 2004

Total Sales—$               million

* Includes both manufactured and distributed products

Prefabricated Components. We are one of the largest manufacturers of Prefabricated Components for residential new construction in the U.S. Prefabricated Components has been our fastest growing product category over the past five years. This growth has been a response to changing building practices that utilize more manufactured products, as well as a concerted effort to increase profitability through the sale of value-added products. Prefabricated Components are factory-built substitutes for job site-framing and include floor and roof trusses, wall panels, stairs, and engineered wood that we design and cut for each home. Our manufacturing facilities utilize the latest technology and the highest quality materials to produce a quality product, increase efficiency, reduce lead times, and minimize production errors. As a result, we believe we incur significantly lower engineering and set-up costs than do our competitors, contributing to improved margins and customer satisfaction. Sales of Prefabricated Components were $                million during the year ended December 31, 2004, representing                % of total sales.

Windows & Doors. The Windows & Doors category comprises the manufacturing, assembly and distribution of windows, and the assembly and distribution of interior and exterior door units. These products typically require a high degree of product knowledge and training to sell. As we continue to emphasize higher margin product lines, value-added goods like those in the Windows & Doors category are expected to increasingly contribute to our sales and overall profitability. Windows & Doors sales were $                million during the year ended December 31, 2004, representing                % of total sales.

Lumber & Lumber Sheet Goods. Lumber & Lumber Sheet Goods include dimensional lumber, plywood and oriented strand board (“OSB”) products used in on-site house framing. This product line has not grown at the same rate as our overall sales over the last five years, as demonstrated by the fact that it represented                % of total sales for the year ended December 31, 2004, compared to 47.6% of total sales in 1999. This shift in product mix has been intentional as we have sought to migrate builder demand toward higher margin Prefabricated Components for their framing needs. Despite this shift in product mix, we believe we have grown our market share for Lumber & Lumber Sheet Goods over this time period. We expect the Lumber & Lumber Sheet Goods business to remain a stable revenue source in the future, but to grow over the long-term at a slower rate than our other business lines. Sales of Lumber & Lumber Sheet Goods for the year ended December 31, 2004, were $                million.

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Millwork. Millwork represents a small, but profitable product category. This category includes interior and exterior trim, columns and posts that we distribute, as well as custom exterior features that we manufacture under the Synboard® brand name. Millwork sales during the year ended December 31, 2004, were $                million, representing                % of total sales.

Other Building Products & Services. Other Building Products & Services consists of products including cabinets, gypsum, roofing, and insulation, and services including turn-key framing and shell construction, design assistance and professional installation of products which spans all our product categories. We provide professional installation and turn-key services as a solution for our homebuilder customers to increase productivity and avoid project delays. We believe these services require scale, capital and sophistication that smaller competitors do not possess. Sales of Other Building Products & Services were $                million during the year ended December 31, 2004, representing                % of total sales.

SALES AND MARKETING

Our marketing and sales strategy primarily seeks to attract and retain customers through exceptional customer service, leading product quality, a broad and complete product and service offering, and competitive pricing. This strategy is centered on building and maintaining strong customer relationships rather than traditional marketing and advertising. Homebuilders recognize the value we add: shorter lead times, lower material costs, faster project completion and higher quality. We expect to continue to successfully compete for business and gain market share through superior service.

Our experienced, locally focused sales force is at the core of our sales effort. This sales effort involves deploying salespeople who are skilled in housing construction to meet with a homebuilder’s construction superintendent, local purchasing agent, or local executive with the goal of becoming the primary product supplier. If selected by the homebuilder, the salesperson and his or her team of experts review blueprints for the contracted homes and advise the homebuilder in areas such as opportunities for cost reduction and regional aesthetic preferences. Next, the team determines the specific package of our products that are needed to complete the project and schedules a sequence of site deliveries. Our large delivery fleet and comprehensive inventory management system enable us to provide “just-in-time” product delivery, ensuring a smoother and faster production cycle for the homebuilder. Throughout the construction process, the salesperson makes frequent site visits to ensure timely delivery and proper installation and to make suggestions for efficiency improvements. Our level of service is highly valued by customers and generates significant customer loyalty. We currently employ over 500 outside sales representatives, who are typically paid a commission based on gross margin dollars collected and work with over 300 internal sales coordinators and product specialists.

OUR CUSTOMERS

Our customer mix is a balance of large national homebuilders, regional homebuilders, and local builders. Our customer base is highly diversified, with the top ten customers accounting for approximately                % of sales in the year ended December 31, 2004, and no single customer accounting for more than                % of sales. At the same time, our top ten customers are comprised primarily of the largest Production Homebuilders, including publicly traded companies such as Centex, D.R. Horton, Hovnanian Enterprises, Pulte, and Ryland Group.

We are one of the top two suppliers of our product categories to the Production Homebuilders, the fastest growing segment of the residential builders, and are the largest supplier of our product categories to Production Homebuilders in our geographic markets as a whole. In line with the growth of this segment, we have increased our sales to the ten largest Production Homebuilders, as measured by homes sold, by approximately           % from $262.9 million in 2001 to $                million in the year ended December 31, 2004.

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In addition to the largest Production Homebuilders, we also service and supply regional and local custom homebuilders. Custom homebuilders require high levels of service since our sales team must work very closely with the designers on a day-to-day basis in order to ensure the appropriate products are produced and delivered to the building site. To account for these increased service costs, pricing in the industry is generally commensurate with the level of service provided and the volumes purchased.

MATERIALS AND SUPPLIER RELATIONSHIPS

We purchase raw materials for our manufacturing plants and finished products for resale by our distribution operations. The key raw materials for our Prefabricated Components are dimensional lumber, OSB and engineered wood. We purchase door slabs and hardware for our pre-hanging door plants, seluca-blown PVC for our custom millwork plants, and aluminum and vinyl extrusions and glass for our window plant. Our distributed products include windows, doors, millwork, lumber and lumber sheet goods. Our largest suppliers are national lumber and wood products producers and distributors such as Bluelinx, Boise Cascade, International Paper, and Weyerhaeuser and building products manufacturers such as Masonite and MW Windows. We believe there is sufficient supply in the marketplace to competitively source most of our requirements without reliance on any particular supplier and that our diversity of suppliers affords us purchasing flexibility. Due to our centralized oversight of purchasing and our large lumber and OSB purchasing volumes, we are able to maximize the advantages of both our and our suppliers’ national footprints and negotiate purchases in multiple markets to achieve more favorable contracts with respect to price, terms of sale, and supply than our regional competitors. Additionally, for certain customers, we institute purchasing programs on raw materials such as OSB to align portions of our procurement costs with our pricing commitments. We purchase lumber and OSB on the spot market as necessary to fulfill customer contracts.

We currently source products from over 5,000 suppliers in order both to reduce our dependence on any single company and to maximize purchasing leverage. Although no purchases from any single supplier represent more than 11% of our cost of goods sold, we believe we are one of the largest customers for many suppliers, and therefore have significant purchasing leverage. We have found that using multiple suppliers ensures a stable source of products and the best purchasing terms as the suppliers compete to gain and maintain our business.

We maintain strong relationships with our suppliers, and we believe opportunities exist to improve purchasing terms in the future, including inventory storage or “just-in-time” delivery to reduce our inventory carrying costs. Additional procurement cost savings and purchasing synergies are expected to further enhance our margins and cash flow generation capability.

MANUFACTURING

We manufacture four different types of products: Prefabricated Components, millwork, windows, and pre-hung doors. Our Prefabricated Components allow builders to build higher quality homes more efficiently. Roof trusses, floor trusses, wall panels and stair units are built in an indoor, factory-controlled environment. Engineered wood floors and beams are cut to the required size and packaged for the given application at many of our locations. Without Prefabricated Components, builders construct these items on site, where weather and variable labor quality can negatively impact construction cost, quality and installation time. In addition, engineered wood beams have greater structural strength than conventional framing materials, allowing builders to frame houses with more open space and to create a larger variety of house designs. Engineered wood floors are stronger and straighter than conventionally framed floors.

We manufacture custom millwork products such as synthetic exterior trim, custom windows and box columns under the Synboard® brand name. Our millwork is produced from extruded PVC and offers several advantages over traditional wood features, such as greater durability and less maintenance requirements. We also operate an aluminum and vinyl window plant in Houston, Texas which allows us

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to provide builders, primarily in the Texas market, with an adequate supply of cost-competitive products. Our pre-hung interior and exterior doors consist of a door slab with the hinges and door jambs attached, reducing job site installation time and providing higher quality finished door units than those constructed on site.

Prefabricated Components— Trusses and Wall Panels. Truss and wall panel production has two steps, design and fabrication. Each house requires its own set of designed shop drawings, which vary by builder type: non-custom versus custom builders. Non-custom builders use prototype house plans, which may be modified for each individual customer. The number of changes made to a given prototype house, and the number of prototype houses in existence, varies by builder and their construction and sales philosophy. We maintain an electronic master file of trusses and wall panels for each builder’s prototype houses. There are three primary benefits to master filing. First, it reduces design cost as a designer can make minor changes to a prototype house rather than designing the components individually. Second, it improves design quality as the majority of the house’s design is based on a proven prototype. Third, master filing allows us to change one file and update all related prototype house designs automatically as we improve the design over time or if the builder modifies the base prototype house. We do not use a master file for custom builders who do not replicate houses, as it is not cost-effective. For these builders, the components are designed individually for each house.

After the shop drawings are designed for a given house, regardless of whether or not the master file system is used, the shop drawings are downloaded into a proprietary software system to review the design for potential errors and to schedule the job for production. The fabrication process begins with the cutting of individual pieces of lumber to the lengths required to assemble the finished component. Shop drawings are downloaded from the design department to our computerized saws. The cut lumber is then joined together to form the roof trusses, floor trusses or wall panels. The finished components are stored by house awaiting shipment to the job site.

We are able to generate fabrication time standards for each component during the design step. We use these standards to measure efficiency by comparing actual production time with the calculated standard. Each plant’s performance is benchmarked by comparing efficiency across plants.

Prefabricated Components— Engineered Wood. As with trusses and wall panels, engineered wood components have a design and fabrication step. Engineered wood floors are designed using a master filing system similar to the truss and wall panel system. Engineered wood beams are designed to ensure the beam will be structurally sound in the given application. After the design phase, a printed layout is generated. This layout is used to cut the engineered wood to the required length and assemble all of the components into a house package. The components are then installed on the job site. Engineered wood design and fabrication is done at the majority of our distribution locations.

Prefabricated Components— Stairs. We manufacture box stairs at several of our locations and curved stairs at our East Brunswick, New Jersey location. After a house is framed, our salesman takes measurements at the job site prior to manufacturing to account for any variation between the blueprints and the actual framed house. Box stairs can be fabricated based on these measurements. Curved stairs are typically a more customized product used in the entry foyer of a home and require additional designing, which is done using a CAD based computer program. Box stairs are manufactured by routing 1 1/4 inch by 12 inch stringer lumber to form the frame that holds the stair treads. The treads are then nailed and glued into the frame. The frame for curved stairs is built on a specially designed jig to give the stairs the desired curvature.

Custom Millwork. Our manufactured custom millwork consists primarily of synthetic exterior trim, custom windows, features and box columns we sell under the Synboard® brand name. Synboard® requires no ongoing maintenance as compared to wood exterior trim products that require periodic caulking and painting. Synboard® products are sold throughout our company and are manufactured at three locations.

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Sheets of 4 foot by 18 or 20 foot seluca-blown, extruded PVC (“Synboard®”) are sanded, cut and shaped to produce the desired product. Exterior trim boards are produced by cutting the Synboard® into the same industry-standard dimensions used for wood-based exterior trim boards. Exterior features are formed by assembling pieces of Synboard® and other PVC-based moldings that have been cut, heated and bent over forms to achieve the desired shape. Custom windows are made by building the frame from Synboard® and glazing the glass into place. Box columns are fabricated from sections of PVC that are cut on a 45 degree angle and mitered together.

Windows. We manufacture a full line of traditional aluminum and vinyl windows at a 200,000 square foot manufacturing facility located in Houston, Texas. The process begins with the purchase of aluminum and vinyl lineal extrusions. These extrusions are cut to size and joined together to form the window frame and sash. Sheet glass is purchased and cut to size. Two pieces of identically shaped glass are then sealed together with a sealing compound to create a glass unit with improved insulating capability. The sealed glass unit is then inserted and glazed into the window frame and sash. The unit is completed when a balance is installed to operate the window and a lock is added to secure the window in a closed position.

Pre-hung Doors. We pre-hang interior and exterior doors at many of our locations. Door slabs and pre-cut door jambs are inserted into a door machine. The door machine bores holes into the doors for the door hardware and applies the jambs and hinges to the door slab. The casing that frames interior doors is then applied at a separate station. Exterior doors do not have a casing, and instead may have sidelights applied to the sides of the door, a transom attached over the top of the door unit and a door sill applied to the threshold.

COMPETITION

We compete in the professional segment (“Pro Segment”) of the U.S. residential new construction building products supply market, which is estimated to have 2004 annual sales of $117 billion. The Pro Segment of this market consists predominantly of small, privately owned companies, including framing and shell construction contractors, local and regional materials distributors, single or multi-site lumberyards, and truss manufacturing and millwork operations, most of which have limited access to capital and lack sophisticated information technology systems and large-scale procurement capabilities. The top ten Pro Segment suppliers account for less than 15% of the total market, which remains fragmented due to its overall size, the diversity of the target customer market, and variations in local building preferences and practices. There are only six building products suppliers in the Pro Segment that generate over $1 billion in sales. Our largest competitors in our markets are 84 Lumber (a privately held company), Stock Building Supply (formerly known as Carolina Holdings, a unit of U.K.-based Wolseley, plc), and Strober (a privately held company). We focus on a distinctly different target market than the home center retailers such as Home Depot and Lowe’s, who primarily serve do-it-yourself and professional remodeling customers. By contrast, our customers consist of professional homebuilders and those that provide construction services to them, with whom we develop strong relationships.

We believe we are the number one or two building products supplier for single-family residential new construction in approximately 75% of the geographic markets in which we operate. We are also the largest supplier of our product categories to the Production Homebuilders in our geographic markets as a whole. Due in part to our long-standing customer relationships, local market knowledge and competitive pricing, we believe we have substantial competitive advantages over the small, privately owned companies with which we primarily compete. According to 2003 U.S. Census data, we have operations in 20 of the top 50 U.S. Metropolitan Statistical Areas as ranked by single family housing permits and approximately 44% of U.S. housing starts occurred in states in which we operate.

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EMPLOYEES

At December 31, 2004, we had approximately 6,200 employees, none of whom was represented by a union. We believe that we have good relations with our employees.

INFORMATION TECHNOLOGY SYSTEMS

Our primary ERP system, which we use for operations representing 70% of our revenue, is a proprietary system that has been highly customized by our computer programmers. The system has been designed to operate our businesses in a highly efficient manner. The materials required for thousands of standard builder plans are stored by the system for rapid quoting or order entry. Hundreds of price lists are maintained on thousands of SKUs, facilitating rapid price changes in changing product cost environments. A customer’s order can be tracked at each stage of the process and billing can be customized to reduce a customer’s administrative costs and speed payment. We also operate a legacy ERP system for operations representing 30% of our revenue. This system allows us to effectively manage the business and deliver outstanding customer service, but lacks several of the enhancements we have made to our primary system. Accordingly, we are in the process of migrating our remaining operations from the legacy system to our primary system.

We have implemented a single financial reporting system that has been highly customized for our business. Our Hyperion financial reporting package is used to aggregate data from our two ERP systems. The Hyperion system effectively consolidates the financial information of each location to allow us to plan, track, and report performance and compensation measures. Our state-of-the-art information technology infrastructure affords our corporate headquarters complete financial oversight and control over each of our locations, allowing us to minimize errors and maximize efficiency and reliability.

We have developed a proprietary program for use in our component plants. This software reviews product designs for errors, schedules the plants and provides the data used to measure plant efficiency. In addition, we have purchased several software products that have been integrated with our primary ERP system. These programs assist in analyzing blueprints to generate material lists, configure kitchen cabinet orders to submit to manufacturers, purchase lumber products from the lowest cost source and configure orders and schedule production in our window plants.

FACILITIES AND PROPERTIES

We have a broad network of distribution and manufacturing facilities in 11 states throughout the southern and eastern U.S. We have 63 distribution facilities and 42 manufacturing facilities, many of which are located on the same premises as our distribution facilities. Our manufacturing facilities produce trusses, wall panels, engineered wood, stairs, windows, pre-hung doors, and custom millwork. We are organized into three regional operating groups, Atlantic, Central, and Southeast, in order to achieve operating efficiencies while maintaining maximum capacity for growth. The Atlantic and Central markets generally consist of larger, higher volume builders than the Southeast markets. As a result, each manufacturing facility in the Atlantic and Central regions typically supplies a single distribution center, while Southeast manufacturing facilities supply multiple distribution centers within an economical three-hour shipping radius.

Distribution centers are generally leased and typically include 15 to 25 acres of outside storage, a 60,000 square foot warehouse, 10,000 square feet of office space, and 30,000 square feet of covered storage. The outside area provides space for lumber storage and a staging area for delivery while the warehouse stores millwork, windows, and doors. The distribution centers are generally located in industrial areas with low cost real estate and easy access to freeways to maximize distribution efficiency and convenience. A majority of the distribution centers are situated on rail lines for efficient receipt of goods.

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Our manufacturing facilities are generally located on the same premises as our distribution facilities. Truss and panel manufacturing facilities vary in size from 30,000 square feet to 60,000 square feet with 8 to 10 acres of outside storage for lumber and for finished goods. Our window manufacturing facility in Houston, Texas has approximately 200,000 square feet.

We operate a fleet of approximately 1,500 trucks to deliver products from our distribution and manufacturing centers to job sites. Through our emphasis on local market flexibility and strategically placed locations, we minimize shipping and freight costs while maintaining a high degree of local market expertise. Through knowledge of local homebuilder needs, customer coordination, and rapid restocking ability, we reduce working capital requirements and guard against out-of-stock products. We believe that this reliability is highly valued by our customers and reinforces customer relationships.

LEGAL PROCEEDINGS

We are involved in various claims and lawsuits incidental to the conduct of our business in the ordinary course. We carry insurance coverage in such amounts in excess of our self-insured retention as we believe to be reasonable under the circumstances and that may or may not cover any or all of our liabilities in respect of claims and lawsuits. We do not believe that the ultimate resolution of these matters will have a material adverse impact on our financial position or operating results.

Although our business and facilities are subject to federal, state, and local environmental regulation, environmental regulation does not have a material impact on our operations. We believe that our facilities are in material compliance with such laws and regulations. As owners and lessees of real property, we can be held liable for the investigation or remediation of contamination on such properties, in some circumstances without regard to whether we knew of or were responsible for such contamination. Our current expenditures with respect to environmental investigation and remediation at our facilities are minimal, although no assurance can be provided that more significant remediation may not be required in the future as a result of spills or releases of petroleum products or hazardous substances or the discovery of unknown environmental conditions.

Management

DIRECTORS AND EXECUTIVE OFFICERS

Information with respect to our directors and executive officers, as of the date hereof, is set forth below:

Name	Age	Position

Floyd F. Sherman	65	Chairman of the Board and Chief Executive Officer
Kevin P. O’Meara	40	Senior Vice President and Chief Operating Officer
Charles L. Horn	44	Senior Vice President and Chief Financial Officer
Donald F. McAleenan	50	Senior Vice President and General Counsel
Frederick B. Schenkel	55	Vice President, Manufacturing
Alexander R. Castaldi	54	Director
Ramsey A. Frank	44	Director
Paul S. Levy	57	Director
Brett N. Milgrim	36	Director

Our Board of Directors consists of five members elected annually by our stockholders. All executive officers are chosen by the Board of Directors and serve at its pleasure. There are no family relationships among any of the directors or executive officers, and there is no arrangement or understanding between any of the directors or executive officers and any other person pursuant to which he was selected as a director or officer. Unless otherwise indicated, each director and officer is a citizen of the United States and the business address of each individual is: 2001 Bryan Street, Suite 1600, Dallas, Texas 75201.

Set forth below is a brief description of the business experience of each of our directors, executive officers, and our three regional group presidents.

Floyd F. Sherman, Chairman and Chief Executive Officer. Mr. Sherman has been a director since 2001, when he came to BFS. Prior to joining BFS, he spent 28 years at Triangle Pacific/ Armstrong Flooring, the last nine of which he served as Chairman and Chief Executive Officer. Mr. Sherman has over 40 years of experience in the building products industry. A native of Kerhonkson, New York, and a veteran of the U.S. Army, Mr. Sherman is a graduate of the New York State College of Forestry at Syracuse University. He also holds an M.B.A. degree from Georgia State University.

Kevin P. O’Meara, Chief Operating Officer. Mr. O’Meara is a co-founder of BFS. At the inception of BFS, he served as the Chief Financial Officer. Mr. O’Meara was promoted to his current position in May 2000. Prior to co-founding BFS, Mr. O’Meara served as Vice President, Strategic Planning and Business Development at Fibreboard Corporation. He worked three years in the Dallas office of Bain & Company, a strategic management consulting firm. He also worked six years at two private investment firms. Mr. O’Meara is a C.P.A. and has a B.A. (economics) and a B.B.A. (accounting) from Southern Methodist University and an M.B.A. from Harvard Business School.

Charles L. Horn, Chief Financial Officer. Mr. Horn joined BFS in May 1999 as Vice President-Finance and Controller. He was promoted to CFO in May 2000. Prior to joining the Company, Mr. Horn served in a variety of positions at Pier One Imports, most recently as Vice President and Treasurer. Prior to Pier One, he served as Vice President Finance/ Chief Financial Officer of Conquest Industries. Mr. Horn also

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has seven years of public accounting experience with Price Waterhouse. Mr. Horn is a C.P.A. and received his B.B.A. degree from Abilene Christian University and M.B.A. from The University of Texas at Austin.

Donald F. McAleenan, Senior Vice President and General Counsel. Mr. McAleenan is a co-founder of BFS and serves as General Counsel. Prior to co-founding BFS, Mr. McAleenan served as Vice President and Deputy General Counsel of Fibreboard Corporation from 1992 to 1997. Mr. McAleenan was also Assistant General Counsel of AT&E Corporation and spent nine years as a securities lawyer at two New York City law firms. Mr. McAleenan has a B.S. from Georgetown University and J.D. from New York University Law School.

Frederick B. Schenkel, Vice President, Manufacturing. Mr. Schenkel joined BFS in 1998 when the Company acquired BSL from Pulte Home Corporation. At BSL, and later with the Company, Mr. Schenkel was a location manager. He became Vice President of the Atlantic Group in 1999 and was promoted to Vice President, Manufacturing in 2002. Mr. Schenkel has more than 31 years of experience managing manufacturing facilities in the industry and, before joining BSL, held such positions as manufacturing manager for The Ryland Group, Inc., vice president of manufacturing for Diversified Homes Corporation of Maryland, and plant manager for Regional Building Systems, Inc. Mr. Schenkel holds a B.A. in accounting from Saint Bonaventure University.

Morris E. Tolly, Southeast Group President. Mr. Tolly has been with the Company since 1998 when the Company acquired Pelican Companies, Inc. (“Pelican”). Mr. Tolly was a General Manager and Market Manager for Pelican and later for the Company prior to being promoted in 2000 to President of the Southeast Group. Overall, Mr. Tolly has over 40 years of experience in the building products industry.

Douglas E. Schweinhart, Atlantic Group President. Mr. Schweinhart joined BFS in 1998 when the Company acquired Builders Supply & Lumber Co. (“BSL”) from Pulte Home Corporation. Previously, Mr. Schweinhart was a founder and Vice President of BSL. He also spent 12 years with Lowe’s Contractor Yards in various capacities. Overall, Mr. Schweinhart has over 28 years of experience in the building products industry. Mr. Schweinhart received his B.S. degree in Finance from Towson State University.

Alan K. Davenport, Central Group President. Mr. Davenport joined BFS in 2000 as Vice President of National Sales and Marketing. In December 2002, Mr. Davenport was promoted to President of the newly formed Central Group. Prior to joining BFS, Mr. Davenport spent over ten years in the building products industry in various executive positions with Wickes, Inc. and 84 Lumber. Mr. Davenport is a graduate of the University of Cincinnati. He holds a B.S. degree in architecture/construction management technology.

Alexander R. Castaldi, Director. Mr. Castaldi has been a director since 2004. Mr. Castaldi, a C.P.A., is a Senior Managing Director of JLL Partners, Inc., which he joined in 2003, and was previously a CFO of three very successful management buyouts. He was most recently Executive Vice President, Chief Financial and Administration Officer of Remington Products Company. Previously, Mr. Castaldi was Vice President and Chief Financial Officer at Uniroyal Chemical Company. From 1990 until 1995, he was Senior Vice President and Chief Financial Officer at Kendall International, Inc. During the 1980s, Mr. Castaldi was also Vice President, Controller of Duracell, Inc. and Uniroyal, Inc. Mr. Castaldi serves as a director of several companies, including Motor Coach Industries International, Inc., Mosaic Sales Solutions, Corp., PGT Industries, Inc., and C.H.I. Overhead Doors, Inc.

Ramsey A. Frank, Director. Mr. Frank has been a director since 2001. Mr. Frank is a Senior Managing Director of JLL Partners, Inc., which he joined in 1999. From January 1993 to July 1999, Mr. Frank was a Managing Director at Donaldson, Lufkin & Jenrette, Inc., where he headed the restructuring group and was a senior member of the leveraged finance group. Mr. Frank serves as a director of several companies, including Motor Coach Industries International, Inc., C.H.I. Overhead Doors, Inc., PGT Industries, Inc., and Medical Card System, Inc.

Management

Paul S. Levy, Director. Mr. Levy has been a director since 1998. Mr. Levy is a Senior Managing Director of JLL Partners, Inc., which he founded in 1988. Mr. Levy serves as a director of several companies, including Fairfield Manufacturing Company, Inc., Lancer Industries, Inc., Motor Coach Industries International, Inc., Mosaic Sales Solutions, Corp., PGT Industries, Inc., and C.H.I. Overhead Doors, Inc.

Brett N. Milgrim, Director. Mr. Milgrim has been a director since 1999. Mr. Milgrim is a director of both PGT Industries, Inc. and C.H.I. Overhead Doors, Inc. and is a Managing Director of JLL Partners, Inc., which he joined in 1997.

Board Composition

We intend to appoint an independent director prior to the completion of this offering. Upon completion of this offering, our board will consist of the new independent director and Messrs. Sherman, Levy, Castaldi, Frank, and Milgrim. Immediately prior to the consummation of this offering, we will adopt our amended and restated articles of incorporation and our amended and restated by-laws, which will provide that our board of directors be divided into three classes, each of whose members will serve for a staggered three-year term. We intend to appoint one additional independent member to the board of directors within 90 days of the consummation of this offering, and, within one year of the consummation of this offering, we expect to appoint that number of additional independent members to the board of directors as are necessary to comply with the requirements of the Sarbanes-Oxley Act of 2002 and The Nasdaq National Market.

Board Committees

Upon completion of this offering, our board of directors intends to appoint an audit committee, the composition of which will comply with the requirements of The Nasdaq National Market and the Sarbanes-Oxley Act of 2002. Our board of directors also intends to appoint such other committees as may be required by the rules of The Nasdaq National Market.

The audit committee will select, on behalf of our board of directors, an independent public accounting firm to be engaged to audit our financial statements, discuss with the independent auditors their independence, review and discuss the audited financial statements with the independent auditors and management, and recommend to our board of directors whether the audited financials should be included in our Annual Reports on Form 10-K to be filed with the SEC.

Compensation of Directors

For the year ended December 31, 2004, the individuals serving on the board of directors did not receive any compensation for their service as directors. We intend to set the compensation for independent directors prior to completion of this offering. We do not intend to pay compensation to individuals serving on our board of directors who are employees or affiliates of the Company for their service as directors.

Executive compensation

SUMMARY OF COMPENSATION

The following summary compensation table sets forth information concerning compensation earned in the fiscal year ended December 31, 2004, by our chief executive officer and our other four most highly compensated executive officers serving at the end of the last fiscal year. We refer to these executives as our “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation

					Securities Underlying	All Other
	Year	Salary	Bonus		Options(#)	Compensation(2)

Floyd F. Sherman	2004	$600,000	$1,107,036	(1)	—	—
Chairman of the Board and Chief Executive Officer
Kevin P. O’Meara	2004	$360,000	$848,444	(1)	565,925	$3,769
Senior Vice President and Chief Operating Officer
Charles L. Horn	2004	$330,000	$927,740	(1)	1,117,838	$4,925
Senior Vice President and Chief Financial Officer
Donald F. McAleenan	2004	$320,000	$754,172	(1)	575,771	$6,500
Senior Vice President and General Counsel
Frederick B. Schenkel	2004	$232,000	$492,097	(1)	50,000	$6,500
Vice President, Manufacturing

(1)	Reflects bonus earned under the 2004 Builders FirstSource Cash Incentive Bonus Plan. This amount may be adjusted upon completion of the audited financials for the year ended December 31, 2004, to account for any difference between estimated and actual financial performance results used in the bonus calculation.

(2)	Reflects Company matching contributions under our 401(k) plan.

Executive compensation

The following table sets forth information concerning the grant of stock options to each of our named executive officers during the last fiscal year.

Option Grants in Last Fiscal Year

		Individual Grants

	Number of	Percent of total
	securities	options granted	Exercise or		Grant date
	underlying options	to employees	base price		present
Name	granted(1)	in fiscal year	($/Sh)	Expiration date	value($)(2)

Floyd F. Sherman	—	—	—	—	—
Kevin P. O’Meara	565,925	3.7%	$0.315	February 27, 2014	$28,296
Charles L. Horn	1,117,838	7.4%	$0.315	February 27, 2014	$55,892
Donald F. McAleenan	575,771	3.8%	$0.315	February 27, 2014	$28,789
Frederick B. Schenkel	50,000	0.3%	$0.315	February 27, 2014	$2,500

(1)	These options vest in full on December 31, 2011. These options have accelerated vesting provisions that provide that (a) one sixth of the options will vest on each of December 31, 2004, 2005, and 2006, if certain annual financial performance targets are met in the applicable year; (b) one half of the options will vest on December 31, 2006, if certain cumulative financial performance targets for the three calendar years ended December 31, 2006, are met; and (c) upon a change in control of the Company some or all of the previously unvested options will vest if certain financial targets have been met.

(2)	The options are valued by the minimum value option pricing variation of the Black-Scholes pricing model. The following weighted average assumptions were used for the grants: expected term— six years; expected volatility— 0.00%; expected dividend yield— 0.00%; and risk free rate— 3.01%. No adjustment was made for non-transferability or risk of forfeitures.

The following table sets forth information concerning the exercise of stock options during the last fiscal year by each of our named executive officers and the number and value of unexercised options held by such individuals as of the end of the last fiscal year.

Aggregated Option Exercises in Last Fiscal Year

and Fiscal Year-end Option Values

Value of Unexercised In-
			Number of securities	the-Money Options at
			underlying unexercised	Fiscal Year-End ($)
	Shares acquired	Value	options at fiscal year-end(#)	Exercisable/
Name	on exercise(#)	realized($)	exercisable/unexercisable(1)	Unexercisable

Floyd F. Sherman	—	—	8,518,149/ 2,839,384
Kevin P. O’Meara	—	—	3,501,580/ 1,323,420
Charles L. Horn	—	—	1,812,927/ 1,437,073
Donald F. McAleenan	—	—	2,935,345/ 1,189,655
Frederick B. Schenkel	—	—	124,334/ 175,666

(1)	In connection with the payment of an extraordinary dividend to our stockholders in February 2004, the exercise price of most of our then-outstanding stock options, including all stock options held by our named executive officers, was adjusted to take into account the decrease in the fair market value of the underlying shares after the payment of the extraordinary dividend. With respect to our named executive officers, this adjustment resulted in the reduction of the exercise price of their options from $1.00 to $0.315 per share and applied to the following number of shares subject to options: Mr. Sherman, 11,357,533; Mr. O’ Meara, 4,259,075; Mr. Horn, 2,132,162; Mr. McAleenan, 3,549,229; and Mr. Schenkel, 250,000.

Executive compensation

Employment agreements

We have entered into employment agreements with four of our named executive officers. These employment agreements provide for Mr. Sherman to serve as Chairman of the Board of Directors and as our Chief Executive Officer, Mr. O’Meara to serve as our Senior Vice President of Operations and Chief Operating Officer, Mr. Horn to serve as our Senior Vice President of Finance and Chief Financial Officer, and Mr. McAleenan to serve as our Senior Vice President and General Counsel.

Mr. Sherman’s agreement

Mr. Sherman’s employment agreement was entered into on September 1, 2001, and has a two-year term, with automatic one-year renewals commencing on the first anniversary of the effective date of the employment agreement, unless either party provides at least 90 days’ notice of non-renewal. In addition to providing for his annual base salary and employee benefits, Mr. Sherman’s employment agreement provides, among other things, that he will be eligible for an annual cash bonus of up to 133% of his base salary, as determined by our board of directors or the compensation committee, and for the initial grant of an option to purchase 11,357,533 shares of our common stock. Our board of directors may increase the amount of Mr. Sherman’s bonus if they deem such an increase appropriate. This option vests ratably on each of the first four anniversaries of the effective date of the employment agreement and in full upon a “change of control” (as defined in the employment agreement) of the Company.

Mr. Sherman’s employment agreement provides that if he is terminated by us without “cause” (as defined in the employment agreement) he will be entitled to payment of his annual base salary and health and welfare benefits for the remainder of the term of the employment agreement. His employment agreement further provides that, during his employment with us and for one year thereafter, he may not disclose confidential information and may not directly or indirectly compete with the Company. In addition, he may not solicit any employees of the Company or any of its subsidiaries during his employment with us and for two years thereafter.

Agreements with other named executive officers

The employment agreements with Messrs. O’Meara, Horn, and McAleenan were entered into on January 15, 2004. Each of these agreements has a one-year term, with automatic one-year renewals commencing on the first anniversary of the effective date of the employment agreement, unless either party provides at least 90 days’ notice of non-renewal. In addition to providing for an annual base salary and employee benefits, each of these agreements provides, among other things, that the executive is eligible for an annual cash bonus under our annual cash incentive plan, which currently provides for a target bonus percentage of 100% of the executive’s base salary. Pursuant to the employment agreements, this target bonus percentage will not be less than 100% of the executive’s base salary.

Under each of these employment agreements, in the event that (a) the executive’s employment is terminated by us without “cause” (as defined in the employment agreement), (b) the executive terminates his employment because of a material adverse diminution in job title or responsibilities or a relocation of his principal place of employment more than 100 miles from its current location without his consent, (c) we notify the executive of our intent not to renew the employment agreement and the executive delivers a “notice of resignation” (as defined in the employment agreement) within 90 days of receipt of the notice of non-renewal, or (d) the executive’s employment is terminated by mutual consent and the parties enter into an agreement whereby the executive agrees to be bound by the post-termination restrictive covenants in the agreement (described below), the executive will be entitled to continuation of his base salary and health benefits for one year after the date of termination, plus payment of an amount equal to his “average bonus compensation” (as defined in the employment agreement). During the executive’s employment with us and for one year thereafter, the executive may not disclose confidential information and may not directly or indirectly compete with the Company. In addition, the executive may

Executive compensation

not solicit any employees of the Company or any of its subsidiaries during his employment with us and for two years thereafter.

1998 Stock Incentive Plan, as amended and restated March 1, 2004

The purpose of the 1998 Stock Incentive Plan is to provide our key employees, officers, consultants, and advisors with an opportunity to acquire shares of our common stock. Under this plan, our board of directors is authorized to grant stock options and other equity based awards, such as stock appreciation rights or restricted stock awards. In addition, the plan provides for the sale of shares to plan participants at prices to be determined by our board of directors. Stock options granted under the plan may be either “incentive stock options” within the meaning of Section 422(b) of the Code, or non-qualified stock options. A total of 64,000,000 shares of our common stock have been reserved for issuance under this plan. A total of 46,000,000 shares have been made available for the issuance of options and other equity based awards and a total of 18,000,000 shares have been made available for the sale of common stock. The plan is intended to comply with the requirements of Rule 701 under the Securities Act.

The plan is administered by our board of directors, which has the discretion to determine the persons to whom awards will be granted, the type of awards, the number of awards, vesting requirements, and other features and conditions of awards under the plan, including whether the awards will contain provisions relating to a change in control of the Company. It is contemplated that, following an initial public offering of the Company’s common stock, the plan will be administered by a committee of our board of directors that will be composed solely of at least two persons who are “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code and “non-employee directors” within the meaning of Rule 16(b) under the Exchange Act.

In the event of any extraordinary dividend, stock dividend, recapitalization, reclassification, merger, acquisition, consolidation, stock split, warrant or rights issuance, combination or exchange of shares, or other similar transaction, our board of directors has the sole discretion to equitably adjust the exercise price, the number and kind of shares of common stock available for issuance under the plan, the number and kind of shares covered by outstanding options, and other awards under the plan to preserve the value of each share of common stock and the value of each award.

In the event of a sale of the Company, the board of directors, in its sole discretion, may cancel all outstanding stock options issued under the plan and provide for a cash payment to each holder thereof equal to (i) the excess of the consideration received by the Company’s stockholders pursuant to the sale of the Company over the exercise price per share of the option multiplied by (ii) the number of shares of common stock subject to the option.

2005 Cash Incentive Plan

Our 2005 Cash Incentive Plan provides for the payment of a cash bonus to each plan participant based on the achievement of performance goals relating to (i) return on net tangible assets, (ii) operating cash flow, and (iii) operating income. These goals are based on the performance of a given location, region, or the entire Company, depending on the participant’s position. Target bonus percentages are set for each performance objective. Bonus payout percentages increase as the achievement levels increase. The plan also contains a discretionary bonus to recognize and reward individual performance. This portion of the bonus is based on the review of the participant’s performance by the participant’s direct supervisor. All of our executive officers participate in this plan.

Principal and selling stockholders

The following table sets forth certain information regarding the beneficial ownership, as of February 7, 2005, and as adjusted to reflect the sale of the shares of common stock offered by us and the selling stockholder in this offering, of: (i) our common stock by each person known to us to hold greater than 5% of the total number of outstanding shares; (ii) our common stock by each current director or executive officer and of all the current directors and executive officers as a group; and (iii) each stockholder selling shares in this offering. The number of shares beneficially owned by each person or group as of February 7, 2005 includes shares of common stock that such person or group had the right to acquire on or within 60 days after February 7, 2005, including upon the exercise of options. All such information is estimated and subject to change.

Ownership of our common stock is shown in terms of “beneficial ownership.” Amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which he has a right to acquire beneficial ownership within 60 days. More than one person may be considered to beneficially own the same shares. In the table below, unless otherwise noted, a person has sole voting and dispositive power for those shares shown as beneficially owned by such person.

Common Stock

	Shares Beneficially Owned			Shares Beneficially Owned
	Before the Offering			After the Offering

		Percentage of			Percentage
		Ownership of	Shares		Ownership
Name and Address of	Shares of	Shares of	Offered	Shares of	of Shares of
Beneficial Owner(1)	Common Stock(4)	Common Stock(5)(6)	Hereby	Common Stock	Common Stock

JLL Building Products, LLC(3)	237,836,421	94.6%
Floyd F. Sherman(7)	8,518,149	3.3%	—
Kevin P. O’Meara(8)	3,944,543	1.5%	—
Charles L. Horn(9)	1,957,927	*	—
Donald F. McAleenan(10)	3,378,308	1.3%	—
Frederick B. Schenkel(11)	270,334	*	—
Alexander R. Castaldi(2)(3)	237,836,421	94.6%	—
Ramsey A. Frank(2)(3)	237,836,421	94.6%	—
Paul S. Levy(2)(3)	237,836,421	94.6%	—
Brett N. Milgrim(2)(3)	237,836,421	94.6%	—
Directors and executive officers of the Company as a group	255,905,682	95.3%	—

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each person named in the table is Builders FirstSource, Inc., 2001 Bryan Street, Suite 1600, Dallas, Texas 75201.

Principal and selling stockholders

(2)	The business address for Messrs. Levy, Frank, Milgrim, and Castaldi is 450 Lexington Ave., Suite 3350, New York, New York 10017.

(3)	Messrs. Levy, Frank, Milgrim, and Castaldi are all associated with JLL Partners Fund II, L.P. and JLL Partners Fund III, L.P., which, as members of JLL Building Products, LLC, may be deemed to beneficially own the shares of common stock owned by JLL Building Products, LLC. In addition, Mr. Levy is Managing Member of JLL Associates G.P. II, L.L.C., which controls JLL Partners Fund II, L.P., and of JLL Associates III, L.L.C., the general partner of JLL Partners Fund III, L.P., and, as a result, may be deemed to beneficially own all of the shares of common stock owned by JLL Building Products, LLC. Messrs. Frank, Milgrim, and Castaldi disclaim any beneficial ownership of our common stock.

(4)	The number of shares beneficially owned by each person or group as of February 7, 2005 includes shares of common stock that such person or group had the right to acquire on or within 60 days after February 7, 2005, including upon the exercise of options.

(5)	For each person and group included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group as described above by the sum of 251,482,040 shares of common stock outstanding on February 7, 2005 and the number of shares of common stock that such person or group had the right to acquire on or within 60 days of February 7, 2005, including upon the exercise of options.

(6)	Subject to dilution resulting from potential awards of common stock and exercise of options to acquire common stock under the 1998 Stock Incentive Plan, as amended.

(7)	Includes 8,518,149 shares of common stock issuable upon exercise of options exercisable within 60 days of February 7, 2005 under the Company’s 1998 Stock Incentive Plan, as amended.

(8)	Includes 3,501,580 shares of common stock issuable upon exercise of options exercisable within 60 days of February 7, 2005 under the Company’s 1998 Stock Incentive Plan, as amended.

(9)	Includes 1,832,927 shares of common stock issuable upon exercise of options exercisable within 60 days of February 7, 2005 under the Company’s 1998 Stock Incentive Plan, as amended.

(10)	Includes 2,935,345 shares of common stock issuable upon exercise of options exercisable within 60 days of February 7, 2005 under the Company’s 1998 Stock Incentive Plan, as amended.

(11)	Includes 160,334 shares of common stock issuable upon exercise of options exercisable within 60 days of February 7, 2005 under the Company’s 1998 Stock Incentive Plan, as amended.

Certain related party transactions

In February 2005, with a portion of the net proceeds of our offering of floating rate notes and our new senior secured credit facility, we paid a dividend to our stockholders and a compensation-based payment to all holders of our outstanding stock options (including vested and unvested options). Such payment to option holders was made in connection with the payment of such dividend, rather than making an adjustment to the exercise price or number of shares subject to such options. The aggregate dividend to stockholders was $201.2 million, and the aggregate payment to option holders was $35.8 million, which was treated as compensation expense.

In February 2004, we completed a recapitalization to refinance our indebtedness and pay a dividend to our stockholders in an aggregate amount equal to $139.6 million. In connection with such dividend, our board of directors exercised its discretion under the anti-dilution provisions of our employee stock plan to adjust the exercise price of stock options to reflect the change in the share value on the dividend date. This adjustment was made to the stock options held by our executive officers as well as other employees. Approximately $0.4 million was also paid to certain option holders whose exercise price could not be adjusted for the dividend.

JLL Partners, affiliates of which control JLL Building Products, LLC, the selling stockholder, is reimbursed by us for expenses it pays or incurs on our behalf or in connection with its investment in us. The amount reimbursed was approximately $300,000 in each of 2004 and 2003, and approximately $265,000 in 2002. In the ordinary course of business, we purchase windows from PGT Industries, Inc., a company controlled by affiliates of JLL Partners.

In connection with this offering, we will amend our registration rights agreement with JLL Building Products, LLC and some of our executive officers. See “Description of Capital Stock — Registration Rights.”

The Company loaned $50,000 to Mr. Horn to purchase shares of our common stock, under our 1998 Stock Incentive Plan, as amended, which loan, together with interest thereon, was repaid in full on February 25, 2004.

Description of capital stock

The following is a summary of the material terms of our capital stock. The following description of our capital stock is subject to, and qualified in its entirety by reference to, our amended and restated certificate of incorporation, amended and restated by-laws and other agreements, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable Delaware law.

GENERAL MATTERS

Our amended and restated certificate of incorporation, which will be filed with the State of Delaware and become effective immediately prior to the closing of this offering, provides that we are authorized to issue            shares of common stock, par value $0.01 per share, and            shares of undesignated preferred stock, par value $0.01 per share.

As of           , 2005, we had outstanding            shares of common stock, held by           stockholders of record. As of           , 2005, we had outstanding options to purchase            shares of our common stock.

COMMON STOCK

Shares of our common stock have the following rights, preferences and privileges:

•	Voting rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock present or represented by proxy.

•	Dividends. Holders of common stock are entitled to receive dividends as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends.

•	Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors, our remaining assets will be distributed ratably among the holders of shares of common stock on a per share basis.

•	Rights and preferences. Our common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

LISTING

We intend to apply to list our common stock on The Nasdaq National Market under the trading symbol “BLDR”.

PREFERRED STOCK

Our amended and restated certificate of incorporation provides that the board of directors has the authority, without action by the stockholders, to designate and issue up to                 shares of preferred stock in one or more classes or series and to fix for each class or series the powers, rights, preferences and privileges of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately after the closing of this offering. Any issuance of shares of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood

Description of capital stock

that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

In connection with this offering, we will amend our registration rights agreement with JLL Building Products, LLC and some of our executive officers. The agreement will provide that, upon the request of JLL Building Products, we will register under the Securities Act the shares of our common stock held by JLL Building Products for sale in accordance with its intended method of disposition, and will take other actions as are necessary to permit the sale of the shares in various jurisdictions. In addition, if we register any of our equity securities either for our own account or for the account of other security holders, JLL Building Products and such executive officers are entitled to notice of the registration and may include their shares in the registration, subject to certain customary underwriters’ “cut-back” provisions. All fees, costs and expenses of underwritten registrations will be borne by us, other than underwriting discounts and selling commissions, which will be borne by the stockholder selling its shares. Our obligation to register the shares and take other actions is subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered and the duration of these rights.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS

Our amended and restated certificate of incorporation and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless the takeover or change in control is approved by our board of directors. These provisions include the following:

Staggered Board of Directors. Our amended and restated certificate of incorporation provides for a staggered board of directors, divided into three classes, with our stockholders electing one class each year. Between stockholders’ meetings, the board of directors will be able to appoint new directors to fill vacancies or newly created directorships so that no more than the number of directors in any given class could be replaced each year and it would take three successive annual meetings to replace all directors.

Elimination of stockholder action through written consent. Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Elimination of the ability to call special meetings. Our amended and restated certificate of incorporation provides that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

Advance notice procedures for stockholder proposals. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

Description of capital stock

Removal of Directors; Board of Directors Vacancies. Our certificate of incorporation and by-laws provide that members of our board of directors may not be removed without cause. Our by-laws further provide that only our board of directors may fill vacant directorships, except in limited circumstances. These provisions would prevent a stockholder from gaining control of our board of directors by removing incumbent directors and filling the resulting vacancies with such stockholder’s own nominees.

The foregoing provisions of our amended and restated certificate of incorporation and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of the common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management. See “Risk Factors— Risks Related to the Offering— Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.”

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our amended and restated certificate of incorporation and by-laws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director derived an improper personal benefit; or

•	improper distributions to stockholders.

These provisions may not be held to be enforceable for violations of the federal securities laws of the United States.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is                     , and its telephone number is                     .

Description of certain indebtedness

The following is a summary of the material provisions of the agreements governing our material debt to be in effect upon the closing of this offering. The following is only a summary and it does not include all of the provisions of our material debt, copies of which have been filed as exhibits to our registration statement filed in connection with this offering and are available as set forth under “Where You Can Find More Information.”

SENIOR SECURED CREDIT FACILITY

On February 11, 2005, we entered into a new senior secured credit facility. with various lenders, UBS Securities LLC and Deutsche Bank Securities Inc., as Joint Arrangers, UBS AG, Stamford Branch, as Administrative Agent and Deutsche Bank Securities Inc., as Syndication Agent.

Structure. The new senior secured credit facilities consist of:

•	a new senior secured term loan facility of $225.0 million (the “Term Loan Facility”),

•	a new senior secured revolving credit facility of $110.0 million (the “Revolving Credit Facility”), and

•	a new pre-funded letter of credit facility of $15.0 million (the “Funded LC Facility”). Funds in an aggregate principal amount of $15.0 million have been deposited (the “Credit-linked Deposit”) by the lenders under the Funded LC Facility in an account (the “Credit-Linked Deposit Account”) held in the name of the Administrative Agent.

We may borrow, repay, and reborrow from the Revolving Credit Facility from time to time until the earlier of the maturity date thereof and the termination of the revolving loan commitment. The Funded LC Facility will be used solely in connection with general corporate purposes.

Maturity, Amortization, and Prepayment. The Term Loan Facility has a maturity of six and a half years and will amortize in consecutive equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the Term Loan Facility, with the balance payable on the maturity date. Unless terminated earlier, the Revolving Credit Facility has a maturity of five years. The Funded LC Facility has a maturity of six and a half years.

The new senior secured credit facilities are subject to mandatory prepayment with, in general, (i) 100% of the net proceeds of certain asset sales or other disposition of assets, subject to a 365-day reinvestment period and with exceptions to be agreed; (ii) 100% of the net cash proceeds from certain issuances of debt, with exceptions to be agreed; (iii) 100% of all casualty and condemnation proceeds in excess of amounts applied within 365 days of receipt to replace or restore any properties in respect of which such proceeds are paid; and (iv) 75% of the excess cash flow, subject to leverage-based stepdowns to be agreed. Any such prepayment is applied first to the Term Loan Facility, then to the Credit Linked Deposit and the proceeds thereof applied to cash-collateralize any outstanding Funded Letters of Credit to the extent such Funded Letters of Credit outstanding at the time exceed the Credit-Linked Deposit, and thereafter to the Revolving Credit Facility.

Interest and Fees. The term loans under the Term Loan Facility bear interest, at our option, at a rate equal to LIBOR plus 2.50% per annum or base rate plus 1.50% per annum. The loans under the Revolving Credit Facility initially bear interest, at our option, at a rate equal to LIBOR plus 2.50% per annum or base rate plus 1.50% per annum, and, beginning September 30, 2005, may decline to as much as 1.75% for LIBOR loans and 0.75% for base rate loans if certain leverage ratios are met. A commitment fee equal to 0.500% to 0.375% per annum (determined by our leverage) accrues on the undrawn portion of the Revolving Credit Facility and such fee is payable quarterly in arrears. We pay the lenders under the Funded LC Facility LIBOR plus 2.75% per annum minus UBS AG, Stamford Branch’s internal deposit

Description of certain indebtedness

rate, and such lenders will receive UBS AG, Stamford Branch’s internal deposit rate on the amounts in the Credit-Linked Deposit Account.

Guarantees. All of the obligations under the new senior secured credit facilities are guaranteed by all of our existing and future direct and indirect subsidiaries (collectively, the “Guarantors”), subject to exceptions for foreign subsidiaries to the extent such guarantees would be prohibited by applicable law or would result in adverse tax consequences.

Pledge and Security. The new senior secured credit facilities are secured by perfected first priority pledges of all of the equity interests of each of the Guarantors and perfected first priority security interests in and mortgages on all of our tangible and intangible assets and those of the Guarantors, except, in the case of the stock of a foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax consequences, and subject to such other exceptions as are agreed.

Covenants. The new senior secured credit facilities contain a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries to (i) dispose of assets; (ii) change our business; (iii) engage in mergers or consolidations; (iv) make certain acquisitions; (v) pay dividends or repurchase or redeem stock; (vi) incur indebtedness and issue preferred stock; (vii) make investments and loans; (viii) create liens; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) issue stock or stock options; (xii) amend or prepay other indebtedness; (xiii) modify or waive material documents; or (xiv) change our fiscal year. In addition, under the new senior secured credit facilities, we are required to comply with specified financial ratios and tests, including a minimum interest coverage ratio, a maximum leverage ratio, and maximum capital expenditures.

Events of Default. The new senior secured credit facilities contain customary events of default, including (i) nonpayment of principal or interest; (ii) false or misleading representations or warranties; (iii) noncompliance with covenants; (iv) insolvency and bankruptcy-related events; (v) judgments in excess of specified amounts; (vi) certain ERISA matters; (vii) actual or asserted invalidity of guarantees of the new senior secured credit facilities or impairment of security interests in collateral; (viii) invalidity or unenforceability of certain provisions of any loan document; and (ix) certain change of control events.

SECOND PRIORITY SENIOR SECURED FLOATING RATE NOTES

On February 11, 2005, we issued approximately $275.0 million in aggregate principal amount of our floating rate notes, all of which continue to be outstanding.

Maturity and Interest. The floating rate notes mature on February 15, 2012. Interest accrues at a rate of LIBOR plus 4.25%. The LIBOR rate is reset at the beginning of each quarter. Interest on the floating rate notes is payable quarterly in arrears on each February 15, May 15, August 15, and November 15, commencing on May 15, 2005.

Ranking. The floating rate notes are our senior secured obligations and rank equally in right of payment with all of our existing and future senior debt. The floating rate notes are effectively junior in right of payment to any of our indebtedness that is secured by first priority liens on the assets securing the floating rate notes, including our new senior secured credit facility, or secured by assets not securing the floating rate notes, and are junior in right of payment to all indebtedness of our future nonguarantor subsidiaries. The subsidiary guarantees are the senior secured obligations of our subsidiary guarantors and rank equal in right of payment with all of our subsidiary guarantors’ existing and future senior debt, but rank effectively junior in right of payment to the subsidiary guarantees of our new senior secured credit facility.

Guarantees. All of our existing subsidiaries jointly and severally guarantee the floating rate notes. Our future significant restricted domestic subsidiaries will also be required to guarantee the floating rate notes.

Description of certain indebtedness

Pledge and Security. The new floating rate notes are secured by perfected second priority pledges of all of the equity interests of each of the guarantors of the floating rate notes and perfected second priority security interests in and mortgages on all of our tangible and intangible assets and those of the guarantors, except, in the case of the stock of a foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax consequences, and subject to such other exceptions as are agreed.

Optional Redemption. At any time on or after February 15, 2007, we may redeem some or all of the floating rate notes at a redemption price equal to 100% of the principal amount thereof, plus a premium declining ratably to par, plus accrued and unpaid interest and liquidated damages, if any to the redemption dates.

At any time before February 15, 2007, we may redeem the floating rate notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the floating rate notes redeemed, plus a make-whole premium, accrued and unpaid interest, and liquidated damages, if any, to the redemption date.

At any time before February 15, 2007, we may redeem up to 35% of the aggregate principal amount of the floating rate notes with the proceeds of certain equity offerings, including this offering, so long as:

•	we pay holders of the floating rate notes a redemption price an amount equal to par plus the interest rate then in effect, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date;

•	at least 65% of the aggregate principal amount of the floating rate notes issued under the indenture, remains outstanding immediately after such redemption; and

•	we redeem the floating rate notes within 90 days of any such equity offering.

Covenants. The indenture governing the floating rate notes contains covenants that limit our ability and the ability of our restricted subsidiaries to, among other things: incur additional indebtedness; pay dividends or make other distributions on our capital stock or repurchase, repay or redeem our capital stock; make certain investments; incur liens; enter into certain types of transactions with affiliates; create restrictions on the payment of dividends or other amounts to us by our restricted subsidiaries; and sell all or substantially all of our assets or merge with or into other companies. These covenants are subject to a number of important exceptions and qualifications.

Change of Control Offer. If we experience a change of control, we may be required to offer to purchase the floating rate notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date.

Events of Default. The indenture contains customary events of default, including, but not limited to, (i) defaults in the payment of principal or interest, (ii) defaults in the compliance with the covenants contained in the indenture, (iii) cross defaults on debt in excess of $20.0 million, (iv) failure to pay more than $20.0 million of judgments that have not been stayed by appeal or otherwise, or (v) our bankruptcy or other insolvency events.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

SALE OF RESTRICTED SHARES AND LOCK-UP AGREEMENTS

Upon the closing of this offering, we will have                      outstanding shares of common stock based upon our shares outstanding as of                     , 2005, assuming no exercise of stock options.

Of these shares, the shares of common stock sold in this offering will be freely tradeable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act.

The remaining                      shares of common stock were issued and sold by us in private transactions, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. However, of these remaining shares of common stock, representing an aggregate of           % of our outstanding common stock after giving effect to this offering,                     are held by officers, directors, and existing security holders who are subject to lock-up agreements for a period of                      days after the date of this prospectus under which these holders have agreed not to sell or otherwise dispose of their shares of common stock. The representative of the underwriters may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements.

As of the date of this prospectus, up to                     of the remaining shares may be eligible for sale in the public market. Beginning 90 days after the date of this prospectus,                     of these remaining shares will be eligible for sale in the public market, although all but                      shares will be subject to certain volume limitations under Rule 144. As soon as practicable after the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our 1998 Stock Incentive Plan and agreements with our employees. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market.

RULE 144

In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders, and other factors.

Shares eligible for future sale

RULE 144(k)

Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

RULE 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Our 1998 Stock Incentive Plan provided for the issuance of                      shares pursuant to Rule 701. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. In addition, holders of Rule 701 shares who are subject to the lock-up agreements described in “— Sale of Restricted Shares and Lock-up Agreements” have agreed not to sell their shares for a period of       days after the date of this prospectus.

As of                     , 2005,                      shares of our outstanding common stock have been issued in reliance on Rule 701, including as a result of exercises of stock options, and an additional           shares are issuable upon exercise of outstanding stock options issued under our 1998 Stock Incentive Plan.

REGISTRATION RIGHTS

After the closing of this offering, JLL Building Products, LLC, which will hold approximately                      shares of our common stock, has the right, subject to various conditions and limitations, to cause us to register shares of our common stock held by it and to include its shares in registration statements relating to our securities. By exercising its registration rights and causing a large number of shares to be registered and sold in the public market, it could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See “Description of Capital Stock—Registration Rights.”

OPTIONS

In addition to the shares of common stock outstanding immediately after this offering, as of                     , 2005, there were outstanding options to purchase                      shares of our common stock. As soon as practicable after the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our 1998 Stock Incentive Plan and agreements with our employees. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions, and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of            days after the date of this prospectus without the prior written consent from us or our underwriters.

Material United States federal income tax considerations for non-U.S. holders

The following is a summary of the anticipated material United States federal income and estate tax consequences to a Non-U.S. Holder (as defined below) of the acquisition, ownership and disposition of our common stock under current United States federal tax law. This discussion does not address specific tax consequences that may be relevant to particular persons in light of their individual circumstances (including, for example, pass-through entities (e.g., partnerships) or persons who hold our common stock through pass-through entities, banks or financial institutions, broker-dealers, insurance companies, tax-exempt entities, common trust funds, pension plans, controlled foreign corporations, passive foreign investment companies, owners of more than 5% of our common stock, United States expatriates, dealers in securities or currencies, persons that have a functional currency other than the United States dollar and persons in special situations, such as those who hold our common stock as part of a straddle, hedge, conversion transaction, or other integrated investment), all of whom may be subject to tax rules that differ significantly from those summarized below. Unless otherwise stated, this discussion is limited to the tax consequences to those Non-U.S. Holders who are the original beneficial owners of our common stock and who hold such common stock as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). In addition, this discussion does not describe any tax consequences arising under the tax laws of any state, local or non-United States jurisdiction. This discussion is based upon the Code, the Treasury Department regulations (the “Treasury Regulations”) promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect.

Prospective purchasers of our common stock are urged to consult their tax advisors concerning the United States federal tax consequences to them of acquiring, owning and disposing of our common stock, as well as the application of state, local and non-United States tax laws.

As used herein, a “U.S. Person” is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership or other entity taxable as a corporation or partnership created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate that is subject to United States federal income taxation without regard to the source of its income or (iv) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that was in existence on August 20, 1996, was properly treated as a United States person under the Code on the previous day, and elected to continue to be so treated. A “Non-U.S. Holder” is a holder of our common stock who is not a U.S. Person.

If a partnership, or other entity or arrangement treated as a partnership for United States federal income tax purposes, holds our common stock, the tax treatment of each partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership that is a prospective investor should consult their tax advisors as to the particular United States federal tax consequences applicable to them.

Dividends

Dividends paid to a Non-U.S. Holder will generally be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where an income tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not, however, subject to the withholding tax, but are instead subject to United States federal income tax on a net income basis at applicable graduated

Material United States federal income tax considerations for non-U.S. holders individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder who wishes to claim the benefit of an applicable income tax treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where an income tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we either are or have been a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes at any time during the shorter of the five-year period preceding such sale or other disposition or the period that such Non-U.S. Holder held our common shares (the “Applicable Period”).

An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation is described in clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We do not believe that we have been, are currently or are likely to be a USRPHC. If we were to become a USRPHC, so long as our common stock is regularly traded on an established securities market and continues to be traded, you would be subject to federal income tax on any gain from the sale or other disposition of shares of common stock only if you actually or constructively owned, during the Applicable Period, more than 5% of the class of stock that includes such shares.

Federal Estate Tax

Common stock held by an individual Non-U.S. Holder at the time of death will generally be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was

Material United States federal income tax considerations for non-U.S. holders required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. A Non-U.S. Holder will be subject to backup withholding on dividends paid to such holder unless applicable certification requirements are met.

If common stock is sold by a Non-U.S. Holder outside the United States and conducted through a non-United States related financial institution or broker, backup withholding and information reporting generally would not apply. Information reporting and, depending on the circumstances, backup withholding, generally would apply to the proceeds of a sale of common stock within the United States or conducted through a United States related financial institution or broker unless the beneficial owner certifies under penalties of perjury that it is not a U.S. Person (and the payer does not have actual knowledge or reason to know that the beneficial owner is a U.S. Person) or the owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s United States federal income tax liability provided the required information is furnished to the IRS.

Underwriting

We and the selling stockholder are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Deutsche Bank Securities Inc. are the representatives of the underwriters. UBS Securities LLC and Deutsche Bank Securities Inc. are the joint book-running managers of this offering. We and the selling stockholder have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares

UBS Securities LLC
Deutsche Bank Securities Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock and the common stock of the selling stockholder is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We and the selling stockholder have granted the underwriters an option to buy up to an aggregate of                     additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $          per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

Underwriting

We have agreed to pay the offering expenses of the selling stockholder. The selling stockholder will pay the underwriting discounts and commissions applicable to the shares that they sell. The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                      shares from us and an additional                      shares from the selling stockholder.

	Paid by us		Paid by selling stockholder		Total

	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise

Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $          .

NO SALES OF SIMILAR SECURITIES

We and each of our directors, executive officers and the selling stockholder have entered into lock-up agreements with the underwriters. Under these lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written consent of UBS Securities LLC, sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or warrants or other rights to purchase our common stock. These restrictions will be in effect for a period of       days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release some or all of the affected securities from these lock-up agreements.

In the event that we issue an earnings release or a material news event relating to us occurs 15 calendar days plus three business days prior to or within 15 days after the expiration of the      -day period, the restrictions imposed on us, our executive officers, directors and the selling stockholder will continue to apply for 15 calendar days plus three business days after such earnings release is issued or such material news event occurs.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ NATIONAL MARKET QUOTATION

We intend to apply to have our shares of common stock approved for quotation on The Nasdaq National Market under the symbol “BLDR.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

Underwriting

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects and the history and the prospects for the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, public traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Underwriting

AFFILIATIONS

Certain of the underwriters and their affiliates in the past have provided and may provide from time to time certain commercial banking, financial advisory, investment banking and other services for us for which they will be entitled to receive separate fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business. Each underwriter, or one of its affiliates, is a lender under our $110.0 million revolving credit facility and our $225.0 million term loan. At the date of this prospectus, the aggregate commitments of the underwriters and underwriters’ affiliates, as applicable, totaled approximately $      million, or      %, of the revolving credit facility commitments and approximately $      million, or      %, of the term loan commitments. The Company intends to use a portion of the net proceeds of this offering to repay outstanding indebtedness, which may include a portion of the outstanding principal, together with accrued and unpaid interest, under the term loan facility. The entire $225.0 million principal amount of the term loan is currently outstanding and is expected to be outstanding immediately prior to payment with the proceeds of this offering. At the date of this prospectus, there were $           of outstanding borrowings under the revolving credit facility. The lenders under these credit facilities may transfer their commitments, subject to certain conditions, so the individual and aggregate commitments at the time of payoff could also vary from the amounts set forth above. On February 8, 2005, UBS Securities LLC and Deutsche Bank Securities Inc. acted as initial purchasers in connection with the issuance of $275.0 million of our second priority senior secured floating rate notes due 2012.

Legal matters

The validity of the common stock offered hereby and certain legal matters in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters in connection with the offering will be passed upon for the initial purchasers by Latham & Watkins LLP, Los Angeles, California.

Experts

The financial statements as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the common stock being sold in this offering, you should refer to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any agreement, or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such agreement, or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities and Exchange Act of 1934, as amended, and, as a result, we will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these reports and information may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports and other information regarding registrants, such as us, that file electronically with the SEC. The address of this web site is http://www.sec.gov. The other information we file with the SEC is not part of the registration statement of which this prospectus forms a part.

Index to consolidated financial statements

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations for the years ended December 31, 2003,
2002, and 2001	F-3
Consolidated Balance Sheets at December 31, 2003 and 2002	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2003,
2002, and 2001	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the years ended
December 31, 2003, 2002, and 2001	F-6
Notes to Consolidated Financial Statements	F-7
Interim Condensed Consolidated Financial Statements (Unaudited)
Unaudited Condensed Consolidated Statements of Operations for the Nine-Months Ended
September 30, 2004 and 2003	F-29
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003	F-30
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine-Months Ended
September 30, 2004 and 2003	F-31
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the
Nine-Months Ended September 30, 2004	F-32
Notes to Condensed Consolidated Financial Statements	F-33

Report of Independent Registered Public Accounting Firm

To the Shareholders of Builders FirstSource, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Builders FirstSource, Inc. and its subsidiaries (the “Company”) at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 4 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” in 2002.

/s/ PRICEWATERHOUSECOOPERS LLP

Dallas, Texas
March 30, 2004, except for Note 19,
as to which the date is February 8, 2005

Builders FirstSource, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2003	2002	2001

	(in thousands, except per share amounts)
Sales	$1,675,093	$1,500,006	$1,513,545
Cost of sales	1,301,728	1,155,369	1,150,233

Gross margin	373,365	344,637	363,312
Selling, general and administrative expenses	326,419	307,317	323,741
Facility closure costs	1,171	750	8,288

Income from operations	45,775	36,570	31,283
Other expense, net	620	2,220	4,067
Interest expense	11,124	12,055	20,581

Income from continuing operations before income taxes	34,031	22,295	6,635
Income tax expense	13,048	8,955	2,609

Income from continuing operations	20,983	13,340	4,026
Loss from discontinued operations (net of income tax benefit of $2,058, $1,605 and $1,331 in 2003, 2002 and 2001, respectively)	(3,822)	(2,980)	(2,120)
Cumulative effect of change in accounting principle (net of income tax benefit of $3,556)	—	(19,504)	—

Net income (loss)	$17,161	$(9,144)	$1,906

Basic and diluted net income (loss) per share
Income from continuing operations	$0.08	$0.05	$0.02
Loss from discontinued operations	(0.01)	(0.01)	(0.01)
Cumulative effect of change in accounting principle	—	(0.08)	—

Net income (loss)	$0.07	$(0.04)	$0.01

Weighted average common shares outstanding
Basic	252,040	253,629	255,320

Diluted	252,519	254,108	256,816

The accompanying notes are an integral part of these consolidated financial statements.

Builders FirstSource, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	(in thousands, except
	per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$5,585	$2,248
Accounts receivable	214,855	72,291
Retained interest in transferred receivables	—	63,397
Inventories	125,152	108,289
Other current assets	8,261	8,761
Deferred income taxes	13,820	11,002

Total current assets	367,673	265,988
Property, plant and equipment, net	89,399	102,741
Goodwill	163,030	162,080
Other intangible assets, net	214	795
Other assets, net	5,845	3,581

Total assets	$626,161	$535,185

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$65,778	$63,590
Accrued liabilities	47,850	40,405
Book overdrafts	24,800	4,316
Current maturities of long-term debt	1,731	29,486

Total current liabilities	140,159	137,797
Long-term debt, net of current maturities	166,802	100,220
Deferred income taxes	9,369	3,698
Other long-term liabilities	8,200	7,568

	324,530	249,283
Commitments and contingencies (Note 16)
Shareholders’ equity:
Common stock, $.01 par value, 300,000 shares authorized; 251,558 and 253,004 issued and outstanding at December 31, 2003 and 2002, respectively	2,516	2,530
Additional paid-in capital	249,765	251,196
Stock purchase loans receivable	(196)	(209)
Retained earnings	49,546	32,385

Total shareholders’ equity	301,631	285,902

Total liabilities and shareholders’ equity	$626,161	$535,185

The accompanying notes are an integral part of these consolidated financial statements.

Builders FirstSource, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2003	2002	2001

	(in thousands)
Cash flows from operating activities:
Net income (loss)	$17,161	$(9,144)	$1,906
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	19,579	20,002	24,543
Amortization of deferred loan costs	1,954	2,065	2,071
Non-cash facility closure costs	871	—	8,146
Deferred income taxes	2,853	425	(7,437)
Cumulative effect of change in accounting principle, net of tax	—	19,504	—
Bad debt expense	2,361	2,032	2,491
Non-cash loss from discontinued operations	3,598	1,661	1,750
Net gain on sales of assets	(975)	(1,609)	(187)
Changes in assets and liabilities, net of effects from acquired companies:
Accounts receivable	(143,630)	16,964	2,672
Retained interest in transferred accounts receivable	63,397	(34,409)	23,981
Inventories	(16,639)	14,830	9,757
Other current assets	628	68	9,114
Other assets and liabilities	492	1,789	(18)
Accounts payable	1,109	10,515	2,355
Accrued liabilities	7,079	3,837	(3,105)

Net cash (used in) provided by operating activities	(40,162)	48,530	78,039

Cash flows from investing activities:
Purchases of property, plant and equipment	(15,592)	(15,061)	(22,491)
Proceeds from sale of property, plant and equipment	7,115	6,401	15,952
Proceeds from sale of discontinued operation	—	—	5,593
Acquisitions, net of cash acquired	(4,563)	(1,651)	(1,212)

Net cash used in investing activities	(13,040)	(10,311)	(2,158)

Cash flows from financing activities:
Net borrowings (payments) under revolving credit facilities	61,400	(9,800)	17,300
Payments on long-term debt and other loans	(22,573)	(14,504)	(87,119)
Deferred loan costs	(1,340)	—	—
Issuance of common stock	—	—	222
Exercise of stock options	6	10	1
Repurchase of common stock	(1,451)	(1,805)	(2,677)
Collection of stock purchase loans	13	98	31
Book overdrafts	20,484	(13,279)	(2,676)

Net cash provided by (used in) financing activities	56,539	(39,280)	(74,918)

Net (decrease) increase in cash and cash equivalents	3,337	(1,061)	963
Cash and cash equivalents at beginning of period	2,248	3,309	2,346

Cash and cash equivalents at end of period	$5,585	$2,248	$3,309

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$9,445	$11,644	$17,596

Income taxes	$9,941	$6,268	$5,225

The accompanying notes are an integral part of these consolidated financial statements.

Builders FirstSource, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Stock
	Common stock		Additional	purchase
			Paid-In	loans	Retained
	Shares	Amount	Capital	receivable	earnings	Total

	(in thousands, except share amounts)
Balance at December 31, 2000	256,204,523	$2,562	$254,413	$(338)	$39,623	$296,260
Issuance of common stock	221,557	2	220	—	—	222
Exercise of stock options	2,973	—	1	—	—	1
Repurchase of common stock	(2,654,611)	(27)	(2,650)	—	—	(2,677)
Collection of stock purchase loans	—	—	—	31	—	31
Net income	—	—	—	—	1,906	1,906

Balance at December 31, 2001	253,774,442	$2,537	$251,984	$(307)	$41,529	$295,743
Issuance of common stock	1,000,000	10	990	—	—	1,000
Exercise of stock options	34,895	1	9	—	—	10
Repurchase of common stock	(1,805,179)	(18)	(1,787)	—	—	(1,805)
Collection of stock purchase loans	—	—	—	98	—	98
Net loss	—	—	—	—	(9,144)	(9,144)

Balance at December 31, 2002	253,004,158	$2,530	$251,196	$(209)	$32,385	$285,902
Exercise of stock options	6,000	—	6	—	—	6
Repurchase of common stock	(1,451,684)	(14)	(1,437)	—	—	(1,451)
Collection of stock purchase loans	—	—	—	13	—	13
Net income	—	—	—	—	17,161	17,161

Balance at December 31, 2003	251,558,474	$2,516	$249,765	$(196)	$49,546	$301,631

The accompanying notes are an integral part of these consolidated financial statements.

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS

Builders FirstSource, Inc. and subsidiaries (the “Company”) is a leading provider of manufactured components, building materials and construction services to professional homebuilders and contractors in the United States. The Company was formed through an agreement between JLL Partners, Inc. and certain members of the existing management team. Affiliates of JLL Partners, Inc. control JLL Building Products, LLC, which currently owns 94.6% of the Company’s outstanding common stock. The Company’s manufactured products include trusses, wall panels, custom millwork, pre-hung doors and windows, and stairs. Construction services include turn-key framing, product installation, and project management for builders. At December 31, 2003, the Company had 63 distribution centers and 42 manufacturing operations generally in co-located facilities in Florida, Georgia, Kentucky, Maryland, North Carolina, New Jersey, Ohio, South Carolina, Tennessee, Texas and Virginia.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements present the results of operations, financial position, and cash flows of Builders FirstSource, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Estimates are used when accounting for items such as revenue, vendor rebates, allowance for returns, discounts and doubtful accounts, employee compensation programs, depreciation and amortization periods, taxes, inventory values, insurance programs, goodwill, other intangible assets and long-lived assets.

Sales Recognition

The Company recognizes sales of building products upon delivery to the customer. For contracts with service elements, sales are generally recognized on the completed contract method as these contracts are usually completed within 30 days. Contract costs include all direct material and labor, equipment costs and those indirect costs related to contract performance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses are determined. Prepayments for materials or services are deferred until such materials have been delivered or services have been provided.

All sales recognized are net of allowances for discounts and estimated returns, based on historical experience.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Financial Instruments

The Company uses financial instruments in its normal course of business as a tool to manage its assets and liabilities. The Company does not hold or issue financial instruments for trading purposes.

The carrying amounts of the Company’s financial instruments, including accounts receivable and accounts payable approximate fair value due to their short-term nature. Based on the variability of interest rates, management believes the carrying value of long-term debt approximates fair value at December 31, 2003.

Accounts Receivable

The Company extends credit to qualified professional homebuilders and contractors, generally on a non-collateralized basis. The allowance for doubtful accounts is based on management’s assessment of the amount which may become uncollectible in the future and is estimated using specific review of problem accounts, overall portfolio quality, current economic conditions that may affect the borrower’s ability to pay, and historical experience. Accounts receivable are written off when deemed uncollectible.

The Company previously provided financing for construction projects through a builder finance program inherited from a company acquired in 2000. This program was offered to a select group of customers in a single market. The notes receivable bear interest at rates ranging from prime plus 1% to 10.5%, generally mature within one year and are secured by a first mortgage. As of December 31, 2003 and 2002, the outstanding balances aggregated $1.1 million and $2.4 million, respectively, and are included in accounts receivable in the accompanying consolidated balance sheets. This program was discontinued during 2002. See Note 5 for a discussion of the Company’s accounts receivable securitization agreement which expired in 2003.

Accounts receivable consist of the following at December 31:

	2003	2002

	(in thousands)
Trade receivables	$210,488	$65,096
Other	10,105	9,445

	220,593	74,541
Less allowance for returns and doubtful accounts	5,738	2,250

	$214,855	$72,291

Inventories

Inventories consist principally of materials purchased for resale, including lumber, sheet goods, windows, doors and millwork, and certain manufactured products and are stated at the lower of cost or market. Cost is determined using the weighted average method, the use of which approximates the first-in, first-out method. The Company accrues for shrink based on the actual historical shrink results of the Company’s most recent physical inventories adjusted, if necessary, for current economic conditions. These estimates are compared with actual results as physical inventory counts are taken and reconciled to the general ledger.

The Company’s arrangements with vendors provide for rebates of a specified amount of consideration, payable when certain measures, generally related to a stipulated level of purchases, have been achieved. The Company accounts for estimated rebates as a reduction of the prices of the vendor’s inventory until the product is sold, at which time, such rebates reduce cost of sales in the accompanying consolidated statements of operations. Throughout the year, the Company estimates the amount of the rebates based

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

upon the expected level of purchases. The Company continually revises these estimates based on actual purchase levels.

Shipping and Handling Costs

Handling costs incurred in manufacturing activities are included in cost of sales. All other shipping and handling costs are included in selling, general and administrative expenses on the accompanying consolidated statements of operations and aggregated $73.2 million, $65.5 million and $65.6 million in 2003, 2002 and 2001, respectively.

Income Taxes

The Company accounts for income taxes utilizing the liability method described in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Deferred income taxes are recorded to reflect consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which differences are expected to affect taxable earnings. The Company records a valuation allowance to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Warranty Expense

The Company has warranty obligations with respect to most manufactured products, however, the liability for the warranty obligations is not significant as a result of third party inspection and acceptance processes.

Deferred Loan Costs

Loan costs are capitalized upon the issuance of long-term debt and amortized over the life of the related debt using the effective interest rate method for the Company’s term notes and the straight-line method for the Company’s revolving credit facility. Amortization of deferred loan costs is included in interest expense.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The estimated lives of the various classes of assets are as follows:

Buildings and improvements	15 to 40 years
Machinery and equipment	3 to 10 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	The lesser of the life of the lease or asset

Major additions and improvements are capitalized, while maintenance and repairs that do not extend the useful life of the property are charged to expense as incurred. Gains or losses from dispositions of property, plant and equipment are recorded in the period incurred.

The Company periodically evaluates the commercial and strategic operation of the land and related buildings and improvements of its facilities. In connection with these evaluations, facilities may be consolidated, and others sold or leased. The Company recorded net gains of $1.0 million, $1.6 million and $0.2 million in 2003, 2002 and 2001, respectively, principally from the sale of real estate. These gains

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

are recorded as a reduction of selling, general and administrative expenses in the accompanying consolidated statements of operations.

The Company capitalizes certain costs of computer software developed or obtained for internal use, including interest, provided that those costs are not research and development, and certain other criteria are met pursuant to Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. The net carrying value of internal use software costs was $2.3 million and $2.5 million as of December 31, 2003 and 2002, respectively. These costs are included in furniture and fixtures in Note 10 and are amortized on a straight-line basis over a period of 3 to 5 years.

Long-Lived Assets

The Company evaluates its long-lived assets, other than goodwill, for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on management’s estimate of undiscounted future cash flows before interest attributable to the assets as compared to the net carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets based on estimated discounted future cash flows and recording a provision for loss if the carrying value is greater than estimated fair value. The net carrying value of assets identified to be disposed of in the future is compared to their estimated fair value, generally the quoted market price obtained from an independent third-party, less the cost to sell to determine if an impairment is required. Until the assets are disposed of, an estimate of the fair value is redetermined when related events or circumstances change.

Insurance

The Company has established insurance programs to cover certain insurable risks consisting primarily of physical loss to property, business interruptions resulting from such loss, workers’ compensation, employee healthcare, comprehensive general and auto liability. Third party insurance coverage is obtained for exposures above predetermined deductibles as well as those risks required to be insured by law or contract. Provisions for losses are developed from valuations that rely upon the Company’s past claims experience, which considers both the frequency and settlement of claims. The Company discounts its workers’ compensation liability based upon estimated future payment streams at its risk-free rate.

Net Income (Loss) Per Common Share

Net income (loss) per common share is calculated in accordance with SFAS No. 128, “Earnings per Share,” which requires the presentation of basic and dilutive earnings per share. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Dilutive earnings per share is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents. Weighted average shares outstanding have been adjusted for common shares underlying options of 0.5 million, 0.5 million and 0.5 million for the periods ended December 31, 2003, 2002 and 2001, respectively and for contingently issuable shares of 1.0 million for the period ended December 31, 2001. Options to purchase 29.4 million, 28.7 million and 29.0 million shares of common stock outstanding at December 31, 2003, 2002 and 2001, respectively, were not included in the computation of diluted earnings per share because their effect would not be dilutive.

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Goodwill and other intangible assets

Intangibles subject to amortization

The Company recognizes an acquired intangible apart from goodwill whenever the intangible arises from contractual or other legal rights, or whenever it can be separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, either individually or in combination with a related contract, asset, or liability. Impairment losses are recognized if the carrying value of an intangible subject to amortization is not recoverable from expected future cash flows and its carrying amount exceeds its estimated fair value.

Goodwill and intangibles with indefinite lives

The Company recognizes goodwill as the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. Prior to January 1, 2002, goodwill was amortized over periods of up to 40 years. Beginning January 1, 2002 and pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized. Goodwill is tested for impairment on an annual basis and between annual tests whenever an impairment is indicated. This annual test takes place in the fourth quarter of each year. Impairment losses are recognized whenever the implied fair value of goodwill is less than its carrying value. Beginning January 1, 2002, intangibles with indefinite lives are no longer amortized. They are tested for impairment by comparing their carrying value to fair value annually or whenever an impairment is indicated. Impairment losses are recognized whenever the estimated fair value is less than the carrying value. At December 31, 2003, the Company had no indefinite lived intangibles.

The following reflects adjustments that would be made to net income and earnings per share for the year ending December 31, 2001, if the non-amortization provisions of SFAS No. 142 had been adopted as of January 1, 2001 (in thousands, except per share amounts):

Reported net income	$1,906
Add back: Goodwill amortization, net of tax	4,500

Adjusted net income	$6,406

Basic and diluted earnings per share:
Reported net income	$0.01
Goodwill amortization, net of tax	0.02

Adjusted net income	$0.03

Stock compensation

The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for employee stock-based compensation costs related to its stock incentive plan (see Note 14). APB 25 is an intrinsic value approach for measuring stock-based compensation costs. SFAS No. 123, “Accounting for Stock-Based Compensation,” is a fair value approach for measuring stock-based compensation costs.

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Had the compensation cost for the Company’s stock-based compensation been determined in accordance with SFAS No. 123, the Company’s net income (loss) and net income (loss) per share for 2003, 2002 and 2001 would approximate the pro forma amounts below:

	2003	2002	2001

	(in thousands, except per share amounts)
Reported net income (loss)	$17,161	$(9,144)	$1,906
Deduct: Total stock-based employee compensation expense determined under minimum value methods for all awards, net of related tax effects	(877)	(872)	(854)

Pro forma net income (loss)	$16,284	$(10,016)	$1,052

Basic and diluted earnings per share— as reported	$0.07	$(0.04)	$0.01
Basic and diluted earnings per share— pro forma	$0.06	$(0.04)	$0.00

The effects of applying SFAS No. 123 in this pro forma disclosure may not be indicative of future results.

Recently issued accounting pronouncements

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. The Company early adopted the provisions of this statement effective January 1, 2001.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that guarantors recognize, at the inception of the guarantee, a liability for the fair value of the guarantee. In addition, FIN 45 clarifies the disclosures required of guarantors for certain guarantees that it has issued. The recognition and measurement criteria of this interpretation are to be applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, which was further revised in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 also requires disclosure of significant variable interests in variable interest entities for which a company is not the primary beneficiary. The Company is required to apply the revised provisions of FIN 46 beginning in fiscal 2004 for interests in an entity subject to this Interpretation created after December 31, 2003, and in 2005 for interests in all entities subject to this Interpretation. The application of the revised Interpretation is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In March 2003, the consensus of Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor,” was published. EITF Issue No. 02-16 addresses how a reseller of a vendor’s products should account for cash consideration received from a vendor. The provisions of EITF Issue No. 02-16 were effective for new arrangements transacted after December 31, 2002. The Company’s adoption of EITF No. 02-16 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In March 2003, the consensus of EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” was published. EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, EITF Issue No. 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The provisions of EITF Issue No. 00-21 are effective for fiscal periods beginning after June 15, 2003. The Company’s adoption of EITF Issue No. 00-21 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial arrangements with characteristics of both liabilities and equity. It requires that an issuer classify a financial arrangement that is within its scope as a liability (or an asset in some circumstances). The provisions of this statement were effective for financial arrangements entered into or modified after May 31, 2003, and otherwise were effective at the beginning of the first interim period beginning after June 15, 2003. Certain provisions of this statement have been deferred for an indefinite period. The Company continues to monitor FASB deliberations on SFAS No. 150 to determine the ultimate impact on the Company’s financial position, results of operations and cash flows.

Reclassifications

Prior year amounts have been reclassified to conform to the current year presentation.

3.	GOODWILL AND COVENANTS NOT TO COMPETE

Goodwill

The changes in the net carrying amount of goodwill for the years ended December 31, 2003 and 2002 are as follows (in thousands):

Balance at January 1, 2002	$182,489
Acquisitions and other purchase price adjustments	1,651
Contingent consideration adjustments(3)	1,000
Impairment losses(1)	(23,060)

Balance at December 31, 2002	162,080
Acquisitions and other purchase price adjustments	2,131
Impairment on discontinued operations(2)	(1,181)

Balance at December 31, 2003	$163,030

(1)	See Note 4 related to the transitional impairment analysis.

(2)	See Note 9 related to discontinued operations.

(3)	See Note 8 related to acquisitions.

Covenants not to Compete

Intangible assets subject to amortization consist of covenants not to compete which are amortized over the life of the non-compete agreement, which is generally three years. The changes in the net carrying amount

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

of covenants not to compete for the years ended December 31, 2003 and 2002 are as follows (in thousands):

			Net
	Carrying	Accumulated	carrying
	amount	amortization	amount

Balance at January 1, 2002	$5,030	$(2,995)	$2,035
Covenants Not to Compete	332	—	332
Amortization	—	(1,572)	(1,572)

Balance at December 31, 2002	5,362	(4,567)	795
Covenants Not to Compete	237	—	237
Amortization	—	(818)	(818)

Balance at December 31, 2003	$5,599	$(5,385)	$214

Estimated intangible amortization expense is $0.1 million for both 2004 and 2005.

4.	CHANGE IN ACCOUNTING PRINCIPLE

The Company adopted SFAS No. 142 in January 2002. This standard required the Company to complete a transitional impairment analysis of its recorded goodwill and indefinite lived intangible assets and to record any impairment charge as a change in accounting principle. This analysis is a two-step process. The first step requires a comparison of the book value of net assets to the fair value of the related operations. If the book value exceeds the fair value, the second step of the test is performed. The second step requires that the Company determine an estimate of the implied fair value of goodwill and compare the estimated implied fair value to the book value of the related goodwill. The amount of goodwill impairment, if any, would be the difference between the book value and the estimated implied fair value of the related goodwill, as determined by the application of the second step of the impairment test.

The impairment analysis of goodwill is performed on a market-by-market basis. The Company performed its transitional impairment analysis as of January 1, 2002. As a result of the required change in methodology used to evaluate goodwill for impairment and performing the two-step test required by SFAS No. 142, the Company determined that its goodwill balance for certain reporting units was impaired resulting in a charge of $23.1 million. The impairment charge has been recorded as a cumulative effect of a change in accounting principle, net of tax, in the Company’s consolidated statements of operations for 2002.

The Company’s reporting units that were determined to be impaired generated cash flows that have not met Company expectations and management does not anticipate cash flows in the future that would support an implied fair value of goodwill greater than its adjusted carrying value. Possible reasons for the short-falls include increased competition, a reduction in residential home building within the geographic markets that these reporting units serve, or management issues. In the case of each reporting unit, fair value was estimated using the expected present value of future cash flows.

5.	SECURITIZATION OF TRADE RECEIVABLES

Prior to September 2003, the Company and certain of its subsidiaries sold on a non-recourse basis a pool of trade receivables to a wholly owned bankruptcy-remote special purpose funding subsidiary (the “Funding Subsidiary”) of the Company. The Funding Subsidiary, in turn, sold the trade receivables to a securitization company. The agreement with the securitization company expired August 28, 2003 (the

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

“Expiration Date”) and the Funding Subsidiary was dissolved. Prior to the Expiration Date, trade receivables sold to the securitization company were not reflected on the Company’s consolidated balance sheets and any receivables not sold to the securitization company were recorded as retained interest in the receivables portfolio of the Funding Subsidiary. The net carrying value of the retained interest as of December 31, 2002 approximated fair value and is classified as a current asset.

The Company recognized losses on the accounts receivable sold to the securitization company based on the fair value of the receivables sold. The fair value of the retained interest was determined after considering such factors as loss history, payment discounts, weighted average life and product returns. From the inception of the securitization to the Expiration Date, there were no substantive changes in the Company’s key measurement and valuation assumptions. Pre-tax losses on these sales, net of servicing fee, totaled $0.6 million, $2.2 million and $4.1 million in 2003, 2002 and 2001, respectively, and were recorded in other expense, net in the accompanying consolidated statements of operations.

During the tenure of the securitization, the Company received an annual servicing fee of 0.5% of the securitized account receivables, which amount is recorded in other expense, net in the accompanying consolidated statements of operations. The Company recognized no servicing asset or liability because the servicing fee represented adequate compensation for the services performed.

The following table summarizes certain cash flows received from the securitization vehicle during the years ended December 31:

Cash flow information:

	2003	2002	2001

	(in thousands)
Proceeds from new securitizations	$69,000	$49,000	$70,000
Cash flows received on retained interests	332,738	419,126	349,562
Proceeds from collections reinvested in revolving securitizations	534,927	958,667	982,050

Managed Portfolio Data:

The table below presents information about year-end securitized receivables and other financial assets managed together with them. In addition, the table below summarizes information regarding delinquencies at the end of the period and net credit losses during 2002.

December 31,
2002

(in thousands)
Securitized balances	$35,000
Retained interest in transferred accounts receivable	63,397
Owned receivables, net	62,846

Managed receivables	$161,243

	For the year ended			As of
	December 31,			December 31,

	2003	2002	2001	2003	2002

	(in thousands)
Net charge-offs of managed receivables	$1,905	$4,361	$2,339	n/a	n/a
Delinquency rate at year end	n/a	n/a	n/a	5.7%	6.0%

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	SALE-LEASEBACK OF REAL ESTATE

During 2001, the Company sold certain distribution and manufacturing properties for $12.6 million. These properties were leased back from an unaffiliated third party for a period of 15 years, with two ten-year option renewal periods at fair market value. The resulting lease, which does not contain any purchase options or residual value guarantees, is being accounted for as an operating lease. The Company incurred a $108,000 loss as a result of the transaction, which was recognized in selling, general and administrative expenses in the accompanying consolidated statements of operations. Future minimum lease commitments of these operating leases are included in the summary of the Company’s operating leases in Note 16.

7.	FACILITY CLOSURE COSTS

During 2003, the Company developed and executed a plan to close a facility in Texas and one in South Carolina due to the locations being unable to sustain a consistent level of profitability. In conjunction with the plan, the Company began disposing of assets, severing employees, and pursuing sale of the related real estate. The Company completed the exit plan prior to December 31, 2003. During 2003, the Company recognized approximately $0.5 million in expenses related to the facility closure, including termination benefits to severed employees and adjustments to reflect certain asset balances at net realizable value. The Company also recorded an impairment charge of approximately $0.6 million to adjust the carrying value of the real estate related to these operations to its estimated fair value, less reasonable direct selling costs. The estimated fair value was determined based on a quoted market price as estimated by an independent third party. At December 31, 2003, the Company classified the carrying value of the real estate of $1.4 million as held for sale and is included as a component of other assets, net in the accompanying consolidated balance sheets.

During 2001, the Company developed and executed a plan to close various facilities in Texas, South Carolina, North Carolina, and Tennessee. The facility closures were partially due to the Company consolidating locations from separate acquisitions within certain markets in an attempt to achieve economies of scale. The facility closures were also due to certain locations not being able to achieve the desired levels of profitability. In conjunction with the plan, the Company began disposing of assets, severing employees, and exiting the facilities. The Company completed the exit plan on three facilities prior to December 31, 2001. The exit plans for the remaining three facilities were completed by December 31, 2002. During 2001, the Company recognized approximately $4.5 million in expenses related to the facility closure, including the present value of future minimum rental payments, termination benefits to severed employees, and adjustments to reflect certain asset balances at net realizable value. The Company also recognized an impairment charge of $3.7 million to adjust the carrying value of goodwill pertaining to these operations. During 2002, the Company recorded $0.8 million in expenses related to the final stages of the exit plan.

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Facility closure costs on the accompanying consolidated statements of operations, consisted of the following:

	For the year ended

	2003	2002	2001

	(in thousands)
Facility and other exit costs, net of estimated sub-lease rental income	$43	$491	$2,683
Employee severance and termination benefits	193	135	387
Write-down of assets to net realizable value	899	73	1,254
Goodwill impairment	—	—	3,747
Other	36	51	217

Total costs related to facility closures	$1,171	$750	$8,288

An analysis of the Company’s facility closure reserves for the periods reflected is as follows:

	December 31,			December 31,			December 31,
	2001	Additions	Payments	2002	Additions	Payments	2003

	(in thousands)
Facility and other exit costs, net of estimated sub-lease rental income	$4,496	$491	$(1,203)	$3,784	$43	$(562)	$3,265
Employee severance and termination benefits	259	135	(394)	—	193	(126)	67
Other	486	124	(309)	301	36	(337)	—

Total facility closure reserve	$5,241	$750	$(1,906)	$4,085	$272	$(1,025)	$3,332

The facility and other exit cost reserves of $3.3 million at December 31, 2003, of which $2.3 million is recorded as other long-term liabilities, are primarily related to future minimum lease payments on vacated facilities.

8.	ACQUISITIONS

During 2003, 2002, and 2001, the Company acquired various businesses that provide building materials and services primarily to professional contractors and residential builders in the United States. The aggregate purchase price (including final working capital adjustments), consisting of cash consideration, for these businesses approximated $4.6 million, $1.7 million, and $1.2 million in 2003, 2002, and 2001, respectively. Of these amounts, $2.1 million and $1.7 million were allocated to goodwill and intangible assets in 2003 and 2002, respectively, based on the preliminary allocation of the purchase price. During 2002, the Company also paid approximately $1.0 million of contingent consideration related to a prior acquisition. The contingent consideration was based on the achievement of specified earnings targets by the acquired business as stipulated in the original purchase agreement and was paid through the issuance of the Company’s common stock. The amount paid was recorded as goodwill as it was considered to be additional costs of the acquired business.

These acquisitions have been accounted for by the purchase method, and accordingly the results of operations of each have been included in the Company’s consolidated financial statements from the respective dates of acquisition. Under this method, the consideration was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. Any excess of the purchase price over the estimated fair value of the net assets acquired and liabilities assumed was recorded

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

as goodwill. Pro forma results of operations have not been presented due to the immateriality of the acquisitions.

9.	DISCONTINUED OPERATIONS

Colorado Operations

During 2002 and 2001, the Company closed two facilities in Colorado as part of a location consolidation in attempt to achieve certain economies of scale, including reduced operating costs. The Company recorded $1.2 million and $0.1 million in expenses in 2002 and 2001, respectively, for the closure of these facilities primarily related to future minimum lease payments due on the vacated facilities. These amounts are included in loss from discontinued operations in the accompanying consolidated statements of operations for 2002 and 2001.

In September 2003, based upon several factors including unfavorable market conditions and a poor competitive position which prevented the Company from generating profitable results, the Company announced its intent to exit its operations in Colorado. The cessation of operations in this market has been treated as a discontinued operation as it had distinguishable cash flow and operations that have been eliminated from the ongoing Company, and the Company currently has no further cash flows or operations in this market. The Company completed the exit plan prior to December 31, 2003.

As a result of the exit plan, in 2003 the Company recorded an expense of $1.5 million in order to adjust asset balances to net realizable value, an expense of $0.2 million related to facility exit costs, and an impairment charge of $1.2 million to write-off the carrying value of goodwill pertaining to these operations. The Company also recorded an impairment charge of approximately $0.4 million to adjust the carrying value of the real estate and equipment related to these operations to estimated fair value, less reasonable direct selling costs. The estimated fair value was determined based on a quoted market price as estimated by an independent third party. These amounts are included in loss from discontinued operations in the accompanying consolidated statements of operations for 2003. As of December 31, 2003, the Company classified the carrying value of the real estate and equipment of $1.6 million as held for sale and is included as a component of other assets, net in the accompanying consolidated balance sheets.

Sales and losses attributable to the Colorado operations, which are reported as discontinued operations, are as follows:

	Year ended December 31,

	2003	2002	2001

	(in thousands)
Sales, net	$25,600	$32,943	$47,870
Pre-tax loss	5,880	4,585	2,340

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The major classes of assets and liabilities of the discontinued Colorado operations in the consolidated balance sheets as of December 31, 2003 are as follows (in thousands):

December 31,
2003

Cash	$206
Accounts receivable, net	678
Other current assets	45
Other assets, net	1,629

Total assets	2,558

Other current liabilities	1,021
Other long-term liabilities	559

Total liabilities	1,580

Net assets	$978

An analysis of the Company’s reserves related to the Colorado discontinued operations for the periods reflected is as follows:

	December 31,			December 31,			December 31,
	2001	Additions	Payments	2002	Additions	Payments	2003

	(in thousands)
Facility and other exit costs, net of estimated sub-lease rental income	$131	$1,155	$(392)	$894	$128	$(301)	$721
Employee severance and termination benefits	—	—	—	—	55	—	55
Other	—	—	—	—	36	—	36

Total facility closure reserve	$131	$1,155	$(392)	$894	$219	$(301)	$812

The total reserves of $0.8 million at December 31, 2003, of which $0.6 million is recorded as other long-term liabilities, are primarily related to future minimum lease payments on vacated facilities.

Indiana Operations

During 2001, management determined that integration issues at the Indiana operation, largely a result of its remote location, rendered it incompatible with the Company’s operating strategies. As a result, on June 8, 2001, the Company sold all of the assets of its Indiana operations for $5.6 million in cash consideration. In addition, the purchaser assumed substantially all of the liabilities connected to the operation.

The sale of the operation has been treated as a discontinued operation as it had distinguishable cash flow and operations that have been eliminated from the on-going Company and the Company will have no further involvement in the Indiana operations. The Company recognized a non-cash loss of $627,000

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

related to the sale. Sales and losses attributable to the Indiana operation, which are reported as discontinued operations, are as follows:

Year ended
December 31,
2001
)

(in
thousands
Sales, net	$5,729
Pre-tax loss	1,111

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,

	2003	2002

	(in thousands)
Land	$11,326	$14,166
Buildings and improvements	42,232	43,312
Machinery and equipment	85,349	82,764
Furniture and fixtures	23,225	24,542
Construction in progress	1,042	275

	163,174	165,059
Less accumulated depreciation	73,775	62,318

	$89,399	$102,741

Depreciation expense relating to continuing operations approximated $18.8 million, $18.5 million and $17.6 million for 2003, 2002 and 2001, respectively.

11.     ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31,

	2003	2002

	(in thousands)
Accrued payroll and other employee related expenses	$21,759	$15,890
Accrued property, sales and other taxes	10,927	7,750
Accrued facility closure costs	1,245	1,188
Insurance self-retention reserves	8,047	7,079
Advances from customers	1,186	2,461
Accrued federal and state income taxes	930	1,801
Other	3,756	4,236

	$47,850	$40,405

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.     LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,

	2003	2002

	(in thousands)
Revolving credit facility	$68,900	$7,500
Tranche A term loan	—	6,292
Tranche B term loan	99,358	115,252
Other notes	275	662

	168,533	129,706
Less current portion of long-term debt	1,731	29,486

	$166,802	$100,220

During November of 2003, the Company modified and extended its credit agreement due to expire in part on December 30, 2003. The extended credit agreement changes the expiration date of the revolving credit facility (“Revolver”) to December 31, 2004 and increases its borrowing availability to $175 million from $150 million. The maturity date for the Tranche B term loan remained December 30, 2005. In connection with the extension of the credit agreement, deferred loan costs of $1.3 million were incurred. These costs are included as a component of other assets, net on the accompanying consolidated balance sheets as of December 31, 2003.

At December 31, 2003, the Company had Revolver availability of $90.5 million, net of $15.6 million in outstanding letters of credit. Revolver borrowings can be limited to a borrowing base equal to 60% of inventory plus 85% of trade accounts receivable. The borrowing base is calculated monthly and was $131.9 million at December 31, 2003, thereby limiting availability under the Revolver to a maximum of $47.4 million. The Company pays a commitment fee ranging from 0.325% to 0.50% on the unused amount of the Revolver. Borrowings under the Revolver bear interest at a rate based on either the Bank of America base rate or LIBOR plus an additional spread based upon performance. Currently, the Revolver rates are Bank of America base rate plus 1.5% and LIBOR plus 2.5%. The interest rate on the Tranche B term loan is based on either the Bank of America base rate plus 2.75% or LIBOR plus 3.75%. The weighted average interest rates during 2003 on the Revolver, Tranche A term loan and Tranche B term loan were 5.65%, 4.11% and 4.99%, respectively.

The credit agreement is collateralized by all tangible and intangible property and interest in property and proceeds thereof now owned or hereafter acquired by the Company and its wholly-owned subsidiaries. The agreement contains covenants providing for the maintenance of certain financial ratios and conditions including: consolidated net worth; a coverage ratio that includes earnings before interest, taxes, depreciation and amortization; a ratio of net funded debt to earnings before interest, taxes, depreciation and amortization; and limitations on capital expenditures, among certain other restrictions. At December 31, 2003, management believes it was in compliance with these covenants and conditions.

The Company also has other notes aggregating $0.3 million and $0.7 million at December 31, 2003 and 2002, respectively, due at various times through 2010.

Subsequent to December 31, 2003, the Company entered into a new long-term credit agreement. Accordingly, borrowings under the Revolver have been reclassified to long-term consistent with the terms of the new agreement. See Note 20.

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Future maturities of long-term debt as of December 31, 2003 are as follows (in thousands):

Year ending December 31,
2004	$1,731
2005	2,300
2006	2,300
2007	2,300
2008	2,300
Thereafter	157,602

$168,533

Theses future maturities reflect the refinancing of the Company’s credit agreement as discussed in Note 20.

13.	INCOME TAXES

The components of income tax expense from continuing operations are as follows:

	2003	2002	2001

	(in thousands)
Current:
Federal	$12,151	$7,795	$9,303
State	968	749	562

	$13,119	8,544	9,865

Deferred:
Federal	(323)	459	(6,612)
State	252	(48)	(644)

	(71)	411	(7,256)

Income tax expense	$13,048	$8,955	$2,609

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Temporary differences, which give rise to deferred tax assets and liabilities, are as follows:

	December 31,

	2003	2002

	(in thousands)
Deferred tax assets related to:
Accrued expenses	$8,832	$6,946
Accounts receivable	1,437	726
Inventories	3,532	3,112
Operating loss carryforwards	1,206	937

	15,007	11,721
Valuation allowance	(1,187)	(719)

Total deferred tax assets	13,820	11,002

Deferred tax liabilities related to:
Goodwill	6,013	1,247
Property, plant and equipment	3,356	2,451

Total deferred tax liabilities	9,369	3,698

Net deferred tax asset	$4,451	$7,304

A reconciliation of the statutory federal income tax rate to the Company’s effective rate is provided below:

	2003	2002	2001

Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	2.5%	2.7%	(8.0%)
Non-deductible goodwill and other	0.8%	2.5%	12.3%

	38.3%	40.2%	39.3%

The Company has $26.4 million of state operating loss carryforwards expiring at various dates through 2023.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company concluded that it was appropriate to maintain a valuation allowance for state net operating losses in certain jurisdictions where it is more likely than not that the deferred tax asset will not be realized. The valuation allowance increased by $0.5 million during 2003 to reflect state net operating losses not benefited in the prior year.

14.	EMPLOYEE STOCK BASED COMPENSATION

During 1998, the Company implemented the Builders FirstSource, Inc. 1998 Stock Incentive Plan (“the Plan”), a stock-based incentive compensation plan. Under the Plan, the Company is authorized to issue shares of common stock pursuant to “Awards” granted in various forms, including incentive stock

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

options (intended to qualify under Section 422 of the Internal Revenue Code of 1986 (as amended)), non-qualified stock options and other stock-based awards. The Plan also authorizes the sale of common stock on terms determined by the Company’s Board of Directors.

The Company has notes receivable from employees aggregating $196,000 and $209,000 at December 31, 2003 and 2002, respectively, in connection with the issuance of common stock under the Plan. As of December 31, 2003, there were 51.9 million shares authorized and 12.5 million shares available for issuance.

Options to purchase shares of common stock generally cliff vest after nine years subject to acceleration at 20% per year if certain return on net assets targets are met. The expiration date is generally ten years subsequent to date of issuance. To date, these targets have generally been met.

A summary of the status of the Company’s stock options as of December 31, 2003, 2002 and 2001 and the changes during the periods is presented below:

		Weighted
	Number of shares	average
	underlying options	exercise price

	(in thousands)
Outstanding at December 31, 2000	8,680	$0.91
Granted	22,185	$1.00
Exercised	(3)	$0.25
Cancelled	(748)	$1.00

Outstanding at December 31, 2001	30,114	$0.97
Granted	685	$1.00
Exercised	(35)	$0.25
Cancelled	(998)	$1.00

Outstanding at December 31, 2002	29,766	$0.97
Granted	1,595	$1.00
Exercised	(6)	$1.00
Cancelled	(879)	$1.00

Outstanding at December 31, 2003	30,476	$0.97

Weighted-average fair value of options granted
2001		$0.24

2002		$0.23

2003		$0.18

The minimum value of each stock option granted is estimated on the date of grant using a Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants during 2003, 2002 and 2001: expected term— six years; expected volatility— 0.00%; expected dividend yield— 0.00%; and risk-free rate— 3.12%, 4.37% and 4.50%, respectively. No adjustment was made for non-transferability or risk of forfeitures.

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table summarizes information about employee stock options outstanding at December 31, 2003 (options are in thousands):

	Options Outstanding			Options Exercisable

		Weighted Average
					Weighted
	Outstanding at		Remaining	Exercisable at	Average
	December 31,	Exercise	Contractual	December 31,	Exercise
Range of Exercise Prices	2003	Price	Life	2003	Price

$0.25	1,029	$0.25	5.00	1,029	$0.25
$1.00	29,447	$1.00	7.55	14,490	$1.00

$0.25 - $1.00	30,476	$0.97	7.47	15,519	$0.95

15.	EMPLOYEE BENEFIT PLANS

The Company maintains one active defined contribution 401(k) plan as discussed below:

Employees of the Company are eligible after completing six months of employment to participate in the Builders FirstSource, Inc. 401(k) Plan. Participants can contribute up to 15% of their annual compensation, subject to federally mandated maximums. The Company will match 50% of employee contributions up to 6% of employee contributions. The Company’s matching contributions are subject to a pro-rata five-year vesting schedule.

The Company recognized expense of $3.0 million, $3.2 million and $3.3 million in 2003, 2002, and 2001, respectively, for contributions to the plan.

16.	COMMITMENTS AND CONTINGENCIES

The Company leases certain land, buildings and equipment used in operations. These leases are accounted for as operating leases with terms ranging from one to twenty years and generally contain renewal options. Certain operating leases are subject to contingent rentals based on various measures. Total rent expense under operating leases was approximately $25.9 million, $25.3 million and $22.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

In addition, the Company has residual value guarantees on certain equipment leases. Under these leases the Company has the option of (a) purchasing the equipment at the end of the lease term at its then fair market value, (b) arranging for the sale of the equipment to a third party, or (c) returning the equipment to the lessor to sell the equipment. If the sales proceeds in either case are less than the residual value, the Company is required to reimburse the lessor for the deficiency up to a specified level as stated in each lease agreement. If the sales proceeds exceed the residual value, the Company is entitled to all of such excess amounts. The guarantees under these leases for the residual values of equipment at the end of the respective operating lease periods approximated $7.2 million as of December 31, 2003. Based upon the expectation that none of these leased assets will have a residual value at the end of the lease term that is materially less than the value specified in the related operating lease agreement or that the Company will purchase the equipment at the end of the lease term, the Company does not believe it is probable that it will be required to fund any amounts under the terms of these guarantee arrangements. Accordingly, no accruals have been recognized for these guarantees.

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Future minimum commitments for noncancelable operating leases with initial or remaining lease terms in excess of one year are as follows:

	Related party	Total*

	(in thousands
Year ending December 31,
2004	$3,111	$21,059
2005	3,071	19,257
2006	2,768	15,565
2007	2,369	13,966
2008	2,355	12,428
Thereafter	7,311	61,310

	$20,985	$143,585

*	Includes related party future minimum commitments for noncancelable operating leases.

The Company is a party to various legal proceedings in the ordinary course of business. Although the ultimate disposition of these proceedings cannot be predicted with certainty, management believes the outcome of any claim that is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the consolidated financial position, cash flows or operations of the Company. However, there can be no assurances that future costs would not be material to the results of operations or liquidity of the Company for a particular period.

In July 1995, Pelican Companies, Inc., which was acquired by the Company in December 1998, voluntarily entered into a consent agreement with the South Carolina Department of Health and Environmental Control (“SCDHEC”) to address the impact of wood treatment operations at a site owned by the Company in Homewood, South Carolina. Extensive environmental investigation has been conducted at the site, and the Company has entered into an agreement with the SCDHEC regarding appropriate remedial measures. The Company does not anticipate that remaining remedial activities, if any, will have a significant impact on the consolidated financial position, cash flows or operations of the Company.

The Company has an agreement with an unrelated third party to provide an interim financing program (the “Program”) to its customers in certain markets. Under this agreement, the Company provides a partial Guaranty (“Guaranty”) on each loan to a builder pursuant to the Program. The Guaranty is an amount equal to 10% of the funded construction loan amount per occurrence, per loan. The maximum amount of all guarantees is limited to $400,000 in any twelve-month period. As of December 31, 2003, the maximum amount of all guarantees was $200,000 and the Company had not paid or been assessed any amounts under the Guaranty. The term of the Program is through January 4, 2004.

During 2001, the Company entered into a termination agreement (the “Agreement”) with a former senior executive (the “Executive”). As part of the Agreement, the Company agreed to repurchase from the Executive approximately 2.1 million shares of Company common stock at estimated fair market value of $2.1 million. The Agreement provided for 770,000 shares to be repurchased upon execution of the Agreement with the remaining shares to be repurchased ratably over a 24-month period. At December 31, 2003, all obligations under the Agreement had been fulfilled by the Company.

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	RELATED PARTY TRANSACTIONS

In 2003, 2002 and 2001, the Company paid approximately $3.3 million, $3.2 million and $3.4 million, respectively, in rental expense to shareholders of the Company for leases of land and buildings.

In 2003 and 2002, the Company paid JLL Partners approximately $0.3 million for certain out-of-pocket expenses incurred. These amounts are recorded in selling, general, and administrative expenses.

In May 2001, the Company paid approximately $225,000 to acquire certain assets, consisting primarily of inventory, from a former owner of an acquired company who is also a shareholder of the Company.

18.	CONCENTRATIONS

The Company maintains cash at financial institutions in excess of federally insured limits. Accounts receivable potentially expose the Company to concentrations of credit risk. The Company provides credit in its normal course of business to customers in the residential construction industry. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

Because customers are dispersed among the Company’s various markets, its credit risk to any one customer or state economy is not significant.

19.	SALES BY PRODUCT CATEGORY

Sales by product category for the years ended December 31, 2003 and 2002 were as follows (in thousands):

	2003	2002

Lumber & Lumber Sheet Goods	$593,693	$515,387
Windows & Doors	354,584	325,170
Prefabricated Components	303,449	257,349
Millwork	158,680	151,148
Other Building Products and Services	264,687	250,952

	$1,675,093	$1,500,006

Sales by product category is not available for 2001.

20.	SUBSEQUENT EVENT

On February 25, 2004, the Company entered into a Credit Agreement that provides for a $90 million revolving credit facility maturing February 25, 2009, a $230 million Tranche A term loan due February 25, 2010, and a $85 million Tranche B term loan due August 25, 2010. The Credit Agreement provides for a letter of credit subfacility of $25 million maturing February 25, 2009. The Credit Agreement contains certain restrictive covenants, which, among other things, relate to the payment of dividends, incurrence of indebtedness, repurchase of common stock or other distributions, and asset sales and also requires compliance with certain financial covenants with respect to a maximum total leverage ratio and a minimum interest coverage ratio. The Company can be required to make mandatory prepayments of amounts outstanding under the Credit Agreement based on the results of an excess cash flow calculation that must be performed annually under the terms of the Agreement.

Proceeds from the new Credit Agreement were used to retire the Company’s existing debt facility and to pay a dividend of approximately $139.6 million to shareholders and approximately $0.4 million to certain option holders of record as of February 25, 2004. The cash payment to option holders will be

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

recorded as compensation expense. In addition, in fiscal 2004 the Company will expense $2.2 million in deferred loan costs in 2004 due to the early retirement of the debt facility.

Future maturities of long-term debt for the new Credit Agreement are as follows (in thousands):

Year ending December 31,
2004	$1,725
2005	2,300
2006	2,300
2007	2,300
2008	2,300
Thereafter	304,075

$315,000

Builders FirstSource, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,

	2004	2003
	(unaudited)	(unaudited)

	(in thousands, except
	per share amounts)
Sales	$1,552,453	$1,213,460
Cost of sales	1,201,004	940,953

Gross margin	351,449	272,507
Selling, general and administrative expenses	275,551	240,893
Facility closure costs	—	1,051

Income from operations	75,898	30,563
Other expense, net	—	901
Interest expense	18,687	7,935

Income from continuing operations before income taxes	57,211	21,727
Income tax expense	22,026	8,330

Income from continuing operations	35,185	13,397
Income (loss) from discontinued operations (net of income tax (expense) benefit of ($56) and $1,422 in 2004 and 2003, respectively)	103	(2,641)

Net income	$35,288	$10,756

Basic net income per share
Income from continuing operations	$0.14	$0.05
Income (loss) from discontinued operations	—	(0.01)

Net income	$0.14	$0.04

Diluted net income per share
Income from continuing operations	$0.13	$0.05
Income (loss) from discontinued operations	—	(0.01)

Net income	$0.13	$0.04

Weighted average common shares outstanding
Basic	251,321	252,215

Diluted	264,738	252,701

The accompanying notes are an integral part of these condensed consolidated financial statements.

Builders FirstSource, Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,
	2004	December 31,
	(unaudited)	2003

	(in thousands, except
	per share amounts)
ASSETS

Current assets:
Cash and cash equivalents	$22,799	$5,585
Accounts receivable, net	266,438	214,855
Inventories	156,378	125,152
Other current assets	21,545	22,081

Total current assets	467,160	367,673
Property, plant and equipment, net	91,006	89,399
Goodwill	163,059	163,030
Other assets, net	13,684	6,059

Total assets	$734,909	$626,161

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$120,827	$65,778
Accrued liabilities	85,002	47,850
Book overdrafts	708	24,800
Current maturities of long-term debt	3,575	1,731

Total current liabilities	210,112	140,159
Long-term debt, net of current maturities	310,480	166,802
Other long-term liabilities	17,131	17,569

	537,723	324,530
Commitments and contingencies (Note 6)
Shareholders’ equity:
Common stock, $.01 par value, 300,000 shares authorized; 251,339 and 251,558 issued and outstanding, at September 30, 2004 and December 31, 2003, respectively	2,513	2,516
Additional paid-in capital	160,514	249,765
Stock purchase loans receivable	—	(196)
Retained earnings	34,159	49,546

Total shareholders’ equity	197,186	301,631

Total liabilities and shareholders’ equity	$734,909	$626,161

The accompanying notes are an integral part of these condensed consolidated financial statements.

Builders FirstSource, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2004	2003
	(unaudited)	(unaudited)

	(in thousands)
Cash flows from operating activities:
Net income	$35,288	$10,756
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	13,998	14,942
Amortization of deferred loan costs	3,498	1,579
Bad debt expense	2,387	1,722
Non-cash (gain) loss from discontinued operations	(159)	3,187
Net gain on sale of assets	(264)	(993)
Non-cash facility closure costs	—	871
Changes in assets and liabilities, net of effects from acquired companies:
Accounts receivable	(53,924)	(164,393)
Retained interest in transferred accounts receivable	—	63,397
Inventories	(31,226)	(20,025)
Other current assets	440	(3,488)
Other assets and liabilities	(324)	730
Accounts payable	55,049	53,816
Accrued liabilities	36,566	10,892

Net cash (used in) provided by operating activities	61,329	(27,007)

Cash flows from investing activities:
Purchases of property, plant and equipment	(16,394)	(11,019)
Proceeds from sale of property, plant and equipment	1,571	6,216
Acquisitions, net of cash acquired	—	(504)

Net cash used in investing activities	(14,823)	(5,307)

Cash flows from financing activities:
Net borrowings (payments) under revolving credit facilities	(68,900)	61,900
Proceeds from long-term debt	315,000	—
Payments on long-term debt and other notes	(100,578)	(22,317)
Deferred loan costs	(10,989)	—
Payment of dividend	(139,592)	—
Exercise of stock options	14	—
Repurchase of common stock	(351)	(1,402)
Collection of stock purchase loans	196	13
Book overdrafts	(24,092)	(3,819)

Net cash provided by (used in) financing activities	(29,292)	34,375

Net increase in cash and cash equivalents	17,214	2,061
Cash and cash equivalents at beginning of period	5,585	2,248

Cash and cash equivalents at end of period	$22,799	$4,309

The accompanying notes are an integral part of these condensed consolidated financial statements.

Builders FirstSource, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Stock
	Common Stock		Additional	purchase
			paid-in	loans	Retained
	Shares	Amount	Capital	receivable	earnings	Total

	(unaudited)

	(in thousands, except share amounts)
Balance at December 31, 2003	251,558,474	$2,516	$249,765	$(196)	$49,546	$301,631
Exercise of stock options	131,118	1	13	—	—	14
Repurchase of common stock	(350,154)	(4)	(347)	—	—	(351)
Cash dividend	—	—	(88,917)	—	(50,675)	(139,592)
Collection of stock purchase loans	—	—	—	196	—	196
Net income	—	—	—	—	35,288	35,288

Balance at September 30, 2004	251,339,438	$2,513	$160,514	$—	$34,159	$197,186

The accompanying notes are an integral part of these condensed consolidated financial statements.

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	BASIS OF PRESENTATION

Builders FirstSource, Inc. and subsidiaries (the “Company”) is a leading provider of manufactured components, building materials and construction services to professional homebuilders and contractors in the United States.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all recurring adjustments and normal accruals necessary for a fair statement of the Company’s financial position and its results of operations and cash flows for the dates and periods presented. Results for interim periods are not necessarily indicative of the results to be expected during the remainder of the current year or for any future period. All significant intercompany accounts and transactions have been eliminated in consolidation.

These unaudited condensed consolidated financial statements should be read in conjunction with the more detailed audited consolidated financial statements for the years ended December 31, 2003, 2002, and 2001 presented herein. Accounting policies used in the preparation of these unaudited condensed consolidated financial statements are consistent in all material respects with the accounting policies described in the Notes to Consolidated Financial Statements included in the audited consolidated financial statements.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Estimates are used when accounting for items such as revenue, vendor rebates, allowance for returns, discounts and doubtful accounts, employee compensation programs, depreciation and amortization periods, taxes, inventory values, insurance programs, goodwill, other intangible assets and long-lived assets.

Accounts Receivable

The Company extends credit to qualified professional homebuilders and contractors, generally on a non-collateralized basis. The allowance for doubtful accounts is based on management’s assessment of the amount which may become uncollectible in the future and is estimated using specific review of problem accounts, overall portfolio quality, current economic conditions that may affect the borrower’s ability to pay, and historical experience.

Accounts receivable consist of the following:

	September 30,	December 31,
	2004	2003

	(in thousands)
Trade receivables	$263,732	$210,488
Other	9,136	10,105

	272,868	220,593
Less allowance for returns and doubtful accounts	6,430	5,738

	$266,438	$214,855

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

Net Income Per Common Share

Net income per common share is calculated in accordance with SFAS No. 128, “Earnings per Share,” which requires the presentation of basic and dilutive earnings per share. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Dilutive earnings per share is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents. Weighted average shares outstanding have been adjusted for common shares underlying options of 13.4 million and 0.5 million for the nine month periods ended September 30, 2004 and 2003, respectively. Options to purchase 29.7 million shares of common stock outstanding at September 30, 2003 were not included in the computation of diluted earnings per share.

Stock Compensation

The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for employee stock-based compensation costs related to its stock incentive plan. APB 25 is an intrinsic value approach for measuring stock-based compensation costs. SFAS No. 123, “Accounting for Stock-Based Compensation,” is a fair value approach for measuring stock-based compensation costs.

Had the compensation cost for the Company’s stock-based compensation been determined in accordance with SFAS No. 123, the Company’s net income and net income per share for the nine month periods ended September 30, 2004 and 2003 would approximate the pro forma amounts below:

	Nine Months Ended
	September 30,

	2004	2003

	(in
	thousands,
	except per
	share amounts)
Reported net income	$35,288	$10,756
Deduct: Total stock-based employee compensation expense determined under minimum value methods for all awards, net of related tax effects	(639)	(665)

Pro forma net income	$34,649	$10,091

Basic earnings per share—as reported	$0.14	$0.04
Basic earnings per share—pro forma	$0.14	$0.04
Diluted earnings per share—as reported	$0.13	$0.04
Diluted earnings per share—pro forma	$0.13	$0.04

The effects of applying SFAS No. 123 in this pro forma disclosure may not be indicative of future results.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share Based Payment” (“SFAS 123R”), which is a revision of SFAS 123 and supersedes APB 25 and SFAS 148. This statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans.

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

SFAS 123R applies to all awards granted after the required effective date (the beginning of the first interim or annual reporting period that begins after June 15, 2005) and to awards modified, repurchased, or cancelled after that date. As of the required effective date, all public entities that used the fair value based method for either recognition or disclosure under Statement 123 will apply this Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123. The Company previously used the minimum value method under SFAS 123 to calculate the value of its options and will apply the prospective transition method as of the required effective date. The Company will continue to account for the currently outstanding options under APB 25 and will apply the provisions of SFAS 123R prospectively to new awards and to awards modified, repurchased, or cancelled after adoption of this statement.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs— an amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of inventory be based on the normal capacity of the production facilities. This new standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company does not anticipate the adoption of this statement to have a significant impact on its financial position or results of operations.

In December 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (“SFAS No. 153”). The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, APB Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. By focusing the exception on exchanges that lack commercial substance, the Board believes SFAS No. 153 produces financial reporting that more faithfully represents the economics of the transactions. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe the adoption of this new statement will have a material impact on its financial condition or results of operations.

In September 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share,” which requires shares associated with contingently convertible debt instruments with market price triggers to be included in the computation of diluted earnings per share (“EPS”) regardless of whether the market price trigger has been met. EITF 04-8 also requires that prior period diluted EPS amounts presented for comparative purposes be restated. EITF 04-8 is effective for reporting periods ending after December  15, 2004. The Company does

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

not believe the adoption of this new statement will have a material impact on its financial condition or results of operations.

Reclassifications

Prior year amounts have been reclassified to conform to the current year presentation.

2.	LONG-TERM DEBT

Long-term debt consists of the following:

	September 30,	December 31,
	2004	2003

	(in thousands)
Revolving credit facility	$—	$68,900
Tranche A term loan	228,850	—
Tranche B term loan	85,000	99,358
Other notes	205	275

	314,055	168,533
Less current portion of long-term debt	3,575	1,731

	$310,480	$166,802

On February 25, 2004, the Company entered into a $405.0 million senior secured credit agreement (the “Credit Agreement”) with a syndicate of banks. The Credit Agreement was initially comprised of a $90.0 million long-term revolver due February 25, 2009; a $230.0 million Tranche A term loan due in quarterly installments of $0.6 million beginning June 30, 2004 and ending March 31, 2009 and quarterly installments of $54.6 million beginning June 30, 2009 and ending February 25, 2010; and an $85.0 million Tranche B term loan due on August 25, 2010. During 2004, the Company paid down approximately $1.2 million under the term loan which permanently reduced the borrowing capacity under the Credit Agreement.

Interest rates under the credit agreement for the revolving loans and the Tranche A term loan are based on the prime rate in the United States or LIBOR (plus a margin, or “LIBOR spread,” based on leverage ratios, which is currently 1.75% for revolving loans and 3.25% for the Tranche A term loan), at the Company’s option at the time of borrowing. Interest rates under the credit agreement for the Tranche B term loan are based on the prime rate in the United States or LIBOR (plus a fixed margin, or “LIBOR spread,” which is 8.50%), at our option at the time of borrowing provided that the base interest rate shall in no event be less than 2.0%. The weighted-average interest rate at September 30, 2004 for borrowings under the Credit Agreement, was 6.2%. A variable commitment fee based on the total leverage ratio is charged on the unused amount of the revolver (0.50% at September 30, 2004). At September 30, 2004 the available borrowing capacity of the revolver totaled $73.8 million after being reduced by outstanding letters of credit of approximately $16.2 million.

The Credit Agreement is collateralized by all tangible and intangible property and interest in property and proceeds thereof now owned or hereafter acquired by the Company and its wholly-owned subsidiaries. The Credit Agreement also contains certain restrictive covenants, which, among other things, relate to the payment of dividends, incurrence of indebtedness, repurchase of common stock or other distributions, and asset sales and also require compliance with certain financial covenants with respect to a maximum total leverage ratio and a minimum interest coverage ratio. At September 30, 2004, management believes they

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

were in compliance with all covenants under the Credit Agreement. The Company can be required to make mandatory prepayments of amounts outstanding under the Credit Agreement based on the results of an excess cash flow calculation that must be performed annually under the terms of the Agreement. At September 30, 2004, the Company estimates that it will be required to permanently retire approximately $3.0 million of the Tranche A term loan during the first quarter of 2005 in accordance with the excess cash flow provision. Accordingly, this amount has been reclassified to current on the accompanying condensed consolidated balance sheets as of September 30, 2004.

Proceeds from the new Credit Agreement were used to retire the Company’s existing debt facility and to pay a cash dividend, as discussed in Note 3. In connection with the refinancing, the Company incurred fees and expenses aggregating $11.0 million, which are included as a component of other assets, net on the condensed consolidated balance sheets at September 30, 2004 and are being amortized over the term of the Credit Agreement. In addition, the Company expensed $2.2 million in deferred loan costs in 2004 due to the early retirement of the prior debt facility. This amount is included in interest expense in the accompanying condensed statements of operations for the nine month period ended September 30, 2004.

At December 31, 2003, the Company had a revolving credit facility of $175.0 million (the “Revolver”) which was scheduled to expire on December 31, 2004. The availability under the Revolver was $90.5 million, net of $15.6 million in outstanding letters of credit. Revolver borrowings were limited to a borrowing base equal to 60% of inventory plus 85% of trade accounts receivable. The borrowing base was calculated monthly and was $131.9 million at December 31, 2003, thereby limiting availability under the Revolver to a maximum of $47.4 million. The Company paid a commitment fee ranging from 0.325% to 0.50% on the unused amount of the Revolver. Borrowings under the Revolver bore interest at a rate based on either the Bank of America base rate or LIBOR plus an additional spread based upon performance. At December 31, 2003, the Revolver rates were Bank of America base rate plus 1.5% and LIBOR plus 2.5%. At December 31, 2003, the Company also had $99.4 million Tranche B Term loan outstanding which was scheduled to expire on December 30, 2005. The interest rate on the Tranche B term loan was based on either the Bank of America base rate plus 2.75% or LIBOR plus 3.75%.

The Company also has other notes aggregating $0.2 million and $0.3 million at September 30, 2004 and December 31, 2003, respectively, due at various times through 2010.

3.	EMPLOYEE STOCK BASED COMPENSATION

On February 25, 2004, the Company’s Board of Directors declared a special cash dividend of $0.56 per common share, or $139.6 million to shareholders of record as of February 25, 2004. The Company fully reduced retained earnings by $50.7 million and reduced additional paid-in capital by $88.9 million for the remainder of the dividend. As a result of the special dividend, the Board of Directors exercised its discretion under the anti-dilution provisions of the employee stock plan to adjust the exercise price of stock options to reflect the change in the share value on the dividend date. The Company did not record any expense related to adjustment of the exercise price as the modification did not increase the aggregate

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

intrinsic value of any award and the ratio of the exercise price per share to the market value per share was not reduced. The effect of this anti-dilution adjustment is presented below:

	As of dividend date
			As of
	Prior to	After	December 31,
	adjustment	adjustment	2003

	(in thousands, except per share
	amounts)
Options outstanding	30,456	30,456	30,476
Options exercisable	16,170	16,170	15,519
Weighted average exercise price:
Options outstanding	$0.97	$0.31	$0.97
Options exercisable	$0.95	$0.30	$0.95

Approximately $0.4 million was also paid to certain option holders whose exercise price could not be adjusted for the dividend. The cash payment to these option holders was expensed and is included in selling, general, and administrative expenses in the accompanying condensed consolidated statements of operations for the nine month period ended September 30, 2004. The Company also granted approximately 15.1 million stock options to various employees during the nine month period ended September 30, 2004. These options were granted with an exercise price equal to the estimated fair market value of the Company’s stock on the grant dates.

4.	FACILITY CLOSURE COSTS

During 2003, the Company developed and executed a plan to close a facility in Texas due to the location being unable to sustain a consistent level of profitability. In conjunction with the plan, the Company began disposing of assets, severing employees, and pursuing sale of the related real estate. The Company completed the exit plan prior to December 31, 2003. During the nine month period ended September 30, 2003, the Company recognized approximately $0.4 million in expenses related to the facility closure, including termination benefits to severed employees and adjustments to reflect certain asset balances at net realizable value. The Company also recorded an impairment charge of approximately $0.6 million to adjust the carrying value of the real estate related to these operations to its estimated fair value, less reasonable direct selling costs. The estimated fair value was determined based on a quoted market price as estimated by an independent third party. At September 30, 2004 and December 31, 2003, the Company classified the carrying value of the real estate of $1.4 million as held for sale and is included as a component of other assets, net in the accompanying condensed consolidated balance sheets.

5.	DISCONTINUED OPERATIONS

In September 2003, based upon several factors including unfavorable market conditions and a poor competitive position which prevented the Company from generating profitable results, the Company announced its intent to exit its operations in Colorado. The cessation of operations in this market has been treated as a discontinued operation as it had distinguishable cash flow and operations that have been eliminated from the on-going Company and the Company will have no further cash flows or operations in this market. The Company completed the exit plan prior to December 31, 2003.

As a result of the exit plan, in September 2003 the Company recorded an expense of $1.2 million in order to adjust asset balances, primarily inventory, to net realizable value and an impairment charge of $1.2 million to write-off the carrying value of goodwill pertaining to these operations. The Company also recorded an impairment charge of approximately $0.4 million to adjust the carrying value of the real

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

estate and equipment related to these operations to its estimated fair value, less reasonable direct selling costs. The estimated fair value was determined based on a quoted market price as estimated by an independent third party. These amounts are included in income (loss) from discontinued operations in the accompanying condensed consolidated statements of operations for the nine month period ended September 30, 2003. As of December 31, 2003, the Company classified the carrying value of the real estate and equipment of $1.6 million as held for sale and is included as a component of other assets, net in the accompanying condensed consolidated balance sheets.

During 2004, the Company received an updated estimated market price from an independent third party for the real estate and based on the revised estimate, recorded an additional impairment of approximately $0.2 million based on the results of the valuation. The Company also favorably settled an outstanding lease obligation and collected several customer balances that were previously written-off. The Company reduced expenses by approximately $0.4 million related to these items. These amounts are included in income (loss) from discontinued operations in the accompanying condensed consolidated statements of operations for the nine month period ended September 30, 2004. As of September 30, 2004, the Company classified the carrying value of the real estate of $1.0 million as held for sale and is included as a component of other assets, net in the accompanying condensed consolidated balance sheets.

Sales and pre-tax losses attributable to the Colorado operations were $23.2 million and $4.1 million, respectively for the nine month period ended September 30, 2003. For the nine month period ended September 30, 2004, the Company recorded no sales and recognized $0.2 million in pre-tax income due to the items discussed above.

The major classes of assets and liabilities of the discontinued Colorado operations in the condensed consolidated balance sheets as of September 30, 2004 and December 31, 2003 are as follows:

	September 30,	December 31,
	2004	2003

	(in thousands)
Cash	$—	$206
Accounts receivable, net	126	678
Other current assets	23	45
Other assets, net	1,023	1,629

Total assets	1,172	2,558

Other current liabilities	422	1,021
Other long-term liabilities	—	559

Total liabilities	422	1,580

Net assets	$750	$978

6.	COMMITMENTS AND CONTINGENCIES

The Company is a party to various legal proceedings in the ordinary course of business. Although the ultimate disposition of these proceedings cannot be predicted with certainty, management believes the outcome of any claim that is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the consolidated financial position, cash flows or operations of the Company. However, there can be no assurances that future costs would not be material to the results of operations or liquidity of the Company for a particular period.

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

In July 1995, Pelican Companies, Inc., which was acquired by the Company in December 1998, voluntarily entered into a consent agreement with the South Carolina Department of Health and Environmental Control (“SCDHEC”) to address the impact of wood treatment operations at a site owned by the company in Homewood, South Carolina. Extensive environmental investigation has been conducted at the site, and the Company has entered into an agreement with the SCDHEC regarding appropriate remedial measures. The Company does not anticipate that remaining remedial activities, if any, will have a significant impact on the consolidated financial position, cash flows or operations of the Company.

7.	RELATED PARTY TRANSACTIONS

For the nine month periods ended September 30, 2004 and 2003, the Company paid approximately $1.8 million and $2.4 million, respectively, in rental expense for leases of land and buildings to shareholders of the Company.

For the nine month periods ended September 30, 2004 and 2003, the Company paid JLL Partners approximately $0.2 million for certain out-of-pocket expenses incurred. These amounts are recorded in selling, general, and administrative expenses.

8.	SALES BY PRODUCT CATEGORY

Sales by product category for the nine-months ended September 30, 2004 and 2003 were as follows:

	2004	2003

	(in thousands)
Lumber & Lumber Sheet Goods	$624,473	$414,446
Windows & Doors	291,634	260,339
Prefabricated Components	287,286	223,825
Millwork	130,667	117,296
Other Building Products and Services	218,393	197,554

	$1,552,453	$1,213,460

9.	SUBSEQUENT EVENT

On February 11, 2005, the Company entered into a $350.0 million senior secured credit facility with a syndicate of banks. The senior secured credit facility is comprised of a $110.0 million long-term revolver due February 11, 2010; a $225.0 million term loan due in quarterly installments of $0.6 million beginning June 30, 2005 and ending June 30, 2011 and a final payment of $210.9 million on August 11, 2011; and a $15.0 million prefunded letter of credit facility due August 11, 2011.

The senior secured credit facility is collateralized by all tangible and intangible property and interest in property and proceeds thereof now owned or hereafter acquired by the Company and its wholly-owned subsidiaries. The credit facility also contains certain restrictive covenants, which, among other things, relate to the payment of dividends, incurrence of indebtedness, repurchase of common stock or other distributions, and asset sales and also require compliance with certain financial covenants with respect to a maximum total leverage ratio and a minimum interest coverage ratio. The Company can be required to make mandatory prepayments of amounts outstanding under the agreement based on the results of an excess cash flow calculation that must be performed annually under the terms of the facility.

Builders FirstSource, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

On February 11, 2005, the Company also issued $275.0 million in aggregate principal amount of floating rate notes. The floating rate notes mature on February 15, 2012. Interest accrues at a rate of LIBOR plus 4.25%. LIBOR is reset at the beginning of each quarter. Interest on the floating rate notes is payable quarterly in arrears beginning May 15, 2005. At any time on or after February 15, 2007, the Company can redeem some or all of the notes at a redemption price equal to par plus a specified premium that declines ratably to par. At any time before February 15, 2007, the Company can redeem the notes, in whole or in part, at a redemption price equal to par, plus a make whole premium. The Company may also redeem up to 35% of the aggregate principal amount of the notes with the proceeds of certain equity offerings any time before February 15, 2007. In the event of a change in control, the Company may be required to offer to purchase the notes at a purchase price equal to 101% of the principal, plus accrued and unpaid interest.

The notes are secured by a second priority lien on all tangible and intangible property and interest in property and proceeds thereof now owned or hereafter acquired by the Company and its wholly-owned subsidiaries. The indenture covering the notes contains certain restrictive covenants, which, among other things, relate to the payment of dividends, incurrence of indebtedness, repurchase of common stock or other distributions, asset sales and investments.

Proceeds from the new senior secured credit agreement and the issuance of the floating rate notes were used to retire the Company’s existing debt facility, pay a cash dividend to shareholders of $201.2 million, and make a cash payment of approximately $35.8 million to stock option holders in-lieu of adjusting the exercise price. In connection with the refinancing, the Company incurred estimated fees and expenses aggregating $20.7 million. In addition, the Company paid a $1.7 million early termination penalty and the Company had approximately $7.8 million in unamortized deferred loan costs remaining at the refinancing date related to the prior debt facility. Costs that will be expensed in the first quarter of 2005 will include $35.8 million cash paid to option holders as well as a portion of the remaining unamortized deferred loan costs related to the prior debt facility, fees and expenses related to the new credit facility and floating rate notes, and the early termination penalties. A portion of these fees will be capitalized over the term of the new credit facility and floating rate notes. The final syndicate of banks has not been determined and therefore, the estimated amount of financing costs that will be deferred or expensed is subject to change upon final allocation and participation of the applicable banks.

Future maturities of long-term debt are as follows (in thousands):

Year ending December 31,
2005	$1,688
2006	2,250
2007	2,250
2008	2,250
2009	2,250
Thereafter	489,312

$500,000

LOGO

Builders FirstSource, Inc.

Common Stock

            , 2005

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered.

SEC Registration Fee	$
NASD Fee
Nasdaq National Market Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Blue Sky Fees and Expenses
Transfer Agent and Registrar Fees and Expenses
Miscellaneous

Total	$

The registrant will bear all of the expenses shown above.

Item 14. Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys’ fees) incurred by them as a result of suits brought against them in their capacity as directors or officers, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue, or matter as to which they shall have been adjudged to be liable to us, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Any such indemnification may be made by us only as authorized in each specific case upon a determination by the stockholders, disinterested directors or independent legal counsel that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated by-laws provide that we shall indemnify our directors and officers to the fullest extent permitted by law and that no director shall be liable for monetary damages to us or our stockholders for any breach of fiduciary duty, except to the extent provided by applicable law. We currently maintain liability insurance for our directors and officers.

ITEM 15.     Recent Sales of Unregistered Securities

In the three years preceding the filing of this Registration Statement, the Registrant has issued the following securities that were not registered under the Securities Act:

On February 11, 2005, we issued $275.0 million aggregate principal amount of second priority senior secured floating rate notes due 2012. These securities were issued only to qualified institutional buyers in accordance with Rule 144A and to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act. The securities were issued to UBS Securities LLC and Deutsche Bank Securities Inc. as initial purchasers. We and the guarantors have agreed to use all commercially reasonable efforts to file a registration statement enabling holders of these floating rate notes to exchange their privately placed floating rate notes for publicly registered notes with substantially identical terms as the floating rate notes; cause the registration statement to be declared effective by the SEC on or prior to 240 days after the issue date; and complete the exchange offer within 30 business days after the date on which the registration statement is declared effective, subject to certain exceptions. In addition, in certain circumstances, we will agree to file a “shelf registration statement” that would allow some or all of the floating rate notes to be offered to the public and to use all commercially reasonable efforts to cause such a shelf registration statement to be declared effective by the SEC.

In the past three calendar years, the Company has granted stock options to employees under its 1998 Stock Incentive Plan, as amended, covering an aggregate of 17,637,034 shares. Of these options, 2,512,000 were issued at an exercise price of $1.00 per share, and 15,125,034 options were issued at an exercise price of $0.315 per share. All of the options were issued pursuant to the Company’s stock incentive plan in reliance on Rule 701 of the Securities Act.

On February 25, 2004, the Company’s board of directors declared a special cash dividend of $0.56 per common share, or an aggregate of $139.6 million, to shareholders of record as of February 25, 2004. As a result of the special dividend, the board of directors exercised its discretion under the anti-dilution provisions of the employee stock plan to adjust the exercise price of stock options from $1.00 per common share to $0.315 per share and to adjust certain other options from $0.25 per common share to $0.1125 per common share to reflect the change in the share value on the dividend date. Approximately $0.4 million was also paid to certain option holders whose exercise price could not be adjusted for the dividend.

ITEM 16.     Exhibits

1	.1*	Form of Underwriting Agreement
3	.1*	Form of Amended and Restated Certificate of Incorporation of Builders FirstSource, Inc.
3	.2*	Form of Amended and Restated By-Laws of Builders FirstSource, Inc.
4	.1*	Indenture, dated as of February 11, 2005, among Builders FirstSource, Inc., the Subsidiary Guarantors thereto, and The Wilmington Trust Corporation, as Trustee
4	.2*	Form of Specimen Certificate
4	.3*	Registration Rights Agreement, dated as of February 8, 2005, among Builders FirstSource, Inc., the Guarantors named therein, and UBS Securities LLC and Deutsche Bank Securities Inc.
5	.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, regarding the legality of the common stock being issued
8	.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, regarding certain tax matters
10	.1*	Credit Agreement, dated as of February 11, 2005, among Builders FirstSource, Inc., as borrower, JLL Building Products, LLC, and the guarantors party thereto, the lenders party thereto, UBS Securities LLC, as joint arranger and joint book runner, UBS AG, Stamford Branch, as issuing bank, administrative agent, and collateral trustee for the secured parties, UBS Loan Finance LLC as swingline lender, and Deutsche Bank Securities Inc. as joint arranger, joint book-runner, and syndication agent
10	.2*	Builders FirstSource, Inc. 1998 Stock Incentive Plan, as amended

10	.3*	Form of Builders FirstSource, Inc. 1998 Stock Incentive Plan Nonqualified Stock Option Agreement
10	.4*	Builders FirstSource, Inc. 2005 Cash Incentive Bonus Plan
10	.5*	Builders FirstSource, Inc. 2004 Cash Incentive Bonus Plan
10	.6*	Employment Agreement, dated September 1, 2001, between Builders FirstSource and Floyd F. Sherman
10	.7*	Employment Agreement, dated January 15, 2004, between Builders FirstSource and Kevin P. O’Meara
10	.8*	Employment Agreement, dated January 15, 2004, between Builders FirstSource and Charles L. Horn
10	.9*	Employment Agreement, dated January 15, 2004, between Builders FirstSource and Donald F. McAleenan
23	.1†	Consent of PricewaterhouseCoopers LLP
24	.1†	Powers of Attorney

†	Filed herewith.

*	To be filed by amendment.

ITEM 17.     Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4)or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Builders FirstSource, Inc. has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on February 14, 2005.

BUILDERS FIRSTSOURCE, INC.

By:	/s/ FLOYD F. SHERMAN

Floyd F. Sherman,
Chairman, President, and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ FLOYD F. SHERMAN Floyd F. Sherman	Chairman, President, and Chief Executive Officer (Principal Executive Officer and Director)	February 14, 2005

/s/ CHARLES L. HORN Charles L. Horn	Senior Vice President—Finance and Chief Financial Officer (Principal Financial Officer)	February 14, 2005

/s/ M. CHAD CROW M. Chad Crow	Vice President—Finance and Controller (Controller)	February 14, 2005

/s/ ALEXANDER R. CASTALDI Alexander R. Castaldi	Director	February 14, 2005

/s/ RAMSEY A. FRANK Ramsey A. Frank	Director	February 14, 2005

/s/ PAUL S. LEVY Paul S. Levy	Director	February 14, 2005

/s/ BRETT N. MILGRIM Brett N. Milgrim	Director	February 14, 2005